

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 7

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Cyber Holdings, Inc.

Commission File Number: 0001606809

Delaware

UNITED STATES:

Cyber Holdings, Inc.

11626 Timberlake Drive

San Diego, California 92131

Phone: (855) 997-2013

4899– Communication Services, Not Elsewhere Classified	**45-266608**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Richard P. Burgoon, Jr. Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	President & Chief Executive Officer Corporate Secretary
Mr. Phillip G. Plourde Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Operations Officer Member, Board of Directors
Mr. R. Scott Lentz Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 9213	Advisory Controller
Mr. Michael Maguire Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Technology Officer
Mr. Ryan Oxford Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Creative Officer Member, Board of Directors
Cate Gilman Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Member and Chair, Board of Directors

Mark Seremet Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Member, Board of Directors
Scott G. Hutton Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Member, Board of Directors

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Cyber Holdings, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Philip G. Plourde (1) (2) (3)	Preferred Common	0% 14.9%
Nipoj & Kamilla Parmprome (4)	Preferred Common	0% 15.3%
Mr. Richard P. Burgoon, Jr. (5) (6)	Preferred Common	0% 12.3%
Mr. Barry M. Soper (7)	Preferred Common	0% 8.7%
Ms. Kathy Pennington (8)	Preferred Common	0% 7.7%

(1) Mr. Phillip G. Plourde is the Chief Operations Officer of Cyber Holdings, Inc.
(2) Mr. Phillip G. Plourde is a Member of the Board of Directors for Cyber Holdings, Inc.
(3) Address: 917 Crescent Falls St., Henderson Nevada 89011
(4) Address: 35175 Pashal Place, Wildomar California 92595
(5) Mr. Richard P. Burgoon, Jr. is the Chief Executive Officer for Cyber Holdings, Inc.
(6) Address: 11626 Timberlake Drive San Diego California 92131
(7) Address: PO Box 19756, San Diego California 92159
(8) Address: 528 Via De Valle, Unit F, Solana Beach California 92075

(f) Promoters of the issuer

Company:
Cyber Holdings, Inc.
11626 Timberlake Drive
San Diego, California 92131
Phone: 1-855-997-2013
http://www.cyberholdingsinc.net
http://www.WarZoneSecure.com
http://www.WareZoneGirls.com

Broker-Dealer:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, CA 90292
Phone: (213) 407-4386
http://www.ASMGCorp.com
Legal@AlternativeSecuritiesMarket.com

(g) Affiliates of the Issuer. None.

(h) Counsel and Underwriters for Company.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Email: Legal@ASMMarketsGroup.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by:

Broker Dealer:
Alternative Securities Market, LLC
A Wholly Owned Subsidiary of Alternative Securities Markets Group Corporation
California Registered Broker-Dealer

Broker-Dealer Corporate:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com

Mr. Steven Joseph Muehler, Chief Executive Officer
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Market, Inc., a Wholly Owned subsidiary of Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC is the exclusive Broker-Dealer for all Issuers on the Alternative Securities Market. The Alternative Securities Market can be accessed at: http://www.ASMGCorp.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Cyber Holdings, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Within the past year the Company has issued 574,999 units of Common Stock and 574,999 warrants to purchase shares of Common Stock in conjunction with the sale of Units as described in Item 6 below. The total cash proceeds to the Company resulting from these activities are $162,500. As of the date of Qualification of this Registration Statement, the Company will have 11,583,525 Shares of Common Stock Issue and Outstanding

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Phillip G. Plourde Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 2,305,000 Shares (19.89%) Preferred Stock: No Shares	Common Stock: 2,305,000 Shares (11.14%) Preferred Stock: No Shares
Nipoj & Kamilla Pamprome Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 2,375,000 Shares (20.5%) Preferred Stock: No Shares	Common Stock: 2,375,000 Shares (11.48%) Preferred Stock: No Shares
Mr. Richard P. Burgoon, Jr. Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,900,000 Shares (16.4%) Preferred Stock: No Shares	Common Stock: 1,900,000 Shares (9.19%) Preferred Stock: No Shares
Mr. Barry M. Soper Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,345,000 Shares (11.61%) Preferred Stock: No Shares	Common Stock: 1,345,000 Shares (6.5%) Preferred Stock: No Shares

Ms. Kathy Pennington Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,200,000 Shares (10.35%) Preferred Stock: No Shares	Common Stock: 1,200,000 Shares (5.8%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation Advisor / Shareholder 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: 571,300 (4.46%) Preferred Stock: No Shares	Common Stock: 571,300 Shares (2.76%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 571,300 (FIVE HUNDRED SEVENTY-ONE THOUSAND THREE HUNDRED) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the Controlling Shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation

Item 6. Other Present or Proposed Offerings.

In 2012, the Company secured $112,000 via the sale of 14 Units. Each Unit provides to the purchasers thereof Common Stock, Warrants and Notes. In 2013, the Company secured (a) $50,000 via the sale of 10 Units (separate and distinct from the first offering) and $112,500 via the sale of 4.5 Units (separate and distinct from the second offering). Each Unit provides to the purchasers thereof Common Stock and Warrants.

Total shares issued from these financing rounds were as follows: 1,321,661 shares Common Stock, par value $0.001 per share, and 1,578,337 Warrants to purchase 1,578,337 shares of Common stock, par value $0.001 per share. The first seed offering of 14 Units also included a Unit Note that provides for re-payment of up to $94,000 on or before 3Q 2015; however, based upon the parameters of the Unit Note, we believe that few, if any, Unit repayments will be made as the Unit Note allows for use of the cash-repayment (plus additional incentives) for exercise of the warrants issued in that financing. On an as-issued, fully diluted basis, with 100% exercise of Warrants, these prior rounds would involve issuance of 2,899,998 shares of our Common Stock, $0.001 par value. None of the Warrants from any of the prior raises have been exercised as of the date of this Memorandum.

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

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Item 7. Marketing Arrangements.

There is a Broker-Dealer marketing arrangement with respects to this offering, with the Alternative Securities Market, LLC, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors, and my Licensed Members of Alternative Securities Market, LLC.

There are no plans to stabilize the market for the securities to be offered.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

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PART II – OFFERING CIRCULAR

Cyber Holdings, Inc.

Corporate:

Cyber Holdings, Inc.

11626 Timberlake Drive

San Diego California 92131

http://www.cyberholdingsinc.net & http://www.WarZoneSecure.com

& http://www.WarZoneGirls.com

1-858-382-4533

Best Efforts Offering of 9,100,000 Shares of Common Stock

Offering Price per Share of Common Stock: $0.25

Minimum Offering: 2,400,000 Shares of Common Stock

Maximum Offering: 9,100,000 Shares of Common Stock

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 13.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission. The Offering will close upon the earlier of (1) the sale of 9,100,000 Common Stock Shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

COMPLETE DETAILS ABOUT THE COMMON STOCK BEING OFFERED THROUGH THIS OFFERING CAN BE FOUND ON PAGES 81-82 OF THIS REGISTRATION STATEMENT.

DATED: FEBRUARY 10th, 2015

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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SHARES 1 – 9,100,000

	Number of Securities Offered (1)	Offering Price	Commission	Proceeds to Company
Per Security	------	$0.25	$0.025	$0.225
Total Minimum	2,400,000	$600,000	$60,000	$540,000
Total Maximum	9,100,000	$2,275,000	$227,500	$2,047,500

1) We are offering a maximum of 9,100,000 Common Stock Units at the price indicated. *See* "Terms of the Offering."
(2) ***We intend to use "Alternative Securities Market, LLC", a California Broker-Dealer, for this Offering.***

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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Investment Highlights

Target Market and Customer Demographics. Over 5,000,000 online Gamers currently play First Person Shooter (FPS) matches; FPS Gamers are our target customer base. These participants are demographically diverse, with disposable income sufficient to participate in the Company's offerings. The average age of FPS Gamers is 35, with an average annual income of $50,000. Forty-Seven percent (47%) of participants are female. These Gamers spend approximately six hours per week playing FPS matches.

Intellectual Property. The Company's anti-cheat technology includes one issued patent and one pending patent application/trade secret that we believe provide for a robust, competitively defensible anti-cheat technology framework. To our knowledge, the Company offers the only PC-FPS tournament site with server-side anti-cheat software that does not require downloading and installation on participants' computers. Three of our trademarks have been registered in the United States, and a fourth is in condition for registration.

First-Mover Advantage. We believe that no other company currently offers online Gamers the ability to compete for cash prizes in a cheat-free environment.

Limited R&D Expenses. Research and Development expenses are projected to be less than 10% of gross revenue beginning in 2015-2016. R&D spending is anticipated to be limited to enhancements in both our service offering by the addition of more game titles and to the anti-cheat technology, and the incremental cost of hosting matches and tournaments. The Company does not develop or market specific game titles.

Vendor Neutrality. The Company anticipates launching matches based upon the most popular game titles published by several different gaming vendors. New titles will be added and supported on a regular basis as determined by market demand.

Highly Scalable Business. The Company's anti-cheat algorithms can be leveraged across multiple game titles and tournament formats. The Company believes that the high degree of automation associated with our anti-cheat technology means that the incremental cost associated with adding additional titles is minimized.

Commercialization Risk. The Company's anti-cheat technology for the initial game titles has been fully developed and tested. The Company's websites have been fully developed. Beta testing has been completed. Live match beta testing has been conducted.

Partnerships. The Company's vendor-neutral platform provides for incremental opportunities to partner with PC hardware companies and vendor-sponsored tournaments (none of which are included in the Company's financial projections).

Executive Team and Board. The Company's executive team and Board include individuals with extensive experience in PC-based FPS gaming participation, FPS management site development, intellectual property creation, technology company commercialization, business operations, Initial Public Offerings and achieving successful exits for investors.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Gaming Technologies Industry Risks

Online Gaming Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Gaming Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products, services or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products, Services and Assets may be adversely affected by the general economic climate, the General Online Gaming Market Conditions such as oversupply of related products or a reduction in demand for Online Gaming products in the areas in which the Company's Products, Services and Assets are located, competition from other Online Gaming Companies, and the Company's ability to provide adequate Online Gaming Products. Revenues from the Company's Products, Services and Assets are also affected by such factors such as the costs of product production and operations, as well as global and national market conditions.

Because Online Gaming Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products and Services Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

It Has Not Been Determined by Legal Proceedings or Federal/State Legislation If Our Online Gaming Offering May Constitute Illegal Internet Gambling

Online gambling is illegal or highly regulated in only a few states (such as Nevada). We believe that our online gaming offering on our website located at htpp://www.warzonesecure.com does not constitute internet or online gambling under what is commonly referred to as the "Dominant Factor Test." We describe and discuss the Dominant Factor Test in our Offering Memorandum under the section entitled *WarZone Secure Is Not Internet Gambling: Games of Skill versus Games of Chance.* However, to our knowledge, no court or Federal or State Legislature has made a determination as to whether or not our service offering, or similar service offerings, would or would not constitute internet "gambling". If a court or legislative body where to determine that our service offering (or similar service offerings) does constitute illegal internet "gambling," we could face fines and/or termination of our service offering. In either case, our ability to continue our service offering at htpp://www.warzonesecure.com would most likely cease, resulting in a termination of our entire business operations and the complete loss of any investment in the Company. We can provide no assurances that a court and/or legislative body may not at some point in the future determine that our service offering at htpps://www.warzonesecure.com (or similar service offerings) does constitute illegal internet "gambling".

We Have Not Sought or Obtained Legal Counsel for an Analysis of the Potential Applicability of the "Dominant Factor Test" To Our Service Offering

We discuss the Dominant Factor Test in the Section of our Offering Memorandum entitled, "*WarZone Secure Is Not Internet Gambling: Games of Skill versus Games of Chance*" and on *Appendix B.* These discussions and analyses have not been conducted by nor reviewed by legal counsel, and are therefore not to be construed as "legal opinions" of legal counsel. If our non-legal analyses are deemed to be incorrect and a legal authority such as court or administrative agency determines that our non-legal analysis is incorrect, i.e., that the Dominant Factor Test does not apply to our service offering at https://warzonesecure.com or that it does apply, but that our service offering is gambling under the Dominant Factor Test, our service offering could be construed as illegal internet gambling. If any of these were to occur, our business operations and service offering at https://warzonesecure.com could be terminated or enjoined from continuation, and/or the Company could face financial penalties. If any of these events were to occur, our ability to continue our service offering at htpps://www.warzonesecure.com would most likely cease, resulting in a termination of our entire business operations and the complete loss of any investment in the Company. Although believed to be true and accurate, we can provide no assurances that our non-legal analyses under the section of our Offering Memorandum entitled "*WarZone Secure Is Not Internet Gambling: Games of Skill versus Games of Chance*" and/or *Appendix B* are legally accurate.

Our WarZone Secure Service Offering Has Age and Residence Restrictions That May Be Ignored by Users and Potential Customers

Because our preferred method of transacting payments is via credit card, we require that potential customers of our service offering be at least 18 years of age. In addition, six states within the United States of America currently prohibit the use of money to pay to play online video games (Arizona, Arkansas, Illinois, Iowa, Louisiana, and Maryland). As a condition of using our service offering, we notify potential customers about these limitations and inform them that if they are under the age of 18 and/or live in one of these six states, they cannot use our service offering. However, there can be no guarantee that potential customers of our service offering will honor these restrictions because it is very difficult to accurately verify the correctness of information provided to us. Under the Terms of Service located on our website at https://warzonesecure.com/tos we notify potential users of our website that if a customer is determined to have violated these restrictions, they will be banned from using the website and forfeit all payments made as well as all prizes won. We also specifically limit the liability of the Company (and various individuals) in the event that a banned customer objects to such an approach taken by us. However, we can provide no assurances that a state or other governmental agency may fine us or seek to terminate our service offering if a resident of such a state violates either of these restrictions. In such an event, any such fines or limitations would most likely result in a termination of our entire business operations and the complete loss of any investment in the Company. In addition, we can provide no assurances that a customer banned from using our website based on these restrictions will not ignore the limitations on our liability and seek legal redress in a court of law. If such a lawsuit or lawsuits were initiated against us, the costs in responding to and defending ourselves may be prohibitive, resulting in the possible cessation of our business operations and the possible complete loss of any investment in the Company.

Our Assumptions about Customer Retention via Free Credits May Not be Correct

While acquiring a customer is essential to any business, keeping the customer involved via continual purchasing is essential for our success. If we are unable to retain a significant number of our paying customer to buy Credits and play Matches, our financial projections may be subject to revision and may not prove to be as proposed.

We May Not be able to Commercially Develop our Technologies

We have concentrated our resources on development of our proprietary anti-cheat software and our WZS website. Our ability to generate revenue and operate profitably will depend on our being able to launch our WZS website, and attract, secure and retain paying players to and on the WZS website. We cannot guarantee that our anti-cheat software will be sufficient to warrant approval by those who try and use our WZS website and participate in the Matches that we offer. Even if our anti-cheat software performs as expected, there is no guarantee that it will be perceived as adding sufficient value to the gaming process relative to competing technologies, web-sites and Matches. Without adoption by those who play the types of games amenable to use on our WZS website, our WZS website will have limited commercial potential which will likely result in the loss of your entire investment.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Gaming Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Gaming Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Development Stage Business

The Company was formed as a Delaware Stock Corporation in June of 2011. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Cyber Holdings, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $2,275,000 may not be realized. Management believes that proceeds from a fully-subscribed Offering will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Gaming Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Gaming Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities. *See* "COMPETITION/POTENTIAL PARTNERS.".

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Richard P. Burgoon, Jr., the Company's Chief Executive Officer; Mr. Phillip G. Plourde, the Company's Chief Operations Officer; and Mr. Michael G. Maguire, the Company's Chief Technology Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $600,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Escrow Account with Bank of America to the Company's Business Account with Bank of America. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of February 1st, 2015 the Company's Managers own approximately 37.1% of the Company's outstanding Common Stock and 0% of the Company's Preferred Stock on a fully-diluted basis. Upon completion of this Offering, the Company's Management will own approximately 22.9% of the outstanding Common Stock of the Company and 0% of the outstanding Preferred Stock of the Company on a fully-diluted basis. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

Since inception, none of the individuals involved in the development of the Company or our service offerings has received any salary or promises of deferred compensation; proceeds raised by the Company have been primarily used for development of our service offerings and pre-marketing initiatives. Our current monthly burn rate is less than $1,000 and we have sufficient resources to make these payments through December 31, 2015. If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital to fund sales, marketing and operating expenses associated with commercialization of the Company's service offering.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managers deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Units may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Gaming Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF CALIFORNIA, IN THE COUNTY OF LOS ANGELES. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 9,100,000 Common Stock Shares are being offered to the public at $0.25 per Share. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 9,100,000 Common Stock shares, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

A minimum of $600,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,275,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $600,000 has been reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Management, without compensation, and through a California Registered Broker-Dealer, Alternative Securities Market, LLC, which has entered into a Participating Broker-Dealer Agreement with the Company. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

The Company, and the Broker-Dealer, will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, Inc., the parent company of the Company's Broker Dealer. The website can be viewed at **http:www.ASGMCorp.com**.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Cyber Holdings, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $2,275,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$2,047,500**	**90%**	**$600,000**	**90%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses	**$227,500**	**10%**	**$60,000**	**10%**

Footnotes:

Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering, including Broker-Dealer Commissions.

This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

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ITEM 6. DESCRIPTION OF BUSINESS

Business: Cyber Holdings, Inc. ("CHI" or the "Company"), a Delaware corporation operating and qualified to do business in California and formed in June 2011, is an internet-based commercialization-stage entertainment organization focused on the design and implementation of personal computer (PC) online, First-Person-Shooter (FPS) world-wide Matches for participants (PC Gamers) through its WarZone Secure® ("WZS") web site, located at http://www.warzonesecure.com.

The WZS website is configured for FPS games such as Valve's™ "Counterstrike Global Offensive" series[1]. First-Person Shooter is a video game genre that allows the PC Gamer to experience combat through a first-person perspective; i.e., the PC Gamer experiences the action through the eyes of a protagonist-avatar. FPS games are a fast growing segment of the video-game market, with an estimated 5 million PC-based players worldwide.

We believe that the core demographics of FPS Gamers will drive the financial results of our business. While the stereotypical view of a Gamer is often a young teenage boy sitting alone on a Friday night in a basement playing these games, in actuality, the demographics are much more profound. The average age of a FPS Gamer is 30, with median income is about $50,000, and the Male/Female breakdown is 53%/47%[2]. Critically, on average, ***Gamers spend about 6 hours per week playing video games***. These Gamers also spend thousands of dollars per year on equipment. This is a market niche that is not only underappreciated, but all but ignored. We expect to change that with WZS.

CHI provides organized online PC FPS Matches where PC Gamers may compete as individuals, small teams or as Large, Organized Teams (sometimes referred to by Gamers as "Clans"[3]) in cheat-free competitions to win cash and prizes. To our knowledge, we are the only online site in the world that offers Matches in a cheat-free environment for both individuals/small teams and Clans[4].

Matches held on the WZS website are provided via dedicated gaming servers which are housed in data centers located within the United States of America and Germany. PC Gamers who compete in WZS Matches can be located virtually anywhere in the world. Much in the same way that sports teams may pay a fee to use a playing field and hire referees to compete with other teams, regardless of the sport, CHI provides a virtual "playing field" and virtual "referees" where PC Gamers can compete online with other PC Gamers using games that they already own or possess.

Importantly, CHI is not providing the actual games themselves, but rather a safe, secure and cheat-free virtual arena (via our proprietary, patent-pending Win With Honor® anti-cheat technology) on which these games can be played and prizes won. Our forum allows PC Gamers to compete for cash and other prizes with reduced concerns about cheating, a rampant cottage business in the gaming industry which has all but prevented any type of online Matches from being adopted by PC Gamers or actively promoted by the developers of the games. To our knowledge, other gaming sites require Gamers to own a console such as the Microsoft® "Xbox" or Sony® "PlayStation". We do not. Our Matches can be played via a PC connected to the internet, with no need for any console device.

We also operate a companion website, WarZone Girls®, located at http://www.warzonegirls.com. Based upon the demographics of PC Gamers, nearly half of whom are female, we provide online graphic novels (comic books) based upon a story-line and all- female protagonists that are intended to direct PC Gamers to our main website. We view the WarZone Girls graphic novel/comic book website as primarily a marketing tool for the WarZone Secure

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[1] Valve is neither affiliated with, nor an investor in, CHI.

[2] Data and related information cited in document.

[3] "Clans" are large, coordinated groups of often very focused, dedicated and intense Gamers. Clans can range in size from 25 to several hundred members. In general, Clans exist to compete with other Clans. Clans often have their own dedicated websites and logos. Clans are no different than sport teams, for example the San Diego Chargers™ or the Boston Red Sox™.

[4] Our Organized Team Matches are configured differently than our Individual and Small Team Matches, with different participation numbers, entry fees, prizes and fees.

site, and indeed, the last page of each issue is a full-page advertisement for WZS. If the series secures a following, our goal for WZG would be to out-license the characters for merchandising, as well as explore the potential for animated or live-action shorts or films.

Matches: CHI does not provide the PC games to the PC Gamers. The games are already owned or available to the PC Gamers. Rather, CHI, through its WZS website, provides a secure, virtual "arena" on which the games are played. Our commercial launch (April 2014) comprises over 100 different Match-types for 7 of the most popular FPS game titles, including both the CounterStrike™ and TeamFortress™ series. Our WZS website is coded, such that we can readily add new titles to our system on a regular basis and apply our anti-cheat technology to the new titles. We plan on adding a few new titles approximately every six months. We segregate the Match-types into five competitive categories: FreeZone™, with no entry fee (intended to attract new users to try our website); Standard, with a $0.25 entry fee per Gamer; Skill-Based, with a $2.50 entry fee per Gamer; High-Value, with a $5.00 entry fee per Gamer; and Organized Team-Match, with an $4.00 entry fee per Team Member[5]. Our Matches are designed based upon the way FPS Gamers already compete, such as "King of the Hill" and "Capture the Flag." Except for FreeZone and Standard (which provide no cash prizes and limited credits for winners), each Match provides up to three cash prizes (which can also be taken by the winner in the form of playing credits), with the cash prize (or credit equivalent) for 3rd place being no less than the Match entry fee, and with 2nd and 1st prizes being correspondingly greater. In addition, every Gamer who completes a WZS Match (except for FreeZone) receives free playing credits that can be accumulated and used for Match entry fees. On average, we expect to generate an approximate 48% margin on all Matches (gross Match fees, less cash prizes and the cash value of free participation credits).

Anti-Cheat Technology: Cheating is rampant in this sector. Indeed, custom or commercial PC-software that allows players to cheat and gain an unfair advantage over other players, commonly referred to as "cheats", are often simultaneously released by third parties when the video games amenable for play on our website are released.

To prevent cheating and prevent the use of cheats, CHI utilizes proprietary and patent-pending multi-level algorithms for detecting, catching and deterring cheating during each Match. One such patent is owned by us and issued in September 2013; the second has been filed and id pending. We believe that our anti-cheat technology is the unique differentiator between CHI and all other tournament sites, the vast majority being console-based (using, for example, Xbox® and other proprietary platforms) and most often conducted in stadium-like settings where the players compete in physical proximity with one another where behavior can be physically monitored by proctors. To our knowledge, CHI is the only entity that provides server-side anti-cheat technology, meaning that our customers do not need to purchase, download or install any anti-cheat software in order to compete in our cheat-free environment. We believe that our anti-cheat technology is a key component of our service offering and is intended to ensure a level playing field for all WZS participants.

Revenue: We will derive revenue from WZS Matches based upon a pay-to-play revenue model. Each Mach will consist of between 4 and 32 Gamers who can compete as individuals or small teams or organized teams[6]. Multiple Matches can be run simultaneously, and different Match types can also be run simultaneously[7]. Gamers need not know each other, and Gamers can be located in different parts of the world. Matches can take place 365 days a year, 7 days a week, 24 hours a day.

Match costs are denominated in "Credits." Each Credit is valued at $.005, i.e. 200 Credits per $1.00. As delineated on our website, this allows a Gamer to play multiple types of Matches. We will not issue refunds for unused credits.

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5 The primary purpose of FreeZone™ and Standard matches are to drive demand to Skill and High-Value matches.

6 Team members are randomly assigned, or players can play as a defined small team or Clan. The FPS games are designed for multiple players on different "sides" for example, different countries, etc.

7 For example, one set of players can be playing "Insurgency" while another set is playing "CounterStrike".

We believe that the barrier to entry for the purchase of credits is more than acceptable for the demographic of our customers, and indeed we expect that upon adoption, many of our customers will readily spend $60-$80 per month ($15-$20 per week or about 5 to 8 Matches per week) on our service offering. However, to even further reduce the barrier to entry, we have established two competitive levels, FreeZone™, which has no entry fee and minimal credit prizes (no cash), and Standard, which has a 50 Credit ($0.25) entry fee, again with credit prizes but no cash prizes. We estimate that we will lose about $0.09 on many of our FreeZone Matches, which we consider to be a marketing expense as the intent is to attract Gamers to the site via these free/reduced entry-fee levels, and then work to convert these Gamers to our Entry-Fee competitive levels where they can win larger Credit prizes as well as cash prizes.

We believe that one of our key differentiators is that every Gamer who completes a WZS Match will win Credits; for individuals and small Teams, top scorers who place (1st, 2nd or 3rd) win cash prizes that can also be converted into Credits, and the winning Team in an Organized Team Match wins cash prizes or Credits. Credits are used for Match entry fees and, in the future, to purchase products from the online WZS store (e.g. tee-shirts, caps, mugs, etc.). We sometimes issue free Credits as part of our customer retention initiatives.

In terms of the graphic novels which we provide on the WarZone Girls website and via reading devices such as the Amazon Kindle®, our initial objective is to use this opportunity for marketing for our WZS site and therefore not charge for downloading the graphic novels. The WarZone Girls also includes an online store to purchase merchandise.

Operations: Our service offering at WZS has been developed, refined and tested and we believe is ready for commercial launch, subject to securing funding for sales and marketing efforts. Assuming we are able to complete the offering as set forth and as consistent with the Offering prior to the conclusion of 2H2015, we anticipate initiating commercial operations of our service offering at WZS in 2H2015. Assuming a commercial launch of our WZS service offering in 2H2015, and consistent with our projections of Matches, etc., we anticipate the following expenditures by category over the 12-18 months following our anticipated commercial launch:

	2H2015	2016
Operations	$223,617	$587,046
Research & Development	$37,805	$316,339
Sales & Marketing	$380,910	$485,840
TOTAL EXPENSES	$729,085	1,910,834

We anticipate an operational deficit during this period of about $550,000, followed by anticipated revenue in the outlying years to exceed our projected operational expenses. We believe that if we are unable to secure the minimum amount from the offering ($600,000) we can continue operations, but at a slower acceleration rate. We anticipate that if adjustments are to be made in terms of operational expenses, we would first lower or limit salaries for our executives (since inception, none of our executives have received any cash compensation or promises of deferred compensation of any form whatsoever). Our primary anticipated use of monies that we anticipate deriving from our service offering at WZS and from this Offering (if any) are for Sales & Marketing (to introduce our WZS service offering to potential issuers and customers), followed by Research & Development to further enhance our WZS service offering. Anticipated salaries for our executives can be found on Item 9 of this Offering Memorandum, none of which will be made or promised to be made until completion of this Offering, if at all.

Entertainment: We consider our service offering to be entertainment-based. By that we mean that we do not consider our competition limited to other similar video game tournament sites, but rather venues that provide alternative entertainment such as movie-theaters, television, concerts, sporting events, etc. Approximately one-third of all participants indicate that playing these games is their favorite entertainment activity. Gamers, particularly FPS Gamers, are highly competitive. In an era where a ticket for a 90-minute movie can cost in excess of $12, where consumers readily pay $100's per month to secure cable television, and with many in our market demographic spending much more than $15 per week on coffee, the purchase of credits to secure several hours' worth of competitive FPS gaming experiences is considered by us to be both a value-add for our customers, and a more robust form of entertainment.

Market Opportunity: FPS games have a built-in customer base for our business. We estimate that the worldwide market of FPS Gamers is approximately 5,000,000. Based on increasing revenue and units of games sold by third party game developers, we believe that this customer base is amenable to the adoption and continued utilization of the WZS website. These Gamers are highly competitive, often placing community recognition above winning prizes. On average, Gamers spend approximately six hours per week playing video games. The demographics of the target market are not the stereotypical "skateboarding teenager." In addition, to our knowledge, no organization has targeted Clans as part of its marketing approach; we intend to make our WZS website as "Clan-Positive."

Skill/Chance and "Gambling": We believe that the games played on the WZS website involve "games of skill" and not "games of chance." "Chance" is one of the elements generally required to be present in order for a game to violate state anti-gambling statutes. We believe that our Matches are not classified as "online gambling" such that cash prizes awarded to Match winners are not designated as gambling proceeds or winnings. This belief is predicated upon the test used by most states to determine if a game is one of skill or chance, i.e., the "Dominant Factor Test."

Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the "chance" element is lacking and the game involved does not violate that state's anti-gambling law. In all FPS games, skill is what determines outcome with skill involving superior hand-eye coordination, intelligence, memory, strategic thinking, recall, etc. Chance is at best involved with "dumb luck" or "beginner's luck." Indeed, cheats reduce the need for skill, and in this context, we believe that in addition to the nature value of skill in these games over chance, our anti-cheat technology further reduces the chance for cheating and therefore enhances and increases the need for skill to win. The Company therefore believes that skill predominates over chance in these games[8].

Business Strategy: Our business strategy is predicated upon what we believe to be an existing market enthusiasm for the types of competitive Matches that we intend to offer on our website. Our business model is predicated upon targeting these Gamers and attracting them to our WZS website based upon the ability to compete in Matches with games that our customers already own or have access to with other payers, with the opportunity to win cash and prizes, and with the understanding that our website has built-in parameters that reduce or eliminate cheating.

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[8] In the United States, Gamers who desire to play online video games involving money must be over the age of 18, and the following States prohibit the payment of money to play online video games: Alaska, Arizona, Delaware, Iowa, Maryland, North Dakota, Tennessee and Vermont. Our system requires acknowledgement the Gamer is at least 18 years, and we do alert all Gamers that if they are in any of these states about the legal requirements regarding the prohibition for paying cash to play online video games. *See*, "Risk Factors" above.

Operations

We anticipate launching commercial operations of our WarZone Secure website in 2H2015, depending on the success, if any, of this Offering. The WarZone Girls (WZG) website and free comic books were launched in early 2013; we dot anticipate deriving any revenue from WZG in the near term, if ever.

Our prior raises were conducted to secure proceeds to develop the WZS and WZG websites and fund initial marketing efforts. The technology for the WarZone Secure website has been both alpha (internal) and beta (external, third party) tested. Our WZS site has been reviewed by well-recognized industry organizations,[9] as well as WZG.[10] We believe that the technology risks have been substantially reduced based upon our prior raises and the use of those proceeds[11], and we believe that we are now an execution-focused investment opportunity. We also own (on a fully-diluted basis) 20% of Super Mackerel, Inc., a Delaware Corporation based in Long Beach California that provides multimedia marketing for third parties; we will use the services of Super Mackerel to assist us in expansion for the WZS website as well as other marketing endeavors[12].

Importantly, we have completed development of our anti-cheat/PC-FPS software. Our software includes a proprietary, algorithm-based platform from which all of our anti-cheat software derives functionality, and specific anti-cheat software for each FPS gamed for which we offer Matches based on parameters unique to the specific FPS games. The Company has initially introduced seven of the most popular PC-based FPS games that can be used by Gamers in Matches offered on our website. These titles will be increased as our business expands[13].

We believe that we have assembled an experienced, knowledgeable, robust and dedicated team of managers, Board of Directors, and outside consultants. The Company's executive team and Board includes individuals with extensive experience in PC-based FPS gaming participation, FPS management site development, intellectual property creation, technology company commercialization, business operations, initial public offerings and achieving successful exits for investors.

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9 http://venturebeat.com/2014/01/20/how-warzone-secure-solved-the-cheating-problem-in-online-gaming-tournaments/

10 https://www.youtube.com/watch?v=Y5UgOlUa7_w

11 Since inception, and during our technology and business development period, no member of the management team has received compensation (or commitment for deferred compensation).

12 No proceeds from the Offering will be used for the operations of Super Mackerel, Inc. Our ownership in this asset is opportunistic and based upon having access to a multi-media marketing organization for which we provide certain business-oriented services.

13 At commercial launch through the end of 2015, we anticipate that we will support the following FPS titles: Counter Strike: Source; Counter Strike: GO; Insurgency; and Team Fortress 2. We anticipate adding new titles every 6 months thereafter.

The public introduction of our WarZone Secure occurred in 2Q 2014. Our WarZone Girls website was launched in early 2013. We intend to enhance brand awareness for the WarZone Secure website using online descriptions and contests on the WarZone Girls website where our graphic novel series is made available for free[14].

Beneficially, we believe that investors in this financing round are not investing in what we consider the significant initial risk associated with early-stage technology and intellectual property development. We believe that the technology risks and costs associated with development of our WarZone Secure and WarZone Girls websites and our proprietary anti-cheat software have been substantially mitigated.

The Company's executive team opted to forego cash compensation throughout this three-year development stage. Proceeds from the Company's prior financing rounds were used to fund development expenses, and the anticipated proceeds of this current financing round will be primarily used for marketing expenses and operating costs as we begin expansion of our service offerings. We believe that the projected compensation for the executive team is modest. The management team is dedicated in its desire to be aligned with the objective of the Company's investors in that we recognize that that value of the Company will be established by the Company's equity, and not in salaries and other cash-oriented benefits.

Our Customers Already Own/Possess the FPS Games That Our Website Supports: WarZone Secure Matches versus PC FPS Games

Our business model is not based on licensing, leasing, renting, or purchasing of the games played in our Matches. We currently do not plan to develop or offer such games to our customers. Our business model is based upon providing Matches to Gamers who have already purchased or otherwise secured the games of interest. In this context, our business is not dependent on any one PC FPS game or vendor[15].

Our business is focused on providing a "level playing field" to FPS competitors who desire to compete for cash and prizes against other players, with an enhanced sense that cheats will not be viably utilized by other players to secure an unfair advantage and victory. We believe that this approach, i.e., providing a venue for cheat-free Matches, increases the opportunity to secure multiple customers who play different PC FPS games.

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14 Our brand awareness process began in 2012 with an online survey and contest, the winner of which being announced via a press-release, as well as announcing initiation of Beta testing of our website. *See*, for example, http://www.marketwire.com/press-release/-1730019.htm

15 By developing a business model that is agnostic to the particular PC FPS game being played, we believe that we substantially increase our business offering to all PC FPS game players. While some software developers of particular PC FPS games may offer Matches, these are limited to the particular game that the developer offers.

Market Opportunity

In 2010, 500 million video games were sold worldwide, and, of this amount, more than half were sold in the United States[16]. The video-game industry generates $25 billion in annual revenue[17]. Seventy-two percent of all American households play video or computer games[18]. Perhaps surprisingly, in as much as video games are considered to be games for the young, the average game-player age is in the mid-30s. The breakdown by age-group for video-game players is as follows[19]:

Age Range	Percentage of Video Game Players[20]
Under 18	32%
18-35	31%
36+	37%

Despite what our natural assumptions may indicate and what popular media may suggest, these "games" are not for the young – indeed, more than one-third of all video-game players are over the age of 36. The average age of game purchasers is 35[21]. The majority of online gamers have an average income of between $35,000 and $75,000[22]. This data drives home a key point – this is not an industry of limited-income, young, male-only participants.

To rebut a popular conception, young Gamers do not bypass their parents with respect to these games; 82% of the time, young Gamers receive parental permission before purchasing or renting a game.[23]

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16 http://aggregame.com/news/2011/04/29/2010-a-gaming-year-in-review-video/

17 Michael D. Gallagher, president and CEO, Entertainment Software Association; http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

18 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

19 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

20 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

24 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

22 http://www.grabstats.com/statmain.asp?StatID=1008
2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

Furthermore, and again against stereotype, women make up a significant percentage of these players, with 47% of all players being female – women age 18 or older represent a significantly greater portion of the game-playing population (37%) than boys age 17 or younger (13%)[24] [25]. This is one of the key drivers supporting the development of our WarZone Girls website. Thirty-three percent of all players indicate that playing these games are their favorite entertainment activity[26].

Nor are these games used on a casual basis. With respect to adult gamers, the average number of years that they have been playing video or computer games is 12. This is consistent between men and women: among most frequent gamers, males average 13 years of game playing and females average 10 years. Gamers who use personal computers to play games (our target market is focused on games played on personal computers) spend an average of about six hours per week playing PC-based games[27]. In addition, studies are now suggesting that despite the stereotypical "slacker" vision of these players, these games actually enhance intelligence and brain function:

> "Being immersed in a video game, and having your brain stimulated, can encourage creative solutions and adaptations. These beneficial ideas and thoughts can then be applied to real life situations. The results can be surprisingly positive for individuals, communities, and society as a whole."
>
> ***--Allen S. Weiss, M.D., President and CEO, NCH Healthcare System***
>
> "Gaming is productive. It produces positive emotion, stronger social relationships, a sense of accomplishment, and for players who are a part of a game community, a chance to build a sense of purpose."
>
> ***--Jane McGonigal, PhD, author of Reality is Broken: Why Games Make Us Better and How They Can Change the World***
>
> "Kids play video games for fun with the goal of progressing to the next level and eventually conquering the opponent, whether that's another player or the computer. What's more, the social aspect—sharing tactics, experiences, and explanations—helps cement what they've learned."
>
> ***--James Paul Gee, author of What Video Games Have to Teach us About Learning and Literacy***
>
> "The U.S. entertainment software industry is at the forefront of innovation and education, turning what we have thought about video games on its head."
>
> ***--Rep. Debbie Wasserman Schultz, (D-Fla), co-chair of the Congressional Caucus for Competitiveness in Entertainment Technology***[28]

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[24] http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

[25] 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

[26] http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

[27] http://www.grabstats.com/statmain.asp?StatID=1014

[28] http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

Niche Market Focus:
PC-Based First Person Shooter (FPS) Games

Our WZS website is focused on FPS games played via the personal computer. The FPS genre is a subset of the action video game genre. The FPS computer game genre centers on combat through a first-person perspective. FPS is a type of three-dimensional (3D) game featuring a first-person point of view through which the player sees the action via the eyes of the player character. The primary design element is strategy, planning and coordination under combat-oriented scenarios. FPS games use conventional input devices such as a "joystick" for movement, as well as the computer keys and mouse. FPS involves an avatar (a graphical representation of the player or the player's alter ego or character), one or more ranged weapons, and a varying number of opponents. Because they take place in a 3D environment, these games tend to be more realistic than 2-dimensional games, and have more accurate representations of gravity, lighting, sound and interactions. It is common to display the character's hands and equipment in the main view, with a heads-up display showing health, ammunition and location details. It is often possible to overlay a map of the surrounding area.

FPS is one of the fastest growing segments of the video-game industry. For example, the "Call of Duty" series by Activision®, has over 30 million players who play the game online at least once a month.[29] Of all computer games sold in 2011, 13% were FPS.[30] Of all the top selling computer games (i.e., not just FPS) based on units sold in 2011, one of the titles included in our initial offering was ranked in the Top 20, Battlefield III (rank = 6).[31] [32]

About 10% of all video games sold in the United States in 2010 were personal computer (PC) video games (i.e. about 25 Million were PC video games)[33] – in as much as the United States represents half of all video games sold worldwide in 2010, we believe that the 10% figure regarding the percentage of computer video games sold is applicable to the world-wide market, i.e. 10% of the world-wide market of 500 million video games sold in 2010 were PC video games (50 Million).

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29 http://www.wired.com/gamelife/2011/05/call-of-duty-elite

30 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

31 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

32 Provided for informational purposes and not representation of games that we may support on our WZS service offering.

33 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

With respect to PC-based FPS – the focus of the WZS website – these sales represent 10% of the total PC video game market, i.e. about 2,500,000 (United States) and 5,000,000 (world-wide) PC video games sold in 2010 were PC-based FPS games.[34] This is the target market for our WZS website.

For purposes of our financial projections, we utilize a zero-growth rate for sales of PC video games. We believe that by utilizing a flat-growth projection with respect to PC video games sales during the period of our projections, those interested in CHI can gain a greater appreciation for the relatively small percentage of this market that we can project achieving burn rate neutrality and profitability from commercial launch. Therefore, our modeling and projections are based on a target market of 5,000,000 PC-based FPS video games throughout the Company's forecast period.[35]

We note that our business is not dependent on growth in the PC-based FPS market. In addition, the 5,000,000 participant target market is based on units of PC-based FPS games sold, not people. Therefore, as an example, a family may own one PC FPS game, but several members may use that game to play the game at different times. In essence, we believe that our target market is growing and is larger than the number of units sold. However, and as noted, we have opted to use static market numbers for the foundation of our projections.

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34 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

35 An important point about the target market: these numbers are based on units sold and not players. For example, a family of 4 may buy a game which would of course be one game – however 2 of the members of that family may use the game to compete on the WZS website. Accordingly, we do not endeavor to "bias" the projections based on overly optimistic numbers, and while an argument can be made and supported to increase the potential market size by adjusting the unit numbers based on, for example, average household size per purchase, and average number of players per household, our objective is to provide projections based on conservative estimates when estimates are required.


GAMER COUNT PER HOUR: TF2
120000
100000
80000
60000
40000
20000
0
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GAMER COUNT PER HOUR: BF-BC2
3000
2500
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1000
500
0
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Game Title[36]	Average Per Hour Data Collected Saturday August 31, 2013 9AM – 12AM	Average Per Hour Data Collected Sunday September 1, 2013 9AM – 12AM
Team Fortress 2	**59,737**	**73,014**
Battlefield Bad Company 2	**1,513**	**949**
Average of Both Titles	**61,250**	**73,963**

We believe that it is important to note that these games were being played simultaneously. A takeaway point is that over a 15 hour period on Saturday August 31, 2013, and over the same time period on Sunday September 1, 2013, *61 Thousand Gamers and 74 Thousand Gamers, respectively, were playing, per hour, only 2 of the FPS Games we support.* We believe that this demonstrates that our customer base exists; our goal is to move these Gamers to our WZS website to play these types of games within our secure, prize-based arena. In addition, and as is be detailed below, we need less than about 50,000 Gamers in total to play matches on our site and spend approximately $20 per month (about 5-8 Matches per month) to achieve our financial projections.

In terms of the difference between console-based video games and PC-based video games, it is noteworthy that a basis for the development of consoles such as the Xbox® was based on the enhanced memory, graphics and sound that can be devoted to a console compared with a PC. However, astute users of PCs know and appreciate that the memory, graphic and sound capabilities of PCs are improving and will continue to improve. The Company believes that, in time, Gamers will be less inclined to stay with console-based games.

As the capability of a PC increases, the we believe that the justification to purchase a separate device, such as an X-Box® console, just to play FPS games will wane.

A Significant Problem for FPS: Cheats

A significantly negative aspect of FPS video games is cheating. Increasingly, in a desire to artificially enhance the skill set of a player or players to defeat those who are skilled and do not require an artificial advantage, there are always players who wish to gain an unfair advantage over others by using game exploits or external programs which offer an artificial advantage over other, more skilled, players. These exploits and external programs (also referred to as "cheats") are analogous to professional athletes who use steroids to enhance their performance, thus creating an unfair advantage over players who rely solely on their own skills, talents and knowledge of the athletic contest.

In FPS games, cheats come in many forms, including "wall-hacks" which overlay a "heads-up" type display over the user's screen—highlighting or placing a virtual box over their opponents and also allowing the user to literally see their opponents through solid objects such as walls and buildings, which gain the user a large tactical, and unfair, advantage. Another cheat example is commonly known as an "aimbot", which in FPS games automatically aims and directs the user's combat tools at opponents without requiring any skill on the part of the user. Yet another cheat overlays a virtual map for the user of the entire battlefield and shows all players (team members as well as opponents), allowing the user a large tactical, and yet again unfair, advantage over opponents. These are only a few examples of the many hundreds of cheats and variations of cheats widely available as paid programs created by professional companies, privately created and used and those in the hacking community and distributed free in public gaming forums.

Cheats allow for an unfair advantage over skilled players who compete based on a presumed "level playing field." As with any competition, cheating not only reduces the ability of true competitors to know how they lost but also allows the cheater to gain an improper status and advantage over legitimate players. In the environment of online gaming, detecting such cheaters is often difficult. Importantly, the development of cheat-enabling software has rendered the ability to make the competitions les robust, time consuming and expensive – unless a player can be assured that all reasonable steps have been taken to prevent the use of cheats, it is difficult to assume a level playing field. This not only reduces the ability to make the competitions more enjoyable, but also weakens the allure of skill and the requirement of fair play.

Of equal importance is the significant damage that can be done to the reputations of game developers and sales of their products under which cheating has become rampant. Matthew Pritchard, a developer at Ensemble Studios, aptly summarizes this problem:

> "Cheating hit closer to home for me while I was working on the final stages of *Age of Empires II: The Age of Kings*. Cheating online became a widespread problem with the original *Age of Empires*. Matches had to be cancelled due to a lack of credibility, the number of online players fell, and the reputation of my company took a direct hit from frustrated users. Unable to spare the resources to fix the game properly until after *Age of Kings* was done, we just had to endure our users turning their anger upon us -- probably the most personally painful thing I've experienced as a developer."[37]

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[36] Representative titles and not indicative of titles that we may support on our WZS service offering.

[37] http://www.gamasutra.com/view/feature/3149/how_to_hurt_the_hackers_the_scoop_.php.

Players using these widely-available cheats have become a widespread epidemic for the online gaming world. Large and established gaming companies such as Activision, Electronic Arts and even Microsoft are constantly playing a game of "cat-and-mouse" with cheating players, combating whichever cheats they can detect and releasing game updates and actively banning players that are caught cheating. This method of releasing updates to block the cheat or catch cheating players has been the primary approach game makers have been taking to address this phenomenon. The problem with this method is that in order for a counter-cheating agent to be created, game makers must first detect and then devise a method to anti-cheat the hack—all of which takes time, sometimes up to weeks and months in total. In addition, the cost can be staggering: if the cheating is not stopped, players will abandon one game for another, causing significant loss in revenue, coupled with what requires significant time and effort to block the cheating with software changes to the original game program.

Cheats are widely available and those that provide the cheat-software do not hide in the shadows. Indeed, they offer their services with impunity and evidence the "cat-and-mouse" nature of the problem -- the game-software company puts out a patch to stop one cheat, and the cheat puts out an update to overcome the patch[38]. One example is as follows:

> We have just updated our Call of Duty 4 Cheats to work with the new COD4 [Call of Duty 4] Patch v1.7. Our COD4 Cheats feature over 70 different options in the hack. You can set the hacks up in minutes once you become a member of our site. If you want the best cheats, hacks, aimbots and exploits for COD4 visit us online now. **DOWNLOAD OUR CHEATS AT –** www.FPSCHEATS.com[39]

Part of the allure of cheating for PC-FPS games is related to the internet. Anonymity as to name and location, coupled with a desire to win in order to be perceived as the best by fellow online Gamers, and with little if any punishment when caught, all combine to make the process of cheating almost as powerful as the desire to use one's innate skills to win. Because Gamers rarely use their real ID and because their specific location is often unknown, the only way to track down a cheater is to identify the cheater's internet protocol address ("IP address"), which is a numerical label assigned to each device (e.g., computer) participating in a computer network that uses the internet for communication. However, even if the user's screen name and IP address are identified and that Gamer is banned from competition, that Gamer merely needs to create a new screen name and secure a different computer which will have a different IP address in order to continue cheating. Detecting the IP address and blocking that address from competition is often laborious, expensive and difficult, whereas creating a new user name and securing a new computer and IP address is simple.

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[38] A patch is a small piece of software that is used to correct a problem with a software program. Patches are often called "fixes." Most major software companies will periodically release patches, usually downloadable from the Internet, that correct very specific problems in their software programs.

[39] http://www.cod4cheatsdownloads.com/call-of-duty-4-hacks/call-of-duty-4-cheats-wwwfpscheatscom/

Our Technology Solution

Our business will be conducted over the internet via our WZS website. In the context of the Matches that we provide, those who will be driven to our WZS website already understand and play the types of FPS games that are supported by WZS website. These games are played by thousands of Gamers each day, across the globe – our customer base is already established. Our business offering is new, but the universe from which we secure our customers is not. Our business objective is to drive already-existing Gamers who are already inclined to enhance the FPS game-playing experience by entering competitive Matches where prizes can be awarded –without the concern of cheating by other players— to our WZS website, and then via both loyalty/dedication and competitive attachment, continue playing these games via our Matches.

The opportunity to win money is important, but that alone cannot be the driver. In addition, not every Gamer can win money. However, if the value is perceived as real and multiple opportunities for public recognition are provided, winning money is often secondary – competing against others and improving one's skills in the process is what drives true competitors. Because our system is designed to ensure that every participant wins something each time they play a tournament, we believe that this will provide a desirable benefit and allows for retention of those who use our WZS website.

A key component of our technology differentiator is our proprietary anti-cheat software and algorithms. Our technology is the subject of two different approaches to thwarting cheats. The first is set forth in United States Patent 8,529,343, "Method for Monitoring Computer Programs" which is owned by us, having been fully assigned to us by one of our co-founders. The second is set forth in pending United States provisional patent application, "Method for Assessing Scoring Behavior" filed in 3Q2013, which is also owned by us via an assignment from a member of our Management Team[40]. As of now, the allowed patent is not part of our commercial offering. The pending provisional patent application encompasses the technological approach that we use on our website[41].

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[40] Under US Patent Law, the provisional application must be converted into a regular US patent application within one year of the original filing date. Because the technology disclosed in this patent application is the techno Until such time as the application is published, it is confidential and in this competitive space, y we use in our WZS service offering, for competitive business reasons we have opted to maintain this technology as a trade secret and will not seek publication of this patent application. We believe that it is imprudent to disclose any non-confidential information about the application, including its original filing date. Those who desire to review and study the application may do so under appropriate and mutually agreeable confidentiality provisions. The description of the technology as set forth in this section is not designed to be vague for nefarious purposes, but rather to ensure confidentiality of the methodology until otherwise publicly disclosed by us via the patent process.

[41] This is a particularly competitive industry, and, for that reason, the Company believes that it is in the best interest of our business and our investors to not provide extensive detail about our algorithms, proprietary software approach and pending patent applications in order to reduce the opportunity for accidental or nefarious misappropriation of intellectual property. The Company is confident in its ability to execute on its development objectives and will freely share more detailed information about the anti-cheat software with those who enter into mutually-agreeable non-disclosure agreements with the Company. Because we have opted, for business reasons, to maintain this technology as a trade secret, the pending patent application will not be published.

Both technologies are "server-side", meaning that our customers do not need to download or install or purchase any software on their system in order to have the benefits of our anti-cheat technology. We believe that this is an important differentiator. To our knowledge, all other anti-cheat approaches are based upon a software-model, i.e., the person much download or buy software and install it on their computer. The obvious flaws in such an approach are evident: if only "good" Gamers use such software, then the cheaters can continue cheating with impunity. By creating server-side, as opposed to client-side software, then the technology we utilize monitors every Match, regardless of desire on the part of a Gamer. For the Gamers who play fair, this has no impact; the software monitors the Matches and if no cheat behavior is detected, nothing *per se* happens. However, when cheating behavior is detected, the software can remove the cheater from a match. We believe that over time, as our technological approach becomes more widely understood by the PC-FPS community, those who desire to cheat will go to other sites where we believe that cheating is easier.

Our approach to cheating follows the analogy of a referee. A referee cannot catch all "fouls." However, the presence of the referee often reduces rampant fouls or cheating. Indeed, our server-side software is meant to primarily catch Gamers who may be cheating and remove them from the playing field. If a Match is ruined by the removal of a cheater, we provide a free Match to the Gamers whose experience was marred by the cheater. In order to sign up and register for our site, Gamers must acknowledge review of our terms and conditions, which make clear that if a Gamer is caught cheating, they forfeit any credits they have purchased and/or won, with no refund.

Our mitigation of cheating activity is not limited to technology alone. A unique aspect of our service offering is the requirement that all users must provide us with the GUID associated with their game title.[42] Indeed, true Gamers detest cheats and those that use them, and we encourage our customers to report cheaters. To facilitate this process, if a cheat or cheater disrupts a Match, the other Gamers receive a free Match credit. In addition, we will also post a "Wall of Shame" on our website where those caught cheating are publicly identified by their Gamer handle and other identifying information (so as to prevent them from playing not just on our site, but on other sites). Our terms and conditions will in the future indicate that all that use our site provide us their permission to post their Game handle on both our Wall of Fame and Wall of Shame as a condition of participation.

From a non-technological perspective, in order to even consider cheating on our website, a Gamer must still pay a Match Entry Fee[43]; thus, if the cheat is used for enhancement of credibility, the price to pay for such recognition is expected to create a negative cost-benefit outcome for a cheater. And for those considering using a cheat in order to win cash or other prizes, that goal is somewhat thwarted by the comparatively low cash prizes; for

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[42] A GUID (Global Unique Identifier) is the unique code/product key associated with each game. If one of our customers is caught cheating, banning the individual simply requires securing a new identify/handle or new IP address for their computer. However, a GUID cannot be changed and as a result, we ban the "GUID" of the player caught cheating. We believe that this can also acts as an effective and permanent ban to those caught cheating on our system.

[43] Except FreeZone™.

the competitive Gamer, the winning of the cash prize is significant because it is earned by success, but for a cheater out to game the system to secure money, intuitively one can understand that such a Gamer would have to cheat in a significant number of Matches, each requiring an entry fee, in order to make the process financially viable and cost-beneficial. A Gamer who cheats will have to cheat in an inordinate number of Matches in order to make the cost-benefit process cost effective. We intend to monitor all recipients of prizes on a regular basis such that if we spot Gamers who are consistently winning, we can add a further layer of review on top of the anti-cheat software.

WarZone Secure Is Not Internet Gambling: Games of Skill versus Games of Chance[44]

Players using our WZS website are paying to participate, and because we award prizes to players using the WZS website, an assumption may be made that our business involves online or internet gambling. Internet gambling is almost entirely illegal in almost every state within the United States.

In this context, states typically employ the "Dominant Factor Test" (DFT) in determining whether a game, where player-participation is paid-for and prizes (cash or other things of value) can be awarded, is a game of skill or a game of chance. In this context, the distinction need not be 100% of one or the other –every competition involves some "chance" or "luck." Rather, the DFT seeks to determine which predominates in the process.

For example, in a lottery game where a player pays for a ticket that includes randomly-assigned numbers and the winner is based on selection from a corresponding set of tickets that can include that player's numbers, winning is pure chance. No skill is involved in purchasing a random set of numbers.

In a game such as "Trivial Pursuit™", winning is based on skill predicated upon knowledge, intelligence, etc. Almost no "chance" is involved; a player either knows the answer or does not know the answer.

In many games, however, there is some combination of both skill and chance. In most sporting events, almost every victory is based upon superior skill – however, elements of chance can determine the outcome: for example in football, a recovered fumble may change the outcome of the game, the fumble being based on chance, and the recovery involving chance or skill.

Games typically involved in "gambling" (for example, poker), tend to involve a mixture of both. However, it is intuitively obvious that the element that is dominant in terms of winning is chance – cards that are dealt from a fully-shuffled and "hidden" deck determines the outcome, such that even a non-professional card player can beat a professional if a winning hand is randomly dealt to the non-professional. On the other hand, gambling games such

44 Attention is directed to **Appendix B** providing what the Company believes to be relevant sections of the California Penal Code as well as case-law interpretation. Those interested in CHI and/or a potential investment in the Company may desire to seek independent legal counsel as to this issue.

as roulette is entirely a game of luck – absolutely no skill is involved in selecting a number and then having a rotating wheel stop at a corresponding number to determine a winner.

In determining whether a game is such that the outcome of victory is based on skill or based on chance, states typically rely upon the DFT in making such determinations.

Dominant Factor Test

The Dominant Factor Test can be described as follows:

> 'Chance' is one of the elements generally required to be present in order for a game to violate a state anti-gambling statute. Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the 'chance' element is lacking and the game involved does not violate that state's anti-gambling law. This question considers whether the state applies this 'dominant factor,' or predominance, test.[45]

Historically, the Dominant Factor Test was defined in a 1973 case from Alaska, *Morrow v State* 511 P.2d 127 (Alaska, 1973). In *Morrow*, the court articulated four qualifications to determine if the outcome is based predominately on skill, or on chance/luck:

- The participants must have a distinct possibility of exercising skill and must have sufficient data upon which to calculate an informed judgment.
- The participants must have the opportunity to exercise the skill, and the general class of participants must possess the skill.
- Skill or the competitor's efforts must sufficiently govern the results.
- The standard of skill must be known to the participants, and this standard must govern the results.

As an example, golf meets the above criteria. Tiger Woods could be expected to beat the casual weekend golfer. Even if the golfer were to place a wager on the outcome, the results would be determined primarily upon the skill of the competitors. While there is a slim chance that the professional might lose – based on either bad luck by the professional or "beginner's luck" for the casual golfer -- the dominant factor is skill, not chance. As such, the event should not be deemed gambling under the Dominant Factor Test.

In states that use the Dominant Factor Test, a bowling alley, golf course, or bar could hold a tournament where they collect an entry fee and award a prize without violating anti-gambling laws. Similarly, individuals could make bets on the outcomes of these events without violating anti-gambling laws.

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[45] http://www.gambling-law-us.com/State-Law-Summary/

CHI believes that much in the same way, the Matches offered on the WZS website fit within the same category and therefore do not involve prohibited gambling.

First Person Shooters: Skill Predominates

In assessing the four criteria with respect to FPS games it is intuitively obvious that the factor of skill predominates: furthermore, the lack of anti-cheat software can artificially increase the factor of "luck" in that the lack of such software removes most of the elements of the game that demand and require skill. Therefore, we believe that our proprietary anti-cheat software actually *decreases* the element of chance and therefore correspondingly increases the requirement of skill.

FPS games all require significant skills to achieve victory, including excellent hand-eye coordination, intelligence, memory, strategy, coordination, teamwork, etc. Luck rarely, if ever, is involved. Applying the four factors articulated by the *Morrow* court, an analysis can be suggested as follows with respect to FPS games:

> *The participants must have a distinct possibility of exercising skill and must have sufficient data upon which to calculate an informed judgment.*
>
> In all FPS games, all participants have a distinct possibility of exercising skill (except of course beginners whose skill set is improving or developing) and by having knowledge of the game, how it operates, what the goals and objectives of the game are, the participants have or can gain access to data upon which to calculate and informed judgment as to playing the game.
>
> *The participants must have the opportunity to exercise the skill, and the general class of participants must possess the skill.*
>
> In all FPS games, all players have the opportunity to exercise skill, and those participating have the skill sets necessary to play (this is not to suggest that all players have the same skill level – however, a player will be expected to, for example, know how to operate a joy-stick or similar device to allow the "cyber-persona" for that player to function during the game). Indeed researchers at Leiden University and Leiden Institute for Brain and Cognition, have shown that playing FPS video games is associated with superior mental flexibility, and that compared to non-players, players of FPS games were found to require a significantly shorter reaction time while switching between complex tasks, possibly because they are required to develop a more responsive mindset to rapidly react to fast-moving visual and auditory stimuli, and to shift back and forth between different sub-duties[46].
>
> *Skill or the competitor's efforts must sufficiently govern the results.*
>
> In all FPS games, the elements that determine the results are all skill-based. The abilities of the players and their efforts more than sufficiently govern the results.
>
> *The standard of skill must be known to the participants, and this standard must govern the results.*
>
> In all FPS games, players improve their skill sets by continuous play, and it is understood by these players that those with higher skills and experience will tend to win more often than not, such that the best way to

[46] Colzato LS, van Leeuwen PJA, van den Wildenberg WPM and Hommel B (2010-04-21). "DOOM'd to switch: superior cognitive flexibility in players of first person shooter games". *Frontiers in Psychology.* http://www.frontiersin.org/Cognition/10.3389/fpsyg.2010.00008/abstract. Retrieved 2011-02-08.

compete at that level is by practice and improvement in the skill sets of the player. These standards govern the results, and are well understood by those who participate in these games.

Note that the determining factor is not based upon the transfer of money, the payment of money to participate, or the payment of money to winners. Stated differently, providing a financial reward is not the issue, and most often those who are unfamiliar with the Dominant Factor Test can incorrectly assume that paying to play a game where cash can be awarded is by definition "gambling." That assumption is incorrect. The issue turns on whether the game involves skill, or involves chance, and which element predominates in determining the outcome.

Our proprietary "Anti-Cheat" software reduces chance and increases skill

We believe that when cheating software is utilized in FPS games, such software artificially enhances the opportunity for winning by providing an unfair advantage over those players who rely on skill alone. Cheats, by diminishing the element of skill, correspondingly increase the element of chance because skill is no longer the standard by which victory is determined, and the cheater who wins with such cheat-software does so by essentially eliminating the skill set of the other players. Even the most skilled FPS player cannot be assured that his/her skill will determine the outcome when an opposing player is cheating.

Thus, independent of the FPS games for which the element of skill dominates that of chance, our anti-cheat software further increases the element of skill in situations where a player may otherwise be inclined to use cheat software. By removing the opportunity for cheating software to be utilized, we believe that the WZS website "levels" the playing field and assures that the outcome is predominately focused on player skill.

Marketing

We will launch our WarZone Secure service offering with limited marketing. We elected to pursue a more viral marketing approach at launch so as to establish a level of understanding as to what marketing efforts would be most productive. We believe that this approach will provide us with a better sense of how to optimize marketing spend following completion of the current financing round, Our objective is to allow a limited marketing effort to assist in our viral, or word of mouth advertising by Gamers, to help define where we should direct our marketing efforts.

FreeZone™ Competitive Level

Our FreeZone Competitive Level is just that: free. We view FreeZone to be a "freemium" offering, a term coined to describe a business strategy that allows users to utilize some or all of a service offering for free. The goal of a freemium model is to convert those who use the service offered for free to paying customers, and to create a word-of-mouth foundation by users who like the offering and invite others to join. In general, between approximately 1 and 10% of freemium users convert to paying customers, with an average of between 2 and 4%.[47]

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[47] http://www.inc.com/janine-popick/freemium-is-it-right-for-you-and-your-customers.html For our financial projections, we anticipate a 4% conversion rate.

Different approaches can be used with respect to a freemium model; in the case of WZS and FreeZone, we offer all of the features provided in our other fee-based levels, but with much lower prizes, and the only prizes awarded are credits (not cash)[48]. Because our FreeZone™ participants already play these games on-line, the only issue is getting them to sign-up as a registered player on our system. Once accomplished (requiring at most a few minutes), Gamers who want to use FreeZone can enter our system and try out our process. Because only credits are awarded to winners of FreeZone matches, and these credits can only be used for entry fees for our Matches, at some point, we believe, that Gamers will want to use won-credits to advance to one of our fee-based levels. In the meantime, users who enjoy FreeZone are expected to spread their views to others and invite them to join WZS.

Because we do provide free credits to winners of FreeZone matches (unlike our other levels, these prizes do not increase as the number of Gamers in a Match increases), we anticipate a loss with each FreeZone match (based on the value of credits awarded), which we project to be approximately $0.09 per FreeZone match. For example, for every 100,000 FreeZone matches, we expect our net loss to be $9,000.

We anticipate that 4% of the Gamers who participate in FreeZone and/or Standard. Matches will convert to Skill- or High-Level Match participants. We consider FreeZone and Standard Matches to be marketing tools to attract FPS Gamers to our site, providing participants with the opportunity to explore our offerings at low or limited cost.

Professional Gamers

Video games are beginning to achieve the same status as other forms of competitive sport-., i.e. there are Gamers who can earn significant compensation based solely upon competing in large, organized tournaments. These Gamers, particularly in the FPS community, are held in high regard and are often closely followed. Many of these professional have their own "channels" on Twitch.tv[49] where they provide commentary and post games in which they participate. We have secured the endorsement services of two such professional gamers who have each agreed to provide a 5-7 minute video endorsement and promotion of our WZS service offering.[50] A portion of our use of

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48 We do not provide free participation credits to those who use FreeZone.

49 According to their website, "Twitch is the world's largest video platform and community for gamers. More than 45 million gamers gather each month on Twitch to broadcast, watch and chat about gaming. Twitch's video platform is the backbone of both live and on-demand for leading video game broadcasters including casual gamers, pro players, tournaments, leagues, developers and gaming media organizations." Twitch.tv is in many ways to CHI what ESPN is for other sports.

50 We have not, as of yet, announced the names of these professionals based on the highly competitive nature of this space. However, we anticipate their respective video endorsements to be broadcast on their Twitch.tv channels in 2H2015, once our commercial service is anticipated to begin.

proceeds from this financing will be dedicated to sponsorship of several professional Gamers to promote our WarZone Secure brand and service offerings[51].

CHI Survey

Following development of our initial business model, we conducted a non-scientific online survey (which included a prize offering for survey participants), not to validate our model *per se* but rather to determine if our approach would resonate with Gamers. We did not overtly market the survey so as to avoid encouraging expectations of our commercial launch and as such, our intent was to essentially secure a few hundred Gamers who happened across the survey. In that context, we secured responses from about 350 Gamers and we believe that the results validate our business model.

For example, and consistent with available public data, the average age of the survey participants was 30. By an almost 2:1 ratio, participants indicated that they like it better when a team they are playing with wins, rather than how they do individually, and in this context, when asked if they were "ok" if a stranger was added to their team for a tournament, 72% of the respondents indicated either "yes" or that it "doesn't matter."

In terms of how many hours per week the participants spend playing FPS Games, the results were as follows:

Hours Per Week	Individuals
0-5	92 (26%)
6-11	118 (33%)
12 - 17	67 (19%)
18 - 23	36 (10%)
24+	41 (12%)

Our Matches are configured based on the types of contexts FPS Gamers are already accustomed to, such a "Capture the Flag" and "King of the Hill." The strategic approach to these types of Matches varies between match styles, and some will take longer than others to complete. Gamers gravitate to the Match style they already utilize or prefer and therefore understand that some match styles will take more time than others. However, we can assume that for many of the Matches, the average playing time will be less than about an hour. When asked if "three game Matches (60 minutes) with prizes were available all day, how many would you participate in?" participants provided the following responses:

REST OF PAGE LEFT BLANK INTENTIONALLY.

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51 The professionals that we have secured by contract are compensated $500 each for their time, as well as receiving 2,000 performance based stock options to purchase 2,000 shares of our Common Stock.

Number of Matches per day	Individuals
1 - 3	149 (49%)
4 - 6	90 (29%)
7 - 9	49 (16%)
10-12	19 (6%)

Finally, in terms of how much money the participants spend per month on video games, and consistent with the data indicating that this demographic has significant disposable income available for FPS games, the amount of money spent by participants per month was as follows:

Amount Spent Per Month	Individuals
$0-$25	136 (41%)
$26-50	122 (37%)
$51-75	53 (16%)
$76-99	12 (4%)
$100+	11(3%)

As set forth in greater detail below, prior to the survey, our assumption was that if the most expensive Tournament entry fees ranged from $2.50 to $5.00, a target of Gamers playing 5-8 Matches per month (i.e. about $20 - $25) would provide revenue opportunities that would lead to adoption of our offering.

WarZone Secure Ambassador Program

We are actively recruiting skilled Gamers located in various countries throughout the world that we will use to recruit Gamers to our site. We refer to these recruiters as "Ambassadors." Ambassadors are compensated with free memberships, credits stock options. Each Ambassador will be provided a unique code identifier that they can give to recruits who can use that identifier when the recruit signs up for the site. The recruit/participant will be provided a small number of credits at no cost. We currently have seven Ambassadors under engagement and are working to secure several additional Ambassadors from South America, Europe and Canada.

Organized Teams/Clans

Our WZS website is designed for both Individual Gamers as well as small teams, and to our knowledge and unlike any other Gamer-based website, we also provide separate Matches for large, coordinated and established groups of highly competitive and sophisticated Gamers known in the industry as "Clans." Clans are comprised of individual Gamers who are typically recruited and tested to become members of the Clan. A Clan can comprise dozens to hundreds of Gamers. Clans often seek out other Clans for more robust and intense competition using FPS games.

Part of our marketing approach is to target Clan Members to register on our WZS website as individuals, and participate in our Matches against individual Gamers and small teams as well as with their Clan[52].

Clan members are often the most competitive and dedicated FPS Gamers. Because Clans compete differently than individuals and small teams, we created a separate set of Matches exclusively for Clans. To our knowledge, we are the only competitive gaming site that offers Matches exclusively for Clans, and we believe that this will be a significant and financially beneficial market differentiator.

Clans take the process of recruitment quite seriously, owing to the highly competitive nature that Clan members have with respect to playing FPS games against their internal members as well as other Clans. Indeed, Clans rate each other in terms of the best Clans (*see*, for example, http//:http://www.top100clans.com/). One such top-ranked Clan is Combat Applications Group™ (CAG). To get a sense of the nature of how the Clans operate, the CAG website provides the following[53]:

> **Prospect**
> A CAG prospect is someone who has been invited to join CAG by a Clan Member after seeing him/her play in a public lobby. Prospects have a slight advantage over a recruit in that they have already been scouted and the clan member or members that invited him to the Clan already liked what they saw. If you are referred to or invited to join the Clan you do not have to go through a try out and you are automatically accepted as an official Clan Member and you receive the rank of Private.
>
> **Recruit**
> A recruit is someone who has asked or requested to join CAG via a recruiting post or by simply visiting our website. All recruits must go through and pass a tryout session with the Clan.
> Recruits must make sure the following requirements are completed:
> Must be registered and submit a clan application
> Must show up for tryouts which are held every Wednesday from 10 a.m. through midnight. (note: times are pacific)
> After tryout is completed, recruits must check in their application to see if they have been accepted into the Clan
> We hold tryouts every Wednesday from 10 a.m. through Midnight.
>
> **REQUIREMENTS**
> Must be (REGISTERED) on our website and submit a Clan Application
> Must be 18 years old (some exceptions apply)
> Must have a working headset
> Must communicate during games
> Must be able to attend Wednesday only tryouts
> If you meet these requirements you may attend tryouts every Wednesday starting at 10 a.m. through Midnight.
>
> **DURING THE TRYOUT WE MAINLY FOCUS ON THE FOLLOWING 2 AREAS:**
> How well you communicate during the match

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[52] Two of our executives have created one of the more highly respected International Clans for FPS games, GSN Gaming. http://www.gsngaming.com

[53] Combat Applications Group is neither affiliated nor associated with CHI and/or our WZS website. The information provided herein has been obtained from the public website of Combat Applications Group, https://www.cagclan.com/ and is believed to be true and accurate.

If you are willing to follow orders, i.e., moving to a location on the map and holding that position until told to move

SUGGESTIONS AND TIPS
Don't worry about your personal score during matches, with time you will develop into a dominant player especially when playing objective games.

If you have a bad game don't get discouraged, the longer you play with us the better you will get. You are not going to be told you didn't make it into the Clan just because you had a bad game.

Play as many games with the Clan as possible. This will prove to the Clan that you really want to be part of them.

If you are invited to a game respond as quick as possible, not responding to an invite will give us the assumption that you are no longer interested in joining the Clan.

You are not obligated or required to be active on our forums. However, if you want to rank up in the clan you must reach certain posts counts or have a certain amount of time with the clan. You can also find a lot of useful information in our forums. Use the forums to your advantage and to help you rank up faster in the Clan[54].

We believe that recruitment into a Clan is taken quite seriously, with a primary objective being to enhance the quality and skill of the entire Clan. In this context, the Clans provide an opportunity for Gamers to "belong." The power of this concept should not be underestimated. Indeed, as more individuals rely upon the internet for social interactions, being part of a Clan satisfies an innate need, i.e., a desire to socially interact with others. As such, and while many may assume that Gamers are cloistered individuals who retreat from society into a fantasy world, in quite an opposite manner, Gamers have cleverly adopted the social aspects of "being" human to the internet, bounded by the enjoyment, thrill and competition aspects of FPS games that can be derived from participating in FPS games, and in belonging to a Clan.

The social-interactive nature of Clans cannot be emphasized enough with respect to our marketing efforts. While we will target individual Gamers to utilize our WZS website, the Clans provide, in the vernacular, a "target rich environment" where we can secure dozens to hundreds of Gamers at a relatively low cost in terms of recruitment.

THE REST OF THIS PAGE IS BLANK INTENTIONALLY.

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[54] *See*, https://www.cagclan.com/ Information provided as an example and not an indication of a game that we may provided on our WZS service offering.

Marketing Advisory Board

We have created a Marketing Advisory Board ("MAB") comprised of three groups whose business involves marketing and who have been retained by us as consultants: Catalyst Strategies, a Palo-Alto-based group (http//www.catalyststrategies.com); IgnitingSolutions, a Bay Area-based group (http//ignitingsolutions.com); and Runningfish, Inc., a San Diego-based group (http//www.runningfish.net). Both Catalyst Strategies and IgnitingSolutions receive stock options from us for their services, while the members of Runningfish are co-Founders in our company and have received "Founder" shares of our Common Stock.[55] We utilize our MAB to help guide us on the development and implementation of marketing initiatives.

WarZone Girls


FREE ISSUE!
WARZONE
GIRLS™
THE FIGHT FOR HONOR BEGINS
VOL. 1 ISSUE 1 SPRING 2013

We have also established a companion website, WarZone Girls. We developed this website based upon data indicating approximately one-half of all PC Gamers are female. We created the WarZone Girls website (located at http://www.warzonegirls.com) to serve as a launch point for our graphic novel series, WarZone Girls. The novels include female protagonists in fictionalized FPS settings based upon a storyline that we believe will be of interest to many female (and male) Gamers. Eventually, and based upon public acceptances and adoption of the storyline, we envision out-licensing rights in and to the concept to game developers to potentially create an FPS game based upon the WarZone Girls. Other types of similar media, including animated cartoons, are also possible. In terms of near-term revenue anticipated to be generated from the WarZone Girls, we expect this to be relatively inconsequential to our business and have therefore not included this in our financial projections.[56] Inside the back cover of every issue of WarZone Girls we include an advertisement for WarZone Secure.

Video Advertisement

We have developed several brief video-advertisement/primer introductions to WarZone Secure that are located on the home page of the website. We also include these "primers" and a lengthier video ad on our YouTube™ Channel. We secured the services of voice-over professionals (via Super Mackerel) to provide the verbal portion of the primers and advertisement.

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[55] Runningfish is also responsible for the development, maintenance and updating of the WarZone Girls website, for which their compensation is part of the Founder shares issued to the two principals of Runningfish.

[56] All appropriate agreements necessary to secure intellectual property rights, including copyright and "work for hire" agreements, in and to characters and the graphic novels, have been secured by us.

Social Interaction

We believe that the social aspect of FPS gaming cannot be understated. FPS Gamers are both highly competitive and highly interactive with one another. Individuals, Small Teams and Clans communicate with each other, and routinely engage in "trash talk" with other Gamers while playing. Gamers seek peer recognition for their skills, scores, etc.[57]

In this regard, our website provides several ways for Gamers to engage with one another, primarily via our community forums, private messenger, and blog. In addition, we also provide a Wall of Fame that lists high scores for individuals, teams and clans, and we plan to publicly announce via press-release type disclosures the key and top gamers on a quarterly or semi-annual basis. We anticipate introducing instructional videos on competitive techniques and strategies beginning in 2016.

These initiatives are designed to keep our customers engaged within our website "world" even when they may not be competing in Matches. To this end, we have issued one such press release based on the winner of the survey-contest mentioned in the previous section. We believe that this type of publicity will differentiate our offerings from potential competitors.

Super Mackerel, Inc.

Super Mackerel, Inc. is a Los Angeles-based multimedia marketing company. We currently own 20% of the equity (on a fully-diluted basis) of Super Mackerel. In exchange for our ownership, we provide in-house agreement and other business consultation and advice. Super Mackerel designed and implemented the current "skin" for our WZS home-page, as well as the initial tutorial videos. We anticipate utilizing Super Mackerel for certain marketing endeavors over the coming years, at a recued price based on our relationship with that organization.

Game Servers

Our customers own or have access to the FPS games that they use. We do not provide dedicated game servers though which Gamers can play the FPS Games. A "game server" is a server that is the authoritative source of events in a multiplayer video game, such as the games that we offer through our website. The server transmits sufficient data about its internal state to allow the connected Gamers to maintain their own accurate version of the game world for display to themselves and other Gamers. These servers also receive and process each Gamer's real-time input. Dedicated servers simulate game worlds without supporting direct input or output, except that required for their administration. Gamers must connect to the server with separate client programs in order to see and interact with the game. The foremost advantage of dedicated servers is their suitability for hosting in professional data centers, with all of the reliability and performance benefits that entails. Remote hosting also eliminates the low-latency advantage that would otherwise be held by any Gamer who hosts and connects to a server from the same

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[57] This is, in a somewhat "odd" way, reason why cheats and cheaters exist: to create an artificial sense of superior skills.

machine or local network. We rely on the service of third party providers for access to their game servers (for which we pay a monthly fee).

One significant issue that affects the quality of internet-based competitive matches is "ping." FPS ping refers to the network latency between a Gamer's computer and the game server. This could be reported quantitatively as an average time in milliseconds, or qualitatively as low ping or high ping. The lower the ping, the better. Having a low ping is always desirable because lower latency provides smoother game play by allowing faster updates of game data. Servers sometimes disconnect a Gamer if the ping is too high and it poses a detriment to others' game play. Numerous factors can affect ping including network protocol engineering, internet connection speed, the quality of a user's Internet service provider and the configuration of firewalls, etc. In our context, ping is also affected by geographical location. For example, if someone is in India, playing on a server located in the United States, the distance between the two is greater than it would be for players located within the US, and therefore it takes longer for data to be transmitted.

We rent game servers from Nuclear Fallout Enterprises to host our solutions. We have spoken to several Gamers in Europe who use Nuclear Fallout and have indicated that ping is often not an issue. However, we can, and indeed will, utilize other Gamer Server providers located in other countries if the issue is significant, something that we will be better able to determine as our service offering is more widely utilized.

Nuclear Fallout Enterprises, Inc.

We currently rent, on a month-to-month basis, several dedicated game servers from Nuclear Fallout Enterprises, Inc. ("NF") on a recurring charge of approximately $300 per month. We also lease an additional server for hosting our anti-cheat software at annual charge of approximately $500. Gamers, via our website, are connected to a third-party game server (such as those that we lease from NF) in order to play the games online with other Gamers.

NF is one of the largest game server providers in North America and has been renting out premium game servers since 2002. NF has a strong focus on both performance and service. NF's game servers are hosted in multiple cities (e.g., Seattle, Los Angeles, Atlanta, San Jose, Chicago, Denver and Washington, DC). All of their servers are owned. A key determinant in selecting NF as our dedicated game server provider, in addition to their personnel, machines and technological innovations, is their rapid customer support and service. Some game server providers assure their clients that they will respond to questions/issues within 24 hours; in our experience, NF does so within less than a few hours at most. We believe that this level of service is an important factor in our ability to maintain integrity with our customers in the event of issues, problems or concerns that may result from thee servers. Our current projections are such that after discussion with NF, we believe that as we evolve and accumulate more Gamers to our business, NF will be able to readily accommodate our needs. This approach allows us to marshal our resources towards our business, rather than expending significant capital to purchase our own servers, and to secure a facility suitable for these servers. This allows us to minimize our capital needs without sacrificing the quality of our business or deleteriously impacting the experience of Gamers who utilize our website.

Business Model

Our business model is predicated upon our ability to attract Gamers who already participate in First-Person Shooter games.

Our business is not dependent on attracting Gamers to the games. We anticipate that our customers will overwhelmingly be experienced and active participants in these games. Our goal is to drive Gamers who are already accustomed to playing these games into our virtual arena (the WZS website) based on a recognized value-add. We intend to accomplish this by providing a multiplayer FPS tournament venue focused on creating a "full-circle" gaming experience where Gamers can actively compete in our Matches, engage in social interactions with other Gamers, experience a cheat-free environment with our patent-pending "Win-With-Honor" anti-cheat technologies, be recognized by fellow Gamers, learn FPS Gaming techniques and secure cash and Credit prizes.

Our website provides Matches for both individuals and small teams, and Matches exclusively for Clans. The initial launch will include seven of the most popular FPS titles available. The Matches will be conducted online and will be available worldwide 24/7/365. Because these games are played on the internet and can involve Gamers from around the world, the competitive spirit and resulting emotional attachment to the process already exists. By adding the opportunity to win cash and to secure prizes, CHI believes that the motivation to try, and stay with, our website will exist, driven primarily by making the experience emotionally, competitively and intellectually rewarding.

Our business model ensures that all participants win something every time that they participate. Cash prizes alone may not be sufficient to motivate players to continue using the service in that not every player can win a cash prize. Accordingly, we believe that independent of winning a cash prize, Gamers must sense that they are winning or receiving something of value by participation alone. We believe that this is a key driver to retaining customers: the ability to win something every time they compete. This emotional connectivity is quite often a sufficient motivator to remain with, and actively participate in, an opportunity such as ours. We believe that another value-add is our anti-cheat software which is provided as a function of playing the games via our website.[58] The perceived value in such an approach is clear: Gamers will understand that the anti-cheat software applies to all those playing on our website, thus creating a substantially level playing field. Using this approach, we have designed the process to entice players to participant on a regular basis with the WZS website in order to transform that player from a casual participant into a loyal customer – such transformation almost always leads such customers to recruit other players to join them in the process (so-called "viral marketing").

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[58] To our knowledge, most anti-cheat software has been developed using a software-based model, whereby the developer attempts to sell that anti-cheat software to individual Gamers. We believe that this approach is not feasible in that, as is obvious, unless all Gamers playing at any particular time are using that type of anti-cheat software, nothing prohibits a Gamer from playing and not using the anti-cheat software.

Our primary goal was is to secure a margin per Match (excluding FreeZone and Standard Matches) of approximately 45%. Our margin for Organized Teams/Clans, are relatively smaller because Clans are the most intense and dedicated FPS competitors, and because Clans are made up of FPS Gamers, such that Organized Teams Gamers are expected to play Organized Teams Matches as well as Individual and Small Team Matches.

Match Types

- ***Individuals and Small Teams***

We segregate our Match types into separate categories based on the seven titles we released at launch, and the types of match-styles that Gamers use for these Matches. Because our website is scalable, as we add more titles, the number of Match-types also increases.

The total number of Gamers per Match needs to be even so that each side has an even number of Gamers (an odd number would give one side an advantage). Our Matches are designed to maximize participant selectivity; as such, we cannot at this time predict which Matches will be used more than others. For purposes of our financial forecast, we have assumed that approximately 12 Gamers will participate in an average Match.

- ***Organized Teams***

The Match-styles described above are also offered to Organized Teams. The difference is with respect to the winners. For Organized Teams Matches, there is one Clan that wins; division of proceeds is determined by the Organized Teams (e.g., the Organized Teams can secure all winning or the Organized Teams can divide among the Clan participants). In terms of the Participation Credits, each Organized Teams member on the side that lost receives Participation Credits. In essence, the amount of Participation Credits is reduced with Organized Teams Matches because only half of the Match participants receive these following a loss.

Entry fees, cash/credit prizes awarded, and participation credits awarded for each level are set forth below[59].

Projected Match Volume, Gamers and Slots

Because our marketing efforts are primarily based on a "viral" approach at launch, we expect the number of Entry-Fee based Matches in 2H2015 to be modest. We believe that the primary playing time for our Matches will be between Thursday and Sunday evenings, based on Gamer preferences. Our belief is that Gamers who like our service will direct fellow Gamers that they interact with to our website.

Projected Matches equal the total number of Matches we estimate will be played in the specified time period. It is noted that Matches do not equate to numbers of unique Gamers. For that figure, we have estimated the average number of Gamers needed per Match-style to be 12 (i.e. a 6 v 6 Match), and multiplied this by the Projected Matches for that time period. This provides us with the number of "Slots" needed to be filled in that period. A Slot

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[59] Gamers who win cash prizes are given the option of either receiving a cash credit (e.g. to the Gamers PayPal account), or credits in lieu of cash. Credits are never redeemable for cash.

is not a Gamer. If a Gamer players two Matches, that Gamer has occupied two Slots; if the Gamer plays 10 Matches, that Gamer occupies 10 Slots, and so on.

	2H2015	2016	2017	2018
Projected Matches[60]	35,000	100,000	275,000	375,000
Average Number of Gamers	12	12	12	12
Estimated Slots	405,913	1,159,750	2,899,375	4,349,063

Match Levels
Skill, High Value, Organized Teams Match Participation Mix[61]

With respect to the three Match levels, we anticipate that for the projection periods, the majority of Matches will be Skill Value. This assumption is based on a best estimate predicated upon comparative cost. Because Skill Value entry fees are the lowest of the three entry-fee Match levels, if our assumption is incorrect, i.e. more Gamers play in the other match types, our revenue projections would be expected to increase.

The key differences between Skill and High Value are entry fees and prizes (*see* "Match Prizes" next page).

	2015	2016	2017	2018
Match Type (Entry Fee)				
Skill Value ($2.50)	90%	88%	86%	84%
High Value ($5.00)	5%	7%	9%	11%
Organized Team ($4.00)	5%	5%	5%	5%

Entry Fees

We have developed our entry fees with an eye towards keeping these modest, with cash prize amounts that are dependent upon the number of participants. Note that we do not anticipate increasing our entry fees during the entire projection period. The weighted average entry fee is based upon the participation mix and the Entry Fees. Stated differently, because we assume that most of our Matches will be Skill based, the weighted average of all entry fees will be closest to the Skill-level entry fee.

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60 Skill, High-Value and Team/Clan Matches.

61 Because FreeZone and Standard provide no or de minimum revenue, and are viewed by us as more of an adoption and marketing approach to attract and secure Gamers to our site, we do not include these in any projections.

	2015	2016	2017	2018
Skill	$2.50	$2.50	$2.50	$2.50
High-Value	$5.00	$5.00	$5.00	$5.00
Organized Team	$4.00	$4.00	$4.00	$4.00
Weighted Average Entry Fee[62]	$2.70	$2.75	$2.80	$2.85

Monthly Spend Per Gamer

In estimating the amount of money that a Gamer will spend per month, we assumed the minimal amount of $20 for almost all Gamers who use our system.

The minimum amount of $20 per month was determined based upon our survey data coupled with assumptions about gaming behavior. For most people, especially within our demographic, $20 is a minimal investment to try something that may provide value as a new offering.

	2015	2016	2017	2018
$20.00	95%	90%	85%	80%
$25.00	5%	8%	11%	14%
$40.00	0%	2%	4%	6%

Monthly Matches Played
Based on Monthly Spend

We have estimated the number of Matches that each Gamer is expected to play per period. The data were derived by dividing the monthly spend per Gamer by the weighted average entry fee; using the monthly spend percentages we then derived a weighted average, equivalent to the weighted number of Matches per Gamer per month, and annualized this for the specified period.

Annualized Matches per Gamer is the projected number of Matches that each Gamer is expected to play.

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62 Based, e.g., on the change in estimated usage of these three levels over time.

	2H2015	2016	2017	2018
$20.00	7.4	7.3	7.1	7.0
$25.00	9.3	9.1	8.9	8.8
$45.00	14.8	14.5	14.3	14.0
Weighted Average	7.5	7.6	7.6	7.7
Annualized (per year) Matches Per Gamer/Per month in [] (rounded up to whole number)	90 [8]	91 [8]	92 [8]	92 [8]

Number of Unique Participants

As noted, the number of required Slots does not equal the number of required Gamers. There are expected to be far more Slots than unique. We estimated the number of unique Gamers that we will need to attract per period by dividing Slots by the estimated number of annualized Matches per Gamer.

	2H2015	2016	2017	2018
Total Number of Slots	405,913	1,159,750	2,899,375	4,349,063
Annualized Matches Per Games	90	91	92	92
Number of Unique Participants	13,530	12,778	31,687	47,164

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Summary

Using the numbers derived from the foregoing, we summarize as follows:

	2H2015	2016	2017	2018
Projected Match Volume	35,000	100,000	275,000	375,000
Total Number of Slots	405,913	1,159,750	2,899,375	4,349,063
Number of Unique Participants	13,530	12,778	31,687	47,164
Annualized Matches Per Gamer	90	91	92	92
Weighted Entry Fee	$2.70	$2.75	$2.80	$2.85
Gross Revenue[63]	$1,180,125	$3,438,375	$8,419,375	$12,735,000
Net Revenue[64]	$542,361	$1,582,569	$3,818,141	$5,758,336
Net Revenue Margin[65]	46%	46%	45%	45%

For purposes of comparison, Major League Gaming[66], a competitive website that caters to multiple gaming types (primarily sports oriented) publicly indicates that they sponsor 750,000 online matches *each month.* As the foregoing indicates, we anticipate a fraction of this amount for annual match volume, i.e. a penetration rate of les that about 1.0% of the 5,000,000 estimated PC-FPS gamers.

Prizes

In developing our business model, we desired to provide cash prizes to the top three Gamers in each Match (except for Matches with four Gamers), with 3rd Place being equal to the entry fee, and with target margins of 45% - 50%, including the cost of the free participation Credits[67]:

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63 Weighted Entry Fee multiplied by Number of Unique Participants. Numbers are rounded.

64 Rounded.

65 Estimated.

66 http:// www.majorleaguegaming.com

67 Credits have a par value of $0.005 per Credit.

1	2		3	4	5			6	7	8
Competition Level	**Entry Fee**		**Match Size**	**Gross Entry Fees Per Match Size** (Cash Value)	**Prizes** (Credits/Cash)			**Participation Credits** **Per Non-Credit/Cash Winners** (Total Per Match)	**Gross Prizes Per Match Size** (Credit/Cash Value)	**Gross Margin** **Per Cent**** (Based on Cash Value)
	Credit*	Cash Value			**1st**	**2nd**	**3rd**			
FreeZone *No Cash Prizes available.*	NONE		2v2	NONE	10	5	NONE	NONE	15/$0.08	*Loss of $0.08 per Match****
			4v4		10	5	2		17/$0.09	*Loss of $0.09 per Match****
			5v5		10	5	2		17/$0.09	
			6v6		10	5	2		17/$0.09	
			7v7		10	5	2		17/$0.09	
			8v8		10	5	2		17/$0.09	
			12v12		10	5	2		17/$0.09	
			16v16		10	5	2		17/$0.09	

1	2		3	4	5			6	7	8
	Entry Fee				Prizes					
Competition Level	Credit*	Cash	**Match Size**	**Gross Entry Fees**	**1st**	**2nd**	**3rd**	**Participation Credits**	**Gross Prizes Per Match Size**	**Gross Margin**
Standard	50	$0.25								
No Cash Prizes available.			2v2	$1.00	50	15	NONE	NONE	65/$0.33	68%
			4v4	$2.00	50	35	10	NONE	95/$0.48	76%
			5v5	$2.50	75	40	20	10 (70)	205/$1.03	59%
			6v6	$3.00	80	40	25	10 (90	235/$1.18	61%
			7v7	$3.50	80	40	25	10 (110)	255/$1.28	64%
			8v8	$4.00	80	40	25	10 (130)	275/$1.38	66%
			12v12	$6.00	120	60	35	10 (210)	425/$2.13	65%
			16v16	$8.00	160	80	45	10 (330)	615/$3.08	62%
Skill	500	$2.50								
			2v2	$10.00	600/$3.00	300/$1.50	None	50 (100)	1,000/$5.00	50%
			4v4	$24.00	700/$4.25	600/$3.00	500/$2.50	50 (250)	2,050/$10.25	57%
			5v5	$25.00	1,000/$5.00	800/$4.00	500/$2.50	50 (400)	2,700/$13.50	46%
			6v6	$30.00	1,200/$6.00	900/$4.50	650/$3.25	50 (450)	3,200/$16.00	47%
			7v7	$35.00	1,400/$7.00	1,000/$5.00	800/$4.00	50 (550)	3,750/$18.75	46%
			8v8	$40.00	1,750/$8.75	1,250/$6.25	950/$4.75	50 (650)	4,600/$23.00	43%
			12v12	$60.00	2,500/$12.50	1,500/$7.50	1,150/$5.75	50 (1,050)	6,200/$31.00	48%
			16v16	$80.00	4,000/$20.00	2,000/$10.00	1,500/$7.50	50 (1,450)	8,950/$44.75	44%

High Value	1,000	$5.00								
			2v2	$20.00	1,200/$6.00	600/$3.00	None	100 (200)	2,000/$10.00	50%
			4v4	$40.00	1,400/$7.00	1,200/$6.00	1,000/$5.00	100 (500)	4,100/$20.50	49%
			5v5	$50.00	2,000/$10.00	1,600/$8.00	1,000/$5.00	100 (700)	5,300/$26.50	47%
			6v6	$60.00	2,400/$12.00	1,800/$9.00	1,300/$6.50	100 (900)	6,400/$32.00	47%
			7v7	$70.00	2,800/$14.00	2,000/10.00	1,600/$8.00	100 (1,100)	7,500/$37.50	46%
			8v8	$80.00	3,500/$17.50	2,500/$12.50	1,900/$9.50	100 (1,300)	9,200/$46.00	43%
			12v12	$120.00	5,000/$25.00	3,000/$15.00	2,250/$11.25	100 (2,100)	12,350/$61.75	49%
			16v16	$160.00	8,000/$40.00	4,000/$20.00	3,000/$15.00	100 (2,900)	14,900/$74.50	53%

Organized Team (per Team Member)	**Entry Fee**		**Match Size**	**Gross Entry Fees**	**Only One Team Winner**	**Participation Credits**	**Gross Prizes Per Match Size**	**Gross Margin**
	800	$4.00						
			2v2	$16.00	2,000/$10.00	50 (100)	2,100/$10.50	34%
			4v4	$32.00	4,000/$20.00	50 (200)	4,200/$21.00	34%
			5v5	$40.00	5,000/$25.00	50 (250)	5,250/$26.25	34%
			6v6	$48.00	6,000/$30.00	50 (300)	6,300/$31.50	34%
			7v7	$56.00	7,000/$35.00	50 (350)	7,350/$$36.75	34%
			8v8	$64.00	8,000/$40.00	50 (400)	8,400/$42.00	34%
			12v12	$96.00	12,000/$60.00	50 (600)	12,600/$63.00	34%
			16v16	$128.00	16,000/$80.00	50 (800)	16,800/$84.00	34%

* 1 Credit = $0.005
** Calculated as follows: [(Col 4 – Col 7)/Col 4] * 100%
*** Although not *de minimus*, CHI believes these relatively small losses per match are akin to marketing, or a "Loss-Leader" approach to attracting and retaining Gamers, who can then be "converted" to the Entry-Fee Competitive Levels. For example, if there were 100,000 Matches at the FreeZone level (representing several tens-of-thousand Gamers playing FreeZone), the cost would be between $8,000 and $9,000 in terms of Credit Value.

We believe that approximately 50,000 to 100,000 FreeZone matches will take place beginning in 2015. We further assume that the average Match size for FreeZone will be approximately 12 Gamers, or 1,200,000 at the high-end of the estimated FreeZone matches. We further estimate that the number of unique participants for these slots will be between 12,000 and 15,000 Gamers at the high-end of the estimated matches. In terms of conversion, we believe that many of these Gamers, if they like and enjoy the WZS service offering, will use any Credits won in FreeZone to participate in Skill level matches.

Some Gamers, we believe, will at first gravitate towards Standard, while others will recognize the benefit of playing in the higher Entry Fee levels where they can win larger prizes. We assume that the conversion rate for those in FreeZone to Standard, Skill and High-Value (Organized Teams compete a bit differently and so for these assumptions we do not include Organized Teams for the conversion) will be approximately 4%, or between 480 and 600 Gamers. If we further assume that these Gamers will also spend an average of about $20 per month, then these "converted Gamers" are estimated to spend in gross entry fees between about $9,600 and $12,000 per month which we believe supports the concept and strategy of FreeZone. And of course FreeZone can continue with this process as our brand is further recognized and the word-of-mouth process with favorably inclined Gamers who like our service offering increases.

Customer Retention

Not every participant can be assured winning a cash prize. Gaming psychology indicates that players who win something tend to be motivated to continue participating in the process – it is not so much the monetary value of the prize as it is the ability to know that a player received something for "free" simply for playing. Using this approach, our model has been developed to include focusing on retaining Gamers even if they do not win cash prizes. We accomplish this by awarding Credits to all Match participants[68]. The credits can be accumulated and redeemed to participate in other Matches. Issued and outstanding Credits will be carried as a liability on our financial statements. The value of each Credit is $.005, equal to the cash cost of purchase. Credits cannot be redeemed for cash. If a Gamer wins a cash prize the Gamer can take this in the Credit equivalent but once that choice is made, the credits cannot then be converted to cash.

Because Credits are primarily used for Match entry fees, the incentive to secure more Credits to derive more benefits is a useful tool to retain customers.

Payments

Customer purchases can be accomplished via credit card, debit card or PayPal®. All cash awards will be processed via PayPal ®. Cash awards may be delayed for up to 48 hours in the event of a disputed match, but otherwise is intended to occur automatically[69].

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68 Except in FreeZone, and in some Standard Matches.

69 Our model takes into account bad debt generally classified as payments required for recurring purchases and that cannot be made due to an expired or no-longer valid credit card/debit card. Our projections assume bad debt

Operations and Exit Strategy

The majority of the financing that we intend to raise in this Offering will be directed towards marketing efforts. We believe that marketing can be a key driver to success in that as set forth above, once we acquire a customer, our business model is designed to retain these customers and utilize word-of-mouth recruitment (viral marketing) to secure additional players at no cost to us in terms of customer acquisition.

Our management team has opted to share the risks and rewards with our investors by receiving modest compensation. We believe that this approach more appropriately aligns the interests of the team with our investors.

Operations

Management and key advisers have opted to not receive cash compensation during our three-year development period (actual or deferred), and modest compensation subsequently, as we initiate our operations. In this manner, the Company believes that the team aligns itself with the investment goals of investors.

Name	Title	2015 Compensation[70] (annualized)	2016 Compensation	2017 Compensation	2018 Compensation
Richard P. Burgoon, Jr.	President and Chief Executive Officer	$72,000	$125,000	$150,000	$200,000
Phillip G. Plourde	Chief Operations Officer	$60,000	$125,000	$150,000	$200,000
R. Scott Lentz	Advisory Controller	$48,000	$60,000	$75,000	$100,000
Michael G. Maguire	Chief Technology Officer	$60,000	$125,000	$150,000	$200,000
Ryan Oxford	Chief Creative Officer	$48,000	$75,000	$100,000	$100,000

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expense of 0.5% per year. As should be intuitively understood, when a charge card cannot be processed for whatever reason, the player does not secure the benefit until a new card is provided. However, for purposes of financial projections, "bad debt" must be accrued as such until payment is made, or the player opts out of the system.

[70] Projected, and subject to approval by Non-Management members of our Board of Directors. Our budgeting includes, when applicable, 21% of salary for taxes and benefits for employees. These amounts are not included in the base salary numbers indicated in the table. As noted throughout this Offering Memorandum, if we are unable to achieve and secure the minimal amount listed ($600,000) we would first reduce or zero-out the listed salaries so as to allow for utilization of proceeds for Sales & Marketing efforts.

We believe that rental costs for operations are projected to be modest. Because the number of employees required to manage the business is low, we estimate, based upon inspection and discussion with office-space holders in this region, that if we seek to secure office space in San Diego, the expenses will be approximately $15,000 per year. We have budgeted approximately $25,000 for general liability[71], Director and Officer and worker's compensation insurance per year.

Exit Strategy

Exit strategy opportunities as potentially include an acquisition of the Company or a public listing on a U.S. or international exchange.

Management and Key Advisers

The following individuals are members of the Company's mangement team:

Name	Title
Richard P. Burgoon, Jr.	President, Chief Executive Officer and Corporate Secretary
Phillip G. Plourde	Chief Operations Officer Member, Board of Directors
R. Scott Lentz	Advisory Controller
Michael G. Maguire	Chief Technology Officer
Ryan Oxford	Chief Creative Officer Member, Board of Directors

Richard P. Burgoon, Jr.
President & CEO; Corporate Secretary

Richard P. Burgoon, Jr., serves as our President, CEO and Corporate Secretary. He has spent over 25 years as an advisor to and working with multiple start-up organizations. He is a co-founder of Epiomed Therapeutics, Inc. (www.epiomed.com) and GenSpera, Inc, (GNSX.OB) a publicly-traded biopharmaceutical company having an oncology-focus. The business model of GenSpera serves as the business model for Cyber Holdings, Inc. in terms of the "small business issuer" process. He previously served as President of Tulip BioMed (TPBM.PK), a two-person publicly-traded medical device company that he guided from insolvency to expansion of its sales, product lines and regulatory approval in Europe prior to his departure in 2009. He served as Chief Executive Officer to Aeolus Pharmaceuticals, Inc. (AOLS.OB) a publicly-traded, CNS-focused clinical development company. Previous positions have included Sr. Vice President, Operations, General Counsel and Secretary to Arena Pharmaceuticals (Nasdaq: ARNA), where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings; Sr. Director & Patent Counsel to Cephalon, Inc. (Nasdaq: CEPH); and Director of Intellectual Property to IDEC Pharmaceuticals Corporation (Nasdaq: IDPH). He is co-founder of Allon Therapeutics, Inc and ChemNavigator.com. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his MBA from San Diego State

[71] General Liability for an Internet based business that secures credit card and other personal information involves types of coverage not usually seen in other businesses, e.g, "cyber & privacy" coverage, "privacy breach notification costs" protection, etc.

University in 2005, his JD from the University of New Hampshire (Franklin Pierce Law Center) in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

Phillip G. Plourde
Chief Operations Officer; Member, Board of Directors
Phillip G. Plourde serves as Chief Operations Officer to the Company and a member of our Board of Directors. Phillip has over 18 years of professional experience in the information technology field and has several Microsoft certifications including MCSE, MCITP and A+ computer software certifications. Phillip currently serves as the lead Project Manager for FBP Systems Inc., a national audio/video integrator. FBP Systems services Hotel/Casino, restaurant, house of worship and government installations with design build, programming and engineering solutions. Phillip is certified in Crestron, AMX, and many other audio/video solutions. In his free time Phillip serves as a technology consultant for The Solutions Foundation, a drug treatment outreach and awareness program based in Las Vegas, NV, which is directed at high school students.

R. Scott Lentz
Advisory Controller
Scott Lentz serves as our Advisory Controller. Scott is currently CFO of CareCloud, Inc., a leading developer of cloud-based clinical and administrative solutions for medical providers. Scott has over 15 years' experience as CFO of early-stage technology companies. Over the course of his career, he has raised more than $200 million in institutional capital to fund organic and acquisitive growth, acquired four companies with an aggregate value of more than $250 million, sold one company and registered another (Picis, Inc.) for an initial public offering with The Goldman Sachs Group, Inc. serving as lead advisor. Scott received his BS in Management (with honors) from the U.S. Coast Guard Academy and his MBA from the University of Washington.

Michael Maguire
Chief Technology Officer
Michael Maguire serves as our Chief Technology Officer. Mike has over 10 years of complex business systems analyst experience. He has experience with business critical systems support as well as customer facing software and systems. Mike has worked in many environments that require training in designing, creating, and implementing software that demands reliability, sustainability, and expandability. Mike has experience with many programming languages and constructs in addition to OS architecture training/support and an associate's degree in Computer Network Systems from ITT Technical Institute. Currently, Mike is seeking his Bachelor's degree in Computer Systems Security. Mike has several years of experience in the competitive gaming scene for CoD4 MW as well as CoD Black Ops. He manages several servers for an online community that includes BF3, BFBC2, CoD4, CoD5 WaW, CoD Black Ops, Killing Floor, Minecraft, ArmAII, as well as server management for the database and webserver. Mike has also written several tools for the gaming community to use, which includes Paronicon/Paronicon2 which are now managing over 1,000 Call of Duty servers worldwide. Paronicon is a remote RCON tool that allows server administrators to manage their server while in game, not in game, as well as automatically without their supervision. It can handle multiple servers across multiple games to make the administrator's job much easier. Mike's Paronicon technology will be incorporated into the Company website.

Ryan Oxford
Chief Creative Officer; Member, Board of Directors
Ryan Oxford serves as our Chief Creative Officer and as a member of the Board of Directors to Cyber Holdings, Inc. Ryan is a highly creative individual who has spent 20 years in various innovative industries as both a branding/marketing consultant and entrepreneur. He is well connected to the Hollywood ecosystem having written and produced several television and film projects for Universal Pictures, New Line Cinema, Warner Bros. and MTV. His latest movie, LOVE SICK LOVE, is due for theatrical release in the spring of 2013. Alongside his Hollywood endeavors, Ryan helped to co-found SR3 Design, a pioneering international interior architectural design firm. Mr. Oxford created and facilitated development of a ground-breaking approach to interior design with "drag and drop" technology that supported the firm's vision of housing design, sourcing and purchasing under a single roof leading to significant reductions in project schedules and costs. Within 18 months of inception, SR3 was

acquired by a high profile architectural design firm. Prior to that, Mr. Oxford worked as the Director of Global Marketing for Wilson Associates, a worldwide leader in interior architectural design whose vast client list includes more than 20 of the world's top 100 billionaires. Ryan received his BA in Communications in 1994 from the California State University Fullerton, and studied International Business Administration at Richmond University in London in 1991. He is a member of the Writers Guild of America, West.

Board of Directors

The following individuals serve as members of the Board of Directors and members of the Board of Director's Compensation and Audit Committees[72] [73]. The Company anticipates securing Directors and Officers Liability (Claims Made Form) Insurance in 2H2015.

Name	Board Committee	
Cate Gilman	Audit, Compensation	Non-Management
Scott G. Hutton	Audit, Compensation	Non-Management
Ryan Oxford	None	Management
Phillip G. Plourde	None	Management
Mark Seremet	Compensation	Non-Management

Cate Gilman
Chair, Board of Directors
Cate Gilman serves as the Chair of the Board of Directors to Cyber Holdings, Inc. Ms. Gilman has over 20 years of experience in Finance, Accounting, Internal Controls, Operations and Transactions. Cate has spent significant time working with and for various start-up organizations, including internet-based start-ups, providing a wealth of knowledge and experience in all aspects of management. Ms. Gilman received her BA from Lewis and Clark College in Portland, Oregon, and her MBA from the University of San Diego.

Mark Seremet
Member, Board of Directors
Mark Seremet serves as a member of the Board of Directors to Cyber Holdings, Inc. Mark currently serves as General Manager at Apostrophe Apps, LLC. He recently served as the Chief Strategy Officer at IndiePub Entertainment, Inc., an independent video game publisher, developer and web site dedicated to promoting indie games and indie game development (http://www.indiepubgames.com/). Prior to this role at indeiPub, Mr. Seremet served as their Chief Executive Officer and President, and has served as a director since September 2008. He was Chief Executive Officer of Zoo Games since January 2009 and has served as President of Zoo Games since April 2007. Prior to his start at Zoo, Mr. Seremet was an activist internet investor with investments in private companies.

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72 At the appropriate time the Company Board of Directors will establish an Audit Committee and as required, the members thereof will be non-management members of the Board of Directors.

73 Some investors have questioned why Mr. Burgoon does not serve on the Board of Directors. Mr. Burgoon has a personal view that a CEO should not serve on the BOD because the CEO in effect ends up reporting to "himself". Because the CEO occupies such an important role in terms of overall management, Mr. Burgoon has opted to serve at the discretion and pleasure of the Board of Directors and not comingle his executive duties with the duties required of a Board member. Again, this was a personal decision of Mr. Burgoon and not a requirement placed on him by the Company and/or current investors.

From 2005 to 2006 Mr. Seremet also served as CEO of Spreadshirt.com, a provider of online, customized merchandise. Mr. Seremet is a co-founder and the first CEO of Take-Two Interactive Software, Inc., which he helped take public in 1997, and where he was President and Chief Operating Officer from 1993 to 1998. Additionally, he served as the Chief Operating Officer of Picis from 1998-2000, SA in Barcelona, Spain and orchestrated its registration for an initial public offering on the Nouveau Marche. Mr. Seremet is also the founder and Chief Executive Officer of Paragon Software, which was acquired in 1992 by MicroProse. Mr. Seremet serves on the board of Serklin, Inc. He was named Young Entrepreneur of the Year by the U.S. Small Business Administration in 1989 for Pennsylvania and the Mid-Atlantic region and received a B.S. in Business Computer Systems Analysis from Saint Vincent College.

Scott G. Hutton
Member, Board of Directors
Scott G. Hutton serves as a member of the Board of Directors to Cyber Holdings, Inc. Mr. Hutton is a seasoned business and operations leader with over 25 years experience in developing and marketing informatics based solutions for the biopharmaceutical and chemical industries. Mr. Hutton currently serves as Global Director of Business Development for eBusiness Purchasing Solutions at Sigma-Aldrich Corporation (SIAL: NASDAQ). Prior to joining Sigma-Aldrich, Mr. Hutton co-founded ChemNavigator.com, Inc. ChemNavigator is an internet-based business that provides scientists around the world access to innovative chemistry solutions through the internet. As President and CEO, Mr. Hutton guided ChemNavigator from venture funding through to regular profitability and negotiated successful sale of ChemNavigator to Sigma-Aldrich. Prior to ChemNavigator, Mr. Hutton served as Vice President & General Manager of Tripos, Inc. Tripos develops and markets informatics based software tools to aid the pharmaceutical drug discovery process

Marketing Advisory Board

The Company has also created a Marketing Advisory Board to leverage the backgrounds and experiences of multiple groups and individuals with experience in marketing. These groups/individuals provide services to the Company in exchange for Common Stock (Vasey and Louly[74]) and Company stock options (Hayward and Jansen).

Christopher Vasey
Runningfish
Chris is the founder of Runningfish (www.runningfish.net), a San Diego-based web-development and marketing company he began in 2004. Chris and Runningfish provide services for over 200 clients, including universities such as University of San Diego and Alliant University. Runningfish has produced award-winning websites with emphasis on marketing for direct, internet, email, and social media campaigns. Runningfish has successfully provided promotion and assistance in the development and monetary advancement of a variety of companies, from startups to full firms. Prior to founding Runningfish, Mr. Vasey worked in executive level marketing positions at several companies including Creto International, (www.cretoworldwide.com).

Paul Louly
Runningfish
Paul Louly, along with Chris Vasey, serves Co-Chief Marketing Officer to the Company. Mr. Louly is Creative Director at Runningfish where he manages the marketing initiatives for over a dozen established businesses. From concept to execution, he is responsible for quality and effectiveness of any given campaign he helps create. He also helped co-found FluentCreative, a local branding and advertising agency, which has since been absorbed into the Runningfish Team to increase effectiveness. He is also a Co-Director of Marketing for mybarpass.com, a local startup in San Diego. Where he produces and oversees the company's internal and external marketing strategies.

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[74] Mssrs. Vasey and Louly also received Common Stock for their development and maintenance of the WarZone Girls website.

Mr. Louly received his Bachelor in Advertising degree from the Art Institute of California-San Diego, graduating with Honors where he received numerous awards, including an Addy® Award in 2009 (the ADDY Awards is the world's largest advertising competition with over 50,000 entries annually).

Trish Hayward
Founder and Managing Partner, Catalyst Strategies
Trish Hayward is a consultant, speaker, and business advisor to companies in the technology and services sectors. Her expertise is driving top-line revenue growth. She works with companies from early stage through F500, including high profile brands such as SAP, Wells Fargo, Charles Schwab, Gannett, Intuit, eBay, Cisco Systems, Yahoo!, AAA, and Citibank. Trish is known for designing practical, market-centric growth strategies and for driving executive teams to alignment and action that lead to market results. In addition to consulting to large businesses, Trish advises companies funded by private equity and venture capital firms including Morgenthaler Ventures, NEA, Kleiner Perkins Caufield & Byers, Draper Fisher Jurvetson, and Sequoia Capital. Trish also lectures on business growth for corporate and early-stage CEO training programs, as well as for masters-level courses at Stanford, American University, and Santa Clara University. Prior to founding Catalyst Strategies, a boutique consulting firm, Trish was a consultant with Booz Allen & Hamilton's New York Strategy Practice and a partner with Marketing Corporation of America, where she served a variety of Fortune 100 consumer-services clients. Trish has held VP-level line management positions, including those at Turner Broadcasting and at Themestream, one of the web's first user-generated content sites, which was funded by Kleiner Perkins and Redpoint Ventures. Trish started her career in high-technology sales with Control Data Corporation. Trish holds a MBA from the Columbia University Graduate School of Business and a BS from the Pennsylvania State University.

Katie Jansen
Founder, Igniting Solutions
With over 10 years of consumer marketing experience, Katie Jansen brings a passion for helping companies achieve their vision by leveraging innovative technologies and digital media to drive strong performance. She is the founder of Igniting Solutions a boutique marketing firm that focuses on providing early to mid stage companies with guidance and execution on marketing and branding strategies that include social media, mobile marketing, demand generation, acquisition and engagement, and all aspects of digital marketing. Igniting Solutions finds creative solutions that deliver the highest return on investment for their clients. That means a unique marketing approach that focuses on strategies that enhance marketing reach and improve user engagement.

Mandy Liu
Many Liu received her BA in Business from the University of Bejing and her MBA from George Washington University, is a highly motivated professional with in depth experience in sales, marketing coordination and customer services. She is skilled in developing and providing marketing and public relations programs that promote events, membership growth and retention to the industry. Mandy is fluent in Mandarin, Cantonese and Japanese.

Use of Proceeds

The Company anticipates using proceeds from this Offering, if any, to fund incremental marketing initiatives and for general corporate purposes.

Competition/Potential Partners

The following list is neither intended to be nor represented to be an all encompassing list of products, organizations and entities that offer online tournament forums, anti-cheat software and/or anti-cheat services. This information is set forth for informational purposes. The Company obtained the following information from publicly available resources located at the indicated websites associated with each description. The Company believes that the information on these publicly available websites, and our summary thereof (as applicable) to be true and accurate. The order of the following companies and organizations is random and not intended to connate "importance" or "significance."

For information on websites that provide cash rewards for video game matches, we note the following (some of the companies mentioned below are discussed in the reference article material):[75] [76]

Skill Gaming Tournament Sites

Crush Gaming
http://www.crush-gaming.com/
Crush-Gaming is a portal that links gamers of all different skill types together. At Crush-Gaming gamers can compete in many different video game tournament types for real cash prizes.

WorldGaming
http://worldgaming.com/
WorldGaming is a Toronto based site that allows players of popular Xbox and PlayStation console games to challenge other gamers to "Matches" and bet on the outcome. Currently in BETA. (*Note from CHI*: unlike the WarZone Secure site, this site requires Gamers to play through a console).

King
http://www.king.com/
King.com is the world's largest social gaming community that allows users the ability to win cash through fun game-play. King.com hosts more than 100 games and is continually adding more each month. The site offers members bonus cash rewards, the ability to challenge friends and make new ones. Every month, King.com hosts more than 250 million games for members from over 50 different countries. The King.com website is available in 9 languages and 7 currencies. (*Note:* this site primarily provides free Matches, but does have cash-based skill Matches; typically over 100,000 players from around the world are on this site at any given time during the day).

Sharkwaters
http://www.sharkwaters.com/index.php
Sharkwaters.com a UK based skill-gaming site. You can test your skills against fellow gamers competing from around the world for money! Worldwide our gamers join together to chat, coach, and compete for cash. Single or multi-player games for Xbox, PS3.

Gspotgaming
http://www.gspotgaming.com/
Gspotgaming.com, a California based competition site, claiming to be "the place where you make a living playing video games." Gspot gaming supports Nintendo Wii, PC Games, Sony PSP, Xbox and Xbox360.

Jowst
http://jow.st/ *Note: Joust ws acquire before its launch by X-Fire (http://www.xfire.com/)*

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[75] http://www.betfromanywhere.com/blog/play-for-cash-video-game-tournament-sites-roundup-xbox-playstation-pc-games/

[76] There is no particular importance with respect to the ordering of these organizations and websites, and this is not intended to be an all-inclusive listing. Descriptions are for general informational purposes and the Company believes that the descriptions are both true and accurate.

According to Jowst via "Crunchbase", "Jowst is a community platform that aims to centralise a players gaming experience, for both casual and competitive gamers it boasts a comprehensive and unique reward and results system that intends to show each player's achievements and losses through their public profile.

Major League Gaming
http://www.majorleaguegaming.com/
According to the company, "founded in 2002, Major League Gaming (MLG) is the dominant media property exclusively targeting tens of millions of consumers worldwide who have a passion for playing video games as a competitive social activity. The company gives aspiring gamers around the world an opportunity to compete, improve their skills, and socialize through a thriving competitive community with more than 750,000 matches each month online and LIVE in-person Pro Circuit Matches in cities nationwide. MLG broadcasts all Pro Circuit play via LIVE streaming online to hundreds of thousands of fans in more than 170 countries.

Beyond Gaming
http://www.beyondgaming.com/
According to the company, Beyond Gaming offers "competitive and casual gamers new ways to enjoy their gaming experience in a safe, secure global platform. Beyond Gaming members can create and manage their own custom matches, Matches and ladders; enhanced with Beyond Gaming's industry-leading automatic results verification system. The site's social network also provides an outlet for all members to connect and communicate, hear the latest industry buzz and earn great rewards in the marketplace. We will be adding more of the hottest games, engaging content and industry first applications to make your user experience truly spectacular. Register at Beyond Gaming, start playing today, and get a head start experiencing all the exclusive features we have."

Compete4ever
http://compete4ever.com/
According to the company, "Compete4ever (Pronounced "Compete Forever") is a pioneering community dedicated to making competitive video gaming (E-Sports) a fun, fair, an overall positive experience for casual and hardcore gamers alike. Compete4ever strives to have our leagues, Matches, and any other associated endeavors reflect that positive experience. With at least a decade, and thousands of seasons worth of competitive gameplay management and participation, Compete4ever's community leaders have long been active in providing high-quality experiences for gamers from all walks of life. Online competitive gaming being an industry valued in the tens of billions of dollars and rising, along with having a global community logging just as many hours online, presents an opportunity to enhance and improve their experiences. Compete4ever's mission is to take on this opportunity with a passion and conviction that is second to none."

Galexy4gamers.com
http://www.galaxy4gamers.com/
According to the company, "Galaxy4Gamers (G4G) is the ultimate competitive video tournament experience for video gamers of all skill levels. Founded in 2009, G4G allows players to create, join, and manage their own Matches with optional cash buy-ins and payouts. Our robust event management platform gives tournament organizers the key tools needed to host competitions and build community." With respect to cheating, the company uses an honor-system approach: "The Galaxy4Gamers team is fully committed to establishing an online community of competitive video gamers without cheaters. We rely on you, the video gaming community, to report cheating. We take every cheating accusation seriously and require proof of cheating, preferably through video evidence. *Galaxy4Gamers recommends all competitive gamers record their video game battles*. [Emphasis added].

Virgin Gaming
http://virgingaming.com/
According to the company, "Virgin Gaming is an online service that facilitates Matches, leagues and ladders for the Xbox 360® and PlayStation®3 video game consoles. Backed by Sir Richard Branson's world renowned Virgin brand, Virgin Gaming acts as a social gaming community for competitive gamers to interact with one another and with brands targeting the gamer demographic. Our world-leading proprietary platform connects to live game data directly from the servers of our game publisher partners to provide real-time results and feedback to our members." With respect to cheating, the company relies on monitoring and player feed-back: Our Virgin Gaming team

constantly monitors site activity and takes any claims of cheating or bad conduct very seriously. Investigations that expose poor gamesmanship can result in a number of outcomes including loss of member reputation, a lifetime ban from Virgin Gaming, or even a public caning."

Pro Gaming Tours
http://www.progamingtours.net/PGT/
According to the company, "**PGT** was launched on June 24 2010, to provide gamers information on eSports The eSport rankings page shows the rank of the most profitable games (for gamers). The highest ranked eSport is the best one to choose if you want to make money as a professional gamer or eSport athlete."

Console Glitches
http://consoleglitches.com/
According to the company, Console Glitches offers "both fun and competitive online gaming for individual players and teams/clans. Joining the site is completely free and once signed up you can enjoy the many features of CG Pro Gaming."

Pro Gamebler
http://www.progamebler.com/
According to the company, Pro Gamebler is "the place for player-to-player video game Matches and heads up challenges for cash prizes! We provide a social network where you can message, instant message and view all of your friend's activity and achievements through your gamers feed. At Pro Gamebler you can put your skills to the test against other members of the community in heads up challenges and multi-player Matches for real cash prizes."

IGN
http://www.ign.com/
"IGN is an entertainment website that focuses on video games, films, music and other media. IGN's Videogame-related channels include PC Games, Wii, Nintendo DS, Nintendo DSi, Nintendo 3DS, iPhone, Xbox 360, PlayStation 2, PlayStation 3, PSP, Xbox Live, Wireless, Retro, and Android games. IGN's corporate parent is IGN Entertainment, which owns and controls separate sites, such as GameSpy, *GameStats*, VE3D, TeamXbox, Vault Network, FilePlanet and AskMen."

Gamer Saloon
http://www.gamersaloon.com/
According to the company, "GamerSaloon.com is the place to compete in online video game Matches and win real money prizes. GamerSaloon.com makes it possible to play your favorite Xbox 360R, PS3R, WiiR and PC games for cash and prizes without ever getting up off the couch. Compete in daily cash Matches for top EA SPORTS titles like FIFA 12, Madden NFL 12, and NHL 12, plus NBA 2K12, the best racing games, shooters and more. GamerSaloon offers multiplayer Matches, clan Matches and head to head Matches. This is online competitive gaming at its best for players of all skill levels."

Enemy Down
http://www.enemydown.co.uk/
According to the company, "Enemy Down is the UK's biggest online gaming community. Here, you can join or create a clan of players to challenge some of the UK's best gamers at some of the most popular FPS [first person shooter] games available."

Call of Duty Elite
Activision
According to a May 2011 article by MSNBC.com, " 'Call of Duty: Elite' will be a PC and mobile service that lets players track their stats, compete for real and virtual prizes, and form both social and gaming groups with players from across multiple "CoD" [Call of Duty] games." The article authors were able to assess the beta version and described the "competition/tournament" portion of Call of Duty Elite as follows: The most promising and potentially impactful part of "Elite" is the Compete section. It has the potential to turn a fervent fan's weekly (or daily) after-work, after-school "Call of Duty" multiplayer sessions into what will essentially be participation in a season of

"CoD" played as game show or sport. A Program Guide in the Events page will list upcoming challenges. Some challenges will involve uploading videos or screenshots that meet certain contest criteria. So-called Lone Wolf Operations will challenge players to perform certain one-off feats in multiplayer —say, a set number of kills in a game mode that day — and could, the Activision people who showed us "Elite" said, win a player anything from an in-game badge to a real Jeep. The grander Events will pit players against each other in weeks-long Matches that are set up for "CoD" gamers at different levels of skill. These competitions will offer both digital and real prizes - everything from digital trophies and badges to a new Jeep."[77]

DMW International LTD
http://www.dmwpro.com/
According to DMW International LTD, the organization "introduces a whole new experience into online gaming. DMW International Limited has produced a state of the art anti cheat solution, namely DMW Anti Cheat. The Anti Cheat has been developed in such a way so it has the ability to be compatible with any online multiplayer game. DMW Anti Cheat gives customers the piece [sic, "peace"] of mind they have desired for so long, providing a cheat free environment for all the games that DMW Anti Cheat currently support. DMW Anti Cheat is coded by experienced programmers that ensure top quality software releases at all times. The Anti Cheat package consists of two pieces of software, namely DMW Client and DMW Scanner. The Client part of the software is absolutely 'free of charge' and when installed on a users home PC it will monitor for any cheats being ran alongside a game or cheats being introduced whilst playing, this will stop players gaining an unfair advantage over other online players and stamp out cheats."

Evan Balance, Inc.
http://www.evenbalance.com/
According to Evan Balance, Inc., the organization "spearheads the effort to fight cheating in the online multiplayer gaming industry. Our flagship product, PunkBuster™, spawned the Anti-Cheat movement in online gaming several years ago and was the first system proven effective against cheating in online games. Our PunkBuster™ Anti-Cheat software technology and services combat online cheating in some of the most popular games being played over the internet today. We also serve the online gaming communities that surround the games we support by keeping in direct contact with players, server administrators and league officials always watching for new developments in the "online game cheating world".

X-ray Anti Cheat
TNWA Group
http://www.xraygaming.com/
According to a review in http://x-ray-anti-cheat.software.informer.com/, "X-ray Anti-Cheat is a program designed to catch and eliminate cheaters in online games. X-ray is a client-side application, running on your machine and offering protection to you and your team-mates in online leagues and Matches. It allows you to check for cheaters in any match you have played by viewing screenshots of their matches on xraygaming.com. X-ray uses state-of-the-art methods to protect you and your online gaming experience. It will periodically take screenshots of what you are seeing in-game, and will scan for known cheats and bad processes in the background to help with cheat detection. When you are finished playing your game, X-ray will upload these screenshots to our servers, where our experienced admin team and massive userbase will help catch cheaters by reviewing screenshots and 'flagging' them if they appear suspicious. If found and proven to be cheating, the users' game identifier (either a Steam ID, a GUID or CD-Key) is banned from all group sites and any partner leagues, ensuring you play in a cheat-free and safe environment. X-ray Anti-Cheat is a smart and interesting Windows XP and Vista anti-cheat system for multiple games."

Clean DoD
http://www.cleandod.com.br/
According to a review in http://x-ray-anti-cheat.software.informer.com/, "CleanDoD is a very useful and reliable anti-cheating software. It supports almost all online games. This smart utility will prevent you or, specially, other

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[77] http://www.callofduty.com/elite/faq

players to use cheating codes or third party programs while playing your favourite online game." *Please Note*: the company is based in Brazil and the web-site is not set forth in the English language.

SK Gaming Arena
http://arena.sk-gaming.net/
According to the organization, "SK Gaming Arena is a new and exciting way for you to play online games for real money, on PC, Console (Xbox 360/Playstation 3) and in Arcade Games."

Steam
http://store.steampowered.com/
According to Valve, the creator of Steam (http://www.valvesoftware.com/company/index.html), Steam is "the world's largest online gaming platform. Steam turns any PC or Mac into a gaming powerhouse by providing instant access to a huge library of titles, and by automatically keeping a user's games completely up to date. With an active user-base of over 30 million, Steam also connects gamers with each other, making it easy to find friends, keep track of each other's gaming activity, and easily play games together."

Madden Online Money League
http://moneysleague.com/
According to the website, "Madden Online Money Leagues was established to develop online video game skilled-based competitions around the world. These competitions are designed to allow competitors who have long played in local Matches for points or just plain bragging rights to actually battle head to head for prize money. Our mission is to provide an outlet for young & older adults to engage in a positive form of entertainment."

FraggedNation
http://www.fraggednation.com/index.php
According to the site, "FraggedNation is a social, competitive gaming community focused on providing a fair and fun location for competing. You can choose to play inside of a seasonal ladder, multiple sponsored Matches or events, create your own competition, "Prove-it" Scheduled Clan Battles, or even 1v1 Style "Battle Box" matches. Your abilities are endless, it is completely up to your wants and needs. *** FraggedNation offers you the ability to play on multiple platforms, including: XBOX 360, PS3, PC, Wii, and OnLive.

Disclaimer

"Cyber Holdings", "WarZone Secure", "WarZone Girls", "Win With Honor", "WZS" and "WZG" are trademarks of the Company, with "WarZone Secure" and "WarZone Girls being Registered United States Trademarks. Activision, Microsoft, Call of Duty, GenSpera, Inc., DMW International LTD, Evan Balance, Inc., TNWA Group, Enemy Down, Clean DoD, SK Gaming Arena, Steam, Valve and the entities that own and/or control such entities are not involved with the Company, nor have they been asked to comment upon or endorse this Memorandum or the Company or any of its strategic or business initiatives. Trade names and trademarks of third-party companies are believed to be owned or controlled by the associated company. Reference to third-party organizations in this Memorandum, unless designated or identified as otherwise, are for informational purposes only.

A. EXIT STRATEGIES

Although the Company believes that it has provided all material information within this offering, the term of the Investment detailed in this offering is uncertain. The Company anticipates that shareholder liquidity will be derived from a) internal operations; b) trade sale; or c) a public listing on a U.S. or international exchange.

B. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $2,275,000

Company Structure

- Private early stage Online Gaming Technology Company.
- Delaware Stock Corporation (Formed June of 2011).
- THIRTY MILLION Shares of Common Stock Authorized, FIVE MILLION Shares of Preferred Stock Authorized
- ELEVEN MILLION FIVE HUNDRED EIGHTY THREE THOUSAND FIVE HUNDRED TWENTY FIVE Shares of Common Stock Issued and Outstanding, including the NINE MILLION ONE HUNDRED THOUSAND shares of Common Stock issued with this Offering and up to FIVE HUNDRED SEVENTY THREE THOUSAND THREE HUNDRED AND ONE shares of Common Units issued to Alternative Securities Markets Group in conjunction with the Qualification of this Offering.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

C. The Offering

The Company is offering a maximum of 9,100,000 Common Stock Units at a fixed price of $0.25 per Common Stock Unit, with all Units having a par value $0.0001.

D. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered.

E. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Gaming Technology Business Operations. See "USE OF PROCEEDS" section.

F. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $600,000. The Company has established an Escrow Account with the Bank of America. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Shares of Common Stock after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

G. Common Stock

Upon the sale of the maximum number of Common Stock from this Offering, the number of issued and outstanding Common Stock of the Company's Common stock will be held as follows:

- Current Shareholders 61.8%
- New Shareholders 38.2%

H. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

I. Company Share Purchase Warrants

The Company has 1,578,337 outstanding warrants for the purchase of shares of the Company's Common Stock.

J. Company Stock Options

The Company has issued 1,898,900 stock options to current and/or past employees or consultants.

K. Company Convertible Securities

The Company may be required to make payments to specified investors of $94,000 in 1Q2015. This possible repayment is for certain investors who invested in the Company's first Unit sale in March 2013, each Unit consists of Common Stock, Warrants to purchase Common Stock, and a non-interest bearing Note. A total of 14 Units were sold in that financing round. The Company, in its sole and exclusive discretion, can opt to repay the Notes as set forth below, or issue additional Common Stock to the Holders of the Notes as set forth below; if the Company opts to repay the Notes, then each Note Holder has the option to use the cash repayment to exercise the underlying Warrants from each Unit with an enhanced "value" for the Note, as set forth below:

On or before March 1, 2015, the Company can provide to the 14 purchasers of the Units one of the following two options:

Option 1: Cash Repayment

1a) For Units 1-5: $8,000 per Unit in cash, under a non-interest bearing Note ($40,000 total), and

1b) For Units 6-14: $6,000 per Unit in cash, under a non-interest bearing Note ($54,000 total),

This represents a total possible cash-repayment due under the Notes of $94,000. Units 6-14, by agreement, are to be repaid before Units 1-5 Note holders, also by agreement.

If the Company selects Option 1, then the Holders have the opportunity to take the repayment in cash, or use it to exercise the Warrants, as follows:

- Each Unit 1-14 includes 71,667 Warrants to purchase up to 71,667 shares of Common, each Warrant having a 5 year term/acquisition call and a strike price of $0.18/warrant;

- In the event that the Company agrees to re-pay the Note in cash under Option 1, Holders of each Note have the opportunity to receive an enhanced value for the Note which, if chosen, must be used as follows:

    - Units 1-5: the cash-in value of the Note shall be increased from $8,000 to $10,000 but the $10,000 must be used to exercise 100% of the Unit Warrants, and each Holder who uses this option must pay additional cash for the balance due for the Warrant exercise. Total due to exercise 71,667 Warrants at $0.18/Warrant is $12,900.06 such that a Unit 1-5 Holder who obtains the $10,000 must use that money, plus an additional $2,900.06, to exercise 100% of the Warrants, and

    - Units 6-14: the cash-in value of the Note shall be increased from $6,500 to $8,000 but the $8,000 must be used to exercise at least 75% of the Unit Warrants, and each Holder who uses this option must pay additional cash for the balance due for the Warrant exercise. Total due to exercise 75% of 71,667 Warrant (53,571 Warrants) at $0.18/warrant is $9,642.78 such that a Unit 6-15 Holder who obtains the $7,500 must use that money, plus at least an additional $2,142.78, to exercise at least 75% of the Warrants;

OR

Option 2: Non-Cash Repayment, Issuance of Additional Common Stock

1a) For Units 1-5: an additional 71,667 shares of Common Stock per Unit (358,335 Common Stock shares in total), and

1b) For Units 6-14: an additional 35,834 shares of Common Stock per Unit (322,506 Common Shares in total)

If the Company elects to utilize Option 2, a total of 680,841 shares of Common Stock will be issued to holders of these Units 1-14.

The selection by the Company of which Option to utilize shall be based upon the financial and business circumstances of the Company on or near the time the Notes are due (March 1, 2015).

L. Stock Option Plan

The Company's 2011 Stock Option Plan reserved for issuance 2,500,000 shares of Common Stock, of which 1,898,900 options to purchase 1,898,900 shares of our Common Stock purchase have been issued to members of the Management Team, Directors, advisers and consultants. If another plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

M. Reporting

The Company will furnish investors with quarterly unaudited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send investors quarterly unaudited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

N. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

O. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 9,100,000 Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $600,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $600,000 will be held in a Bank of America escrow account, and only after $600,000 in securities has been sold to investors (Two Million Four Hundred Thousand Shares of Common Stock) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be promptly returned without interest or deduction.

P. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Cyber Holdings, Inc.

The Company	Cyber Holdings, Inc. is a Delaware Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on page 75 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Hundred Common Stock Units.
The Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 9,100,000 Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $600,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $600,000 will be held in a Bank of America escrow account, and only after $600,000 in securities has been sold to investors (Two Million Four Hundred Thousand Shares of Common Stock) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Offering	There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company.
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish unaudited quarterly statements to investors.

Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own or rent or lease any real estate. The Company currently utilizes office spaces at 11626 Timberlake Drive San Diego California 92131. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Richard P. Burgoon, Jr.	***President & Chief Executive Officer***

Richard P. Burgoon, Jr., serves as our President, CEO and Corporate Secretary. He has spent over 25 years as an advisor to and working with multiple start-up organizations. He is a co-founder of Epiomed Therapeutics, Inc. (www.epiomed.com) and GenSpera, Inc, (GNSX.OB) a publicly-traded biopharmaceutical company having an oncology-focus. The business model of GenSpera serves as the business model for Cyber Holdings, Inc. in terms of the "small business issuer" process. He previously served as President of Tulip BioMed (TPBM.PK), a two-person publicly-traded medical device company that he guided from insolvency to expansion of its sales, product lines and regulatory approval in Europe prior to his departure in 2009. He served as Chief Executive Officer to Aeolus Pharmaceuticals, Inc. (AOLS.OB) a publicly-traded, CNS-focused clinical development company. Previous positions have included Sr. Vice President, Operations, General Counsel and Secretary to Arena Pharmaceuticals (Nasdaq: ARNA), where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings; Sr. Director & Patent Counsel to Cephalon, Inc. (Nasdaq: CEPH); and Director of Intellectual Property to IDEC Pharmaceuticals Corporation (Nasdaq: IDPH). He is co-founder of Allon Therapeutics, Inc and ChemNavigator.com. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his MBA from San Diego State University in

2005, his JD from the University of New Hampshire (Franklin Pierce Law Center) in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

Mr. Phillip G. Plourde — ***Chief Operations Officer***
Member, Board of Directors

Phillip G. Plourde serves as Chief Operations Officer to the Company and a member of our Board of Directors. Phillip has over 18 years of professional experience in the information technology field and has several Microsoft certifications including MCSE, MCITP and A+ computer software certifications. Phillip currently serves as the lead Project Manager for FBP Systems Inc., a national audio/video integrator. FBP Systems services Hotel/Casino, restaurant, house of worship and government installations with design build, programming and engineering solutions. Phillip is certified in Crestron, AMX, and many other audio/video solutions. In his free time Phillip serves as a technology consultant for The Solutions Foundation, a drug treatment outreach and awareness program based in Las Vegas, NV, which is directed at high school students.

Mr. R. Scott Lentz — ***Advisory Controller***

Scott Lentz serves as our Advisory Controller. Scott is currently CFO of CareCloud, Inc., a leading developer of cloud-based clinical and administrative solutions for medical providers. Scott has over 15 years' experience as CFO of early-stage technology companies. Over the course of his career, he has raised more than $200 million in institutional capital to fund organic and acquisitive growth, acquired four companies with an aggregate value of more than $250 million, sold one company and registered another (Picis, Inc.) for an initial public offering with The Goldman Sachs Group, Inc. serving as lead advisor. Scott received his BS in Management (with honors) from the U.S. Coast Guard Academy and his MBA from the University of Washington.

Mr. Michael Maguire — ***Chief Technology Officer***

Michael Maguire serves as our Chief Technology Officer. Mike has over 10 years of complex business systems analyst experience. He has experience with business critical systems support as well as customer facing software and systems. Mike has worked in many environments that require training in designing, creating, and implementing software that demands reliability, sustainability, and expandability. Mike has experience with many programming languages and constructs in addition to OS architecture training/support and an associate's degree in Computer Network Systems from ITT Technical Institute. Currently, Mike is seeking his Bachelor's degree in Computer Systems Security. Mike has several years of experience in the competitive gaming scene for CoD4 MW as well as CoD Black Ops. He manages several servers for an online community that includes BF3, BFBC2, CoD4, CoD5 WaW, CoD Black Ops, Killing Floor, Minecraft, ArmAII, as well as server management for the database and webserver. Mike has also written several tools for the gaming community to use, which includes Paronicon/Paronicon2 which are now managing over 1,000 Call of Duty servers worldwide. Paronicon is a remote RCON tool that allows server administrators to manage their server while in game, not in game, as well as automatically without their supervision. It can handle multiple servers across multiple games to make the administrator's job much easier. Mike's Paronicon technology will be incorporated into the Company website.

Mr. Ryan Oxford — ***Chief Creative Officer***
Member, Board of Directors

Mr. Oxford serves as Chief Creative Officer and a Member of our Board of Directors. Ryan is a highly creative individual who has spent 20 years in various innovative industries as both a branding/marketing consultant and entrepreneur. He is well connected to the Hollywood ecosystem having written and produced several television and film projects for Universal Pictures, New Line Cinema, Warner Bros. and MTV. His latest movie, LOVE SICK LOVE, is due for theatrical release in the spring of 2013. Alongside his Hollywood endeavors, Ryan helped to co-found SR3 Design, a pioneering international interior architectural design firm. Mr. Oxford created and facilitated development of a ground-breaking approach to interior design with "drag and drop" technology that supported the firm's vision of housing design, sourcing and purchasing under a single roof leading to significant reductions in project schedules and costs. Within 18 months of inception, SR3 was acquired by a high profile architectural design firm. Prior to that, Mr. Oxford worked as the Director of Global Marketing for Wilson Associates, a worldwide leader in interior architectural design whose vast client list includes more than 20 of the world's top 100 billionaires. Ryan received his BA in Communications in 1994 from the California State University Fullerton, and studied International Business Administration at Richmond University in London in 1991. He is a member of the Writers Guild of America, West.

Ms. Cate Gilman ***Chair, Board of Directors***

Cate Gilman serves as the Chair of the Board of Directors to Cyber Holdings, Inc. Ms. Gilman has over 20 years of experience in Finance, Accounting, Internal Controls, Operations and Transactions. Cate has spent significant time working with and for various start-up organizations, including internet-based start-ups, providing a wealth of knowledge and experience in all aspects of management. Ms. Gilman received her BA from Lewis and Clark College in Portland, Oregon, and her MBA from the University of San Diego.

Mr. Mark Seremet ***Member, Board of Directors***

Mark Seremet serves as a member of the Board of Directors to Cyber Holdings, Inc. Mark currently serves as General Manager at Apostrophe Apps, LLC. He recently served as Chief Strategy Officer at IndiePub, Inc., an independent video game publisher, developer and web site dedicated to promoting indie games and indie game development (http://www.indiepubgames.com/). Prior to this role at indeiPub, Mr. Seremet served as their Chief Executive Officer and President, and has served as a director since September 2008. He was Chief Executive Officer of Zoo Games since January 2009 and has served as President of Zoo Games since April 2007. Prior to his start at Zoo, Mr. Seremet was an activist internet investor with investments in private companies. From 2005 to 2006 Mr. Seremet also served as CEO of Spreadshirt.com, a provider of online, customized merchandise. Mr. Seremet is a co-founder and the first CEO of Take-Two Interactive Software, Inc., which he helped take public in 1997, and where he was President and Chief Operating Officer from 1993 to 1998. Additionally, he served as the Chief Operating Officer of Picis from 1998-2000, SA in Barcelona, Spain and orchestrated its registration for an initial public offering on the Nouveau Marche. Mr. Seremet is also the founder and Chief Executive Officer of Paragon Software, which was acquired in 1992 by MicroProse. Mr. Seremet serves on the board of Serklin, Inc. He was named Young Entrepreneur of the Year by the U.S. Small Business Administration in 1989 for Pennsylvania and the Mid-Atlantic region and received a B.S. in Business Computer Systems Analysis from Saint Vincent College.

Mr. Scott G. Hutton ***Member, Board of Directors***

Scott G. Hutton serves as a member of the Board of Directors to Cyber Holdings, Inc. Mr. Hutton is a seasoned business and operations leader with over 25 years experience in developing and marketing informatics based solutions for the biopharmaceutical and chemical industries. Mr. Hutton currently serves as Global Director of Business Development for eBusiness Purchasing Solutions at Sigma-Aldrich Corporation (SIAL: NASDAQ). Prior to joining Sigma-Aldrich, Mr. Hutton co-founded ChemNavigator.com, Inc. ChemNavigator is an internet-based business that provides scientists around the world access to innovative chemistry solutions through the internet. As President and CEO, Mr. Hutton guided ChemNavigator from venture funding through to regular profitability and negotiated successful sale of ChemNavigator to Sigma-Aldrich. Prior to ChemNavigator, Mr. Hutton served as Vice President & General Manager of Tripos, Inc. Tripos develops and markets informatics based software tools to aid the pharmaceutical drug discovery process

B. *Significant Employees.* All Members of Cyber Holdings, Inc. as listed above are each considered "*Significant Employees*" with the exception of Mr. Oxford, and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Cyber Holdings, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. One of our shareholders and co-founder, Barry M. Soper, is the father-in-law of our Chief Operations Officer, Mr. Plourde. To the best knowledge of the Company, the relationship between Mr. Soper and Mr. Plourde is good, and neither coordinates their activities with respect to the operations or management of the Company. Aside from his stock ownership, Mr. Soper has no other relationship with or influence over the Company.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Cyber Holdings, Inc. will be entitled, subject to the success (if any) of the Offering, to receive annual compensation as follows:

Mr. Richard Burgoon, Jr., Chief Executive Officer	$72,000
Mr. Phillip G. Plourde, Chief Operations Officer	$60,000
Mr. R. Scott Lentz, Advisory Controller	$48,000
Mr. Michael Maguire, Chief Technology Officer	$60,000
Mr. Ryan Oxford, Chief Creative Officer	$48,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Phillip G. Plourde Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 2,305,000 Shares (19.89%) Preferred Stock: No Shares	Common Stock: 2,305,000 Shares (11.14%) Preferred Stock: No Shares
Nipoj & Kamilla Pamprome Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 2,375,000 Shares (20.5%) Preferred Stock: No Shares	Common Stock: 2,375,000 Shares (11.48%) Preferred Stock: No Shares
Mr. Richard P. Burgoon, Jr. Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,900,000 Shares (16.4%) Preferred Stock: No Shares	Common Stock: 1,900,000 Shares (9.19%) Preferred Stock: No Shares
Mr. Barry M. Soper Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,345,000 Shares (11.61%) Preferred Stock: No Shares	Common Stock: 1,345,000 Shares (6.5%) Preferred Stock: No Shares
Ms. Kathy Pennington Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Common Stock: 1,200,000 Shares (10.35%) Preferred Stock: No Shares	Common Stock: 1,200,000 Shares (5.8%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Corporation Advisor / Shareholder 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: 571,300 (4.46%) Preferred Stock: No Shares	Common Stock: 571,300 Shares (2.76%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 571,300 (FIVE HUNDRED SEVENTY-ONE THOUSAND THREE HUNDRED) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the Controlling Shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation

ITEM 11. SECURITIES BEING OFFERED.

Common Stock

We are offering a maximum of 9,100,000 Common Stock Units (the "Securities") at a fixed price of $0.25 per Share of Common Stock. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 9,100,000 Common Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Currently there are ELEVEN MILLION FIVE HUNDRED EIGHT THREE THOUSAND FIVE HUNDRED TWENTY FIVE (11,583,525) shares of Common Stock issued and outstanding. Each share of Common Stock entitles the Shareholder to one (1) vote on each matter submitted to vote of the Company's Shareholders, including the election of Directors. There is no cumulative voting. Subject to the preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Broker Dealer, Alternative Securities Market, LLC and the Company's Management, mainly Mr. Richard P. Burgoon, Jr. and Mr. Phillip G. Plourde. Mr. Burgoon and Mr. Plourde will each use all commercially reasonable efforts in an attempt to sell all securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $0.25 per Common Stock Shares. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $600,000 USD before the Company will have access to the Investment proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $600,000 will be held in an investment escrow account, and only after the $600,000 in securities has been sold to investors, will the Company have access to the Investment proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $600,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Determination of Offering Price: The price of the Common Stock has been arbitrarily determined in order for the Company to raise up to a total of $2,275,000 through this offering. The Offering Price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

- The Company's lack of an operating history;
- The proceeds to be raised by this Offering;
- The amount of capital to be contributed by purchasers in this offering, the amount of capital contributed by purchasers of previous offerings, and the amount of stock to be retained by our existing Stockholders, and;
- The Company's relative cash requirements

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 30,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock") and 5,000,000 shares of Preferred Stock. As of February 1st, 2015, 11,583,525 shares of Common Stock were issued and outstanding; NO SHARES of Preferred Stock have been issued or are outstanding. Upon the completion of this Offering, 20,683,525 shares of Common Stock will be issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

(b) *Background Information on the Preferred Stock.* None

(c) *Other Debt Securities.* In conjunction with the first financial raise conducted by the Company, the Company entered into certain Notes with these investors which at the Company's sole and exclusive discretion may obligate the Company to repay a total of $94,000 in the third quarter of Q2015.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of February 1st, 2015, there were 11,583,525 shares of our Common Stock outstanding, which were held of record by approximately 33 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of February 1st, 2015 there were no shares of our Preferred Stock outstanding.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Appendix A
Capitalization

The following table sets forth beneficial ownership information of our common stock at June 30, 2014 for each person known to us to be the beneficial owner of more than 2% of our common stock; our management; our directors; and all of our management and directors as a group.

Beneficial ownership assumes exercise of all issued options and warrants and the issuance of remaining options available under our 2012 Plan.

Pro Forma ownership assumes issuance of 9,671,301 shares of common stock after a fully-subscribed offering.

	Common	Warrants	Options	Total	Percent	Pro Forma Percent
Phillip G. Plourde	2,055,000	-	250,000	2,305,000	14.7%	9.1%
Nipoj and Kamilla Parnprome	2,375,000	-	-	2,375,000	15.2%	9.4%
Richard P. Burgoon, Jr.	1,506,666	143,334	250,000	1,900,000	12.1%	7.5%
Barry M. Soper	1,273,333	71,667	-	1,345,000	8.6%	5.3%
Kathy Pennington	1,200,000	-	-	1,200,000	7.7%	4.7%
Michael Maguire	500,000	-	250,000	750,000	4.8%	3.0%
R. Scott Lentz	250,000	-	250,000	500,000	3.2%	2.0%
Mandy Liu On Behalf Of Yanhong Wu	159,999	215,001	-	375,000	2.4%	1.5%
Paul A. Waalkes, Jr. and Dorothy H. Waalkes	186,666	186,666	-	373,332	2.4%	1.5%
Ryan Oxford	-	-	350,000	350,000	2.2%	1.4%
Cate Gilman	-	-	100,000	100,000	0.6%	0.4%
Mark Seremet	-	-	100,000	100,000	0.6%	0.4%
Scott Hutton	-	-	100,000	100,000	0.6%	0.4%
Subtotal	9,506,664	616,668	1,650,000	11,773,332	75.2%	46.5%
All others	2,076,861	961,669	248,900	3,287,430	21.0%	13.0%
Options available for issuance			601,100	601,100	3.8%	2.4%
Subtotal	2,076,861	961,669	850,000	3,888,530	24.8%	15.3%
Total	11,583,525	1,578,337	2,500,000	15,661,862	100.0%	61.8%
All Management	4,311,666	143,334	1,350,000	5,805,000	37.1%	22.9%
All Management and Directors as a Group	4,311,666	143,334	1,650,000	6,105,000	39.0%	24.1%

END OF APPENDIX A

Appendix B
Government Regulation Information

While the Company does not believe that its WZS website and Matches involve online "gambling", individuals or entities interested in CHI and a possible investment should consult with their attorney and advisers with respect to potentially applicable online "gaming" laws. Although not definitive or endorsed by CHI, a compilation website developed by Chuck Humphrey may be found at http://www.gambling-lawus.com/. The Company believes that the information provided therein is both true and accurate. Mr. Humphrey is neither associated with CHI nor has he been contacted or retained to provide any legal, business, regulatory or other guidance with respect to CHI and its WZS website.

CHI is based in California, and California Penal Code Section 318 et seq. generally involves information regarding online gambling. The following sections are provided for informational purposes only:

> **Penal Code Sec. 330a.** Every person, who has in his possession or under his control, either as owner, lessee, agent, employee, mortgagee, or otherwise, or who permits to be placed, maintained or kept, in any room, space, enclosure or building owned, leased or occupied by him, or under his management or control, any slot or card machine, contrivance, appliance or mechanical device, upon the result of action of which money or other valuable thing is staked or hazarded, and which is operated, or played, by placing or depositing therein any coins, checks, slugs, balls, or other articles or device, or in any other manner and by means whereof, or as a result of the operation of which any merchandise, money, representative or articles of value, checks, or tokens, redeemable in, or exchangeable for money or any other thing of value, is won or lost, or taken from or obtained from such machine, when the result of action or operation of such machine, contrivance, appliance, or mechanical device is dependent upon hazard or chance, and every person, who has in his possession or under his control, either as owner, lessee, agent, employee, mortgagee, or otherwise, or who permits to be placed, maintained or kept, in any room, space, enclosure or building, owned, leased or occupied by him, or under his management or control, any card dice, or any dice having more than six faces or bases each, upon the result of action of which any money or other valuable thing is staked or hazarded, or as a result of the operation of which any merchandise, money, representative or article of value, check or token, redeemable in or exchangeable for money or any other thing of value, is won or lost or taken, when the result of action or operation of such dice is dependent upon hazard or chance, is guilty of a misdemeanor, and shall be punishable by a fine not less than one hundred dollars ($100) nor more than one thousand dollars ($1,000), or by imprisonment in the county jail not exceeding six months, or by both such fine and imprisonment.
>
> *Penal Code Sec. 330b.*
>
> *Possession or keeping of slot machines or devices.*
>
> (a) It is unlawful for any person to manufacture, repair, own, store, possess, sell, rent, lease, let on shares, lend or give away, transport, or expose for sale or lease, or to offer to repair, sell, rent, lease, let on shares, lend or give away, or permit the operation, placement, maintenance, or keeping of, in any place, room, space, or building owned, leased, or occupied, managed, or controlled by that person, any slot machine or device, as defined in this section.
>
> It is unlawful for any person to make or to permit the making of an agreement with another person regarding any slot machine or device, by which the user of the slot machine or device, as a result of the element of hazard or chance or other unpredictable outcome, may become entitled to receive money, credit, allowance, or other thing of value or additional chance or right to use the slot machine or device, or to receive any check, slug, token, or memorandum entitling the holder to receive money, credit, allowance, or other thing of value.
>
> (b) The limitations of subdivision (a), insofar as they relate to owning, storing, possessing, or transporting any slot machine or device, do not apply to any slot machine or device located upon or

being transported by any vessel regularly operated and engaged in interstate or foreign commerce, so long as the slot machine or device is located in a locked compartment of the vessel, is not accessible for use, and is not used or operated within the territorial jurisdiction of this state.

(c) The limitations of subdivision (a) do not apply to a manufacturer's business activities that are conducted in accordance with the terms of a license issued by a tribal gaming agency pursuant to the tribal-state gaming compacts entered into in accordance with the Indian Gaming Regulatory Act (18 U.S.C. Sec. 1166 to 1168, inclusive, and 25 U.S.C. Sec. 2701 et seq.)

(d) For purposes of this section, "slot machine or device" means a machine, apparatus, or device that is adapted, or may readily be converted, for use in a way that, as a result of the insertion of any piece of money or coin or other object, or by any other means, the machine or device is caused to operate or may be operated, and by reason of any element of hazard or chance or of other outcome of operation unpredictable by him or her, the user may receive or become entitled to receive any piece of money, credit, allowance, or thing of value, or additional chance or right to use the slot machine or device, or any check, slug, token, or memorandum, whether of value or otherwise, which may be exchanged for any money, credit, allowance, or thing of value, or which may be given in trade, irrespective of whether it may, apart from any element of hazard or chance or unpredictable outcome of operation, also sell, deliver, or present some merchandise, indication of weight, entertainment, or other thing of value.

(e) Every person who violates this section is guilty of a misdemeanor.

(f) Pinball and other amusement machines or devices, which are predominantly games of skill, whether affording the opportunity of additional chances or free plays or not, are not included within the term slot machine or device, as defined in this section.

Penal Code Sec. 337t.

The following definitions govern the construction of this Section[:]

f) **"Gambling game device"** means any equipment or mechanical, electromechanical, or electronic contrivance, component or machine used remotely or directly in connection with gaming or any game which affects the result of a wager by determining win or loss. The term includes any of the following:

(1) A slot machine.

(2) A collection of two or more of the following components:

(A) An assembled electronic circuit which cannot be reasonably demonstrated to have any use other than in a slot machine.

(B) A cabinet with electrical wiring and provisions for mounting a coin, token, or currency acceptor and provisions for mounting a dispenser of coins, tokens, or anything of value.

(C) A storage medium containing the source language or executable code of a computer program that cannot be reasonably demonstrated to have any use other than in a slot machine.

(D) An assembled video display unit.

(E) An assembled mechanical or electromechanical display unit intended for use in gambling.

(F) An assembled mechanical or electromechanical unit which cannot be demonstrated to have any use other than in a slot machine.

> (3) Any mechanical, electrical, or other device that may be connected to or used with a slot machine to alter the normal criteria of random selection or affect the outcome of a game.
>
> (4) A system for the accounting or management of any game in which the result of the wager is determined electronically by using any combination of hardware or software for computers.
>
> (5) Any combination of one of the components set forth in subparagraphs (A) to (F), inclusive, of paragraph (2) and any other component that the commission determines, by regulation, to be a machine used directly or remotely in connection with gaming or any game which affects the results of a wager by determining a win or loss.

Many states follow what is referred to as the Dominant Factor Test when determining whether games involving money or prizes are games of skill, which are not considered gambling in general, or games of chance, which are considered gambling in general. The Dominant Facto Test can be described as follows:

> "'Chance' is one of the elements generally required to be present in order for a game to violate a state anti-gambling statute. Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the 'chance' element is lacking and the game involved does not violate that state's anti-gambling law. This question considers whether the state applies this 'dominant factor,' or predominance, test."

http://www.gambling-law-us.com/State-Law-Summary/

Although neither intended nor presented as definitive or predictive, the California Supreme Court has set forth its views on this test:

> "The term 'game of chance' has an accepted meaning established by numerous adjudications. Although different language is used in some of the cases in defining the term, the definitions are substantially the same. *It is the character of the game rather than a particular player's skill or lack of it that determines whether the game is one of chance or skill.* The test is not whether the game contains an element of chance or an element of skill but which of them is the *dominating factor* in determining the result of the game."

In re Allen, 27 Cal.Rptr. 168 at 169, 59 Cal.2d 5 at 6(Cal., 1962) Emphasis supplied.

The California Supreme Court has also indicated in a case involving pinball machines in which the California Supreme Court agreed that the machines in question predominately involved skill over chance, that:

> "Whether a game is a game of skill or a game of chance depends on which factor predominates, and this is a question of fact for the trial court [citation omitted]".

Cossack v City of Los Angeles, 114 Cal.Rptr.460 (1974)

Lower courts in California have noted that "the 'domination' standard is a well-settled test in California." *Bell Gardens v. Dept of Justice*, 42 CalRptr.2d 730 (Cal.App. 2 Dist 1995). *Knowles v. O'Connor*, 71 Cal.Rptr 879, 881 (Cal.App. 4 Dist 1968), citing *In re Allen*, noted that "[t]he term 'game of skill' has a reasonably ascertainable meaning." Recently, a US Federal Court rules that poker was "predominantly a game of skill" and therefore not covered by Illegal Gambling Business Act (IGBA), 18 U.S.C. § 1955. *United States v. Lawrence DiCristina*, 546 F.2d 419 (3rd Cir. 2012). In his decision, Judge

Weinstein noted that an expert witness for the defense "has shown persuasively that skilled players will predominate over the less skilled in a relatively short time," supporting his ultimate findings about the question of skill versus chance. Although we do not analogize the games played on our website with poker, it is noted that if a Federal Court has held that poker, which most people associate with "pure" gambling, is a game of skill, we believe that any other legal authority understanding and accepting this decision would conclude that the FPS games played on our website are much more skill-oriented than even poker.

END OF APPENDIX B.

Appendix C

FINANCIAL STATEMENTS

Balance Sheets
Years ended December 31, 2012 and 2013, and the year to date period ended September 30, 2014

	2014 YTD Sept	2013	2012
ASSETS			
Cash	$126	$45,851	$2,217
TOTAL ASSETS	$126	$45,851	$2,217
LIABILITIES			
Accounts Payable	$1,888	$1,888	$1,539
Convertible Notes	$94,000	$94,000	$94,000
TOTAL LIABILITIES	$95,888	$95,888	$95,539
STOCKHOLDERS' EQUITY			
Common stock	$1,158	$1,158	$1,065
Additional Paid in Capital	$366,036	$299,115	$22,238
Retained Earnings	-$350,310	-$116,625	$0
Current Year Profit	-$112,647	-$233,685	-$116,625
Total Stockholders' Equity	-$95,762	-$50,037	-$93,322
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$126	$45,851	$2,217

Income Statements
Years ended December 31, 2012 and 2013, and the year to date period ended September 30, 2014

	2014 YTD Sept	2013	2012
Revenues:	**$0**	$0	$0
Expenses:			
Cost of Revenue	$0	$0	$0
Research and Development	-$67,048	-$140,211	-$69,975
Sales and Marketing	-$24,063	-$51,411	-$25,657
General and Administrative	-$21,536	-$42,063	-$20,992
Total Expenses	-$112,647	-$233,685	-$116,625
Net Income (Loss)	-$112,647	-$233,685	-$116,625

Statements of Cash Flows
Years ended December 31, 2012 and 2013, and the year to date period ended September 30, 2014

	2014 YTD Sept	2013	2012
Cash flows from operating activities			
Net income (loss)	-$112,647	-$233,685	-$116,625
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	$64,672	$102,965	$4,313
Change in assets and liabilities:			
Accounts Payable	$0	$349	$1,539
Net cash provided by (used in) operating activities	-$47,975	-$130,371	-$110,773
Net cash provided by (used in) investing activities	$0	$0	$0
Cash flows from financing activities			
Proceeds from Stock Issuance	$0	$162,525	$18,990
Proceeds from Debt Financing	$0	$0	$94,000
Exercise of Warrants and Options	$2,250	$11,480	$0
Net cash provided by (used in) financing activities	$2,250	$174,005	$112,990
Net increase (decrease) in cash	-$45,725	$43,634	$2,217
Cash, Beginning of Period	$45,851	$2,217	$0
Cash, End of Period	$126	$45,851	$2,217

Statements of Stockholders' Equity
Years ended December 31, 2012 and 2013, and the year to date period ended September 30, 2014

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders Equity
	Shares	Amount			
Balance at January 1, 2012	$0	$0	$0	$0	$0
Issuance of common stock	9,900,000	$990	$0		$990
Issuance of common stock for cash	746,662	$75	$17,925		$18,000
Issuance of stock warrants in connection with issuance of common stock			$702		$702
Stock compensation expense			$3,610		$3,610
Net loss				-$116,625	-$116,625
Balance at December 31, 2012	10,646,662	$1,065	$22,238	-$116,625	-$93,322
Issuance of common stock for cash	574,999	$57	$162,443		$162,500
Issuance of stock warrants in connection with issuance of common stock			$13,780		$13,780
Stock options exercised	104,364	$10	$11,470		$11,480
Issuance of common stock for services performed	250,000	$25			$25
Stock compensation expense			$89,185		$89,185
Net loss				-$233,685	-$233,685
Balance at December 31, 2013	11,576,025	$1,158	$299,115	-$350,310	-$50,037
Stock compensation expense			$64,672		$64,672
Stock options exercised	7,500	$1	$2,249		$2,250
Net loss				(112,647)	-$112,647
Balance at September 30, 2014	11,583,525	$1,158	$366,036	-$462,957	-$95,762

Notes to Unaudited Financial Statements

1. Nature of Operations and Significant Accounting Policies

Nature of Business

Cyber Holdings, Inc. (the "Company") was incorporated in the State of Delaware on June 30, 2011. The Company is an internet-based commercialization-stage entertainment organization focused on the design and implementation of personal computer (PC) online, First-Person-Shooter (FPS) worldwide matches for participants (PC Gamers) through its WarZone Secure™ ("WZS") web site, located at http://www.warzonesecure.com.

Fiscal Year

Our fiscal year ends December 31. References to fiscal 2013, for example, refer to the year ended December 31, 2013.

Use of Estimates

The Company's unaudited financial results for the fiscal years ended December 31, 2012, December 31, 2013 and fiscal year-to-date September 30, 2014 are presented in conformity with accounting principles generally accepted in the United States of America. This presentation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents are maintained at one financial institution and consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at fair value.

Fair Value

The carrying amounts of cash and cash equivalents and accounts payable approximate fair value due to the relatively short-term maturities and are classified as short-term assets and liabilities in the accompanying balance sheets.

Research and Development Expenses

Research and development expenses consist primarily of consulting fees for third party developers and software and hardware costs associated with the development of the Company's online platform. The Company expenses software development costs as incurred.

Advertising Expenses

Advertising expenses are expensed as incurred and included in selling and marketing expense.

2. Significant Balance Sheet Components

Financing Arrangements

In 2012, the Company raised $112,000 via the sale of 14 Units. Each Unit provides to the purchasers thereof Common Stock, Warrants and Notes. The aggregate amount of Common Stock issued in conjunction with the 2012

Unit sales was 746,662 shares. The aggregate amount of Warrants issued in conjunction with the 2012 Unit sales was 1,003,338 (each Warrant exercisable at $0.18 per share, for a period of five years). The aggregate amount of Notes Payable in conjunction with the 2012 Unit sales was $94,000. Each Note is payable on or before March 1, 2015. At the Company's sole discretion, the Notes can be repaid in cash or in Company stock. In the event that the Company elects to repay the Notes in Company stock, the following issuances will occur:

(1) 71,678 shares of Common Stock, par value $0.0001 (with a per-share valuation of $0.11) for each of Notes 1-5 for a total number of shares of 358,390 Common Shares, par value, $0.001 per share, and

(2) 35,834 shares of Common Stock, par value $0.0001 (with a per-share valuation of $0.167) for each of Notes 6-14 for a total number of shares of 322,506 Common Shares, par value, $0.001 per share.

In 2013, the Company secured (a) $50,000 via the sale of 10 Units (separate and distinct from the first offering) and $112,500 via the sale of 4.5 Units (separate and distinct from the second offering). Each Unit provides to the purchasers thereof Common Stock and Warrants. The aggregate amount of Common Stock issued in conjunction with the 2013 Unit sales was 574,999 shares. The aggregate amount of Warrants issued in conjunction with the 2013 Unit sales was 574,999 (each Warrant exercisable between $0.45 and $0.50 per share, for a period of five years).

Total shares issued from these financing rounds were as follows: 1,321,661 shares Common Stock, par value $0.001 per share, and 1,578,337 Warrants to purchase 1,578,337 shares of Common stock, par value $0.001 per share.. On an as-issued, fully diluted basis, with 100% exercise of Warrants, these prior rounds would involve issuance of 2,899,998 shares of our Common Stock, $0.001 par value. None of the Warrants from any of the raises have been exercised as of the date of this Memorandum.

Common Stock

The Company's Certificate of Incorporation authorizes the Company to issue 30,000,000 shares of $0.0001 par value Common stock, and 5,000,000 shares of $.00001 par value Preferred stock. Each share of common stock is entitled to one vote per share. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all other classes of stock outstanding.

Share-Based Compensation Plan

The Company accounts for share-based awards with compensation cost measured using the fair value of the awards issued. The Company uses the Black-Scholes option pricing model to value share-based awards and determine the related compensation expense. Stock-based compensation expense is recorded over the requisite service period, generally two years.

In July 2012, the Company adopted the Company's 2012 Stock Plan (the "Plan"). The Plan provides for the award of up to 2,500,000 stock options to employees, Directors and consultants at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Plan also provides for the issuance of nonqualified stock options and restricted stock to employees, outside directors and consultants. Options granted have a maximum term of ten years from grant date, are exercisable upon vesting and generally vest over a four-year requisite service period. As of September 30, 2014, 1,898,900 options are outstanding under the Plan.

A summary of the Company's stock option activity under the Plan is as follows:

	Number of Shares	Weighted-Average Ex. Price	Exercisable	Weighted-Average Remaining Term (Years)
Outstanding at December 31. 2011	-			
Granted	179,200			
Canceled	-			
Exercised	-			
Outstanding at December 31, 2012	179,200	$0.11	47,400	9.48
Granted	1,942,764			
Canceled	(257,200)			
Exercised	(104,364)			
Outstanding at December 31,2013	1,760,400	$0.19	720,450	9.18
Granted	146,000			
Canceled	-			
Exercised	(7,500)			
Outstanding at September 30, 2014	1,898,900	$0.20	1,186,650	8.76

Total stock compensation expense for the years ending December 31, 2012 and 2013 and the period ending September 30, 2014 was allocated to the following categories:

Stock Compensation Expense

Department	2012	2013	2014
GA	2,933	56,250	37,101
SM	678	4,086	10,107
RD	-	28,849	17,464
	3,610	89,185	64,672

END OF APPENDIX C.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyber Holdings, Inc.

By: Mr. Richard P. Burgoon, Jr.



By: ______________________________
Name: Mr. Richard P. Burgoon, Jr.
Title: Chief Executive Officer & President

By: Mr. Phillip G. Plourde



By: ______________________________
Name: Mr. Phillip G. Plourde
Title: Chief Operations Officer & Member of Board of Directors

By: Mr. Steven J. Muehler



By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

THE REST OF THIS PAGE IS LEFT BLANK INTENTIONALLY.

This offering statement has been signed by the following persons in the capacities and on the dates indicated:



By: ______________________ **Date:** 02/11/2015

Name: Mr. Richard P. Burgoon, Jr.
Title: Chief Executive Officer & President

By: Mr. R. Scott Lentz



By: ______________________ **Date:** 02/12/2015

Name: Mr. R. Scott Lentz
Title: Advisory Controller

By: Ms. Cate Gilman



By: ______________________ **Date:** 02/11/2015

Name: Ms. Cate Gilman
Title: Chair, Board of Directors

By: Mr. Phillip G. Plourde



By: ______________________ **Date:** 02/10/2015

Name: Mr. Phillip G. Plourde
Title: Member of Board of Directors

By: Scott G. Hutton



By: ______________________ **Date:** 02/12/2015

Name: Scott G. Hutton
Title: Member of Board of Directors

By: Mr. Mark Seremet



By: ______________________ **Date:** 02/11/2015

Name: Mr. Mark Seremet
Title: Member of Board of Directors

By: Mr. Ryan Oxford



By: ______________________ **Date:** 02/12/2015

Name: Mr. Ryan Oxford
Title: Member of Board of Directors

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Timestamp	Audit
2015-02-12 11:06:02 -0800	All parties have signed document. Signed copies sent to: Ryan Oxford, Mark Seremet, Scott G. Hutton, Ms. Cate Gilman, R. Scott Lentz, Richard P. Burgoon, Phillip G. Plourde, and Alternative Securities Markets Group.
2015-02-12 11:06:02 -0800	Document signed by R. Scott Lentz (r.scott.lentz@gmail.com) with drawn signature. - 159.63.148.146
2015-02-12 11:05:20 -0800	Document viewed by R. Scott Lentz (r.scott.lentz@gmail.com). - 159.63.148.146
2015-02-12 10:45:39 -0800	Document signed by Ryan Oxford (ryan.oxford@me.com) with drawn signature. - 108.0.204.219
2015-02-12 10:33:02 -0800	Document signed by Scott G. Hutton (sghutton@cox.net) with drawn signature. - 72.197.193.217
2015-02-12 10:31:53 -0800	Document viewed by Scott G. Hutton (sghutton@cox.net). - 72.197.193.217
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2015-02-11 08:16:18 -0800	Document signed by Richard P. Burgoon (rburgoon2004@yahoo.com) with drawn signature. - 104.55.129.155
2015-02-11 08:14:31 -0800	Document viewed by Richard P. Burgoon (rburgoon2004@yahoo.com). - 104.55.129.155
2015-02-11 06:11:14 -0800	Document signed by Ms. Cate Gilman (cate.gilman@cox.net) with drawn signature. - 72.220.77.113
2015-02-11 06:09:42 -0800	Document viewed by Ms. Cate Gilman (cate.gilman@cox.net). - 72.220.77.113
2015-02-11 05:20:02 -0800	Document signed by Mark Seremet (mark.seremet@gmail.com) with drawn signature. - 98.244.137.52
2015-02-11 05:18:44 -0800	Document viewed by Mark Seremet (mark.seremet@gmail.com). - 98.244.137.52
2015-02-10 21:27:41 -0800	Document signed by Phillip G. Plourde (pplourde@cyberholdingsinc.net) with drawn signature. - 98.167.21.81
2015-02-10 21:21:00 -0800	Document viewed by Phillip G. Plourde (pplourde@cyberholdingsinc.net). - 98.167.21.81
2015-02-10 20:33:26 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2015-02-10 20:32:44 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2015-02-10 20:32:43 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation Cyber Holdings, Inc. (Delaware)	
B	Legal Opinion Letter Richard P. Burgoon, Jr., Esq.	
C	Subscription Agreement Cyber Holdings, Inc.	
D	Broker-Dealer & Market Listing Agreement Cyber Holdings, Inc. & Alternative Securities Markets Group	
E	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed February 2015)	
F	Copy of Company page at: http://www.AlternativeSecuritiesMarket.com	
G	Qualification Letter	

PDF Copies of all Exhibits available on the Cyber Holdings, Inc. Page at:

http://www.AlternativeSecuritiesMarket.com (access also through http://www.ASMGCorp.com)


EXHIBIT A

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CYBER HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 2011, AT 12:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
1776
1970
DELAWARE



Jeffrey W. Bullock, Secretary of State

5004790 8100

110781090

AUTHENTICATION: 8877840

DATE: 07-01-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 06/30/2011
FILED 12:44 PM 06/30/2011
SRV 110781090 - 5004790 FILE

CERTIFICATE *of* INCORPORATION

of

Cyber Holdings, Inc.

➧FIRST: The name of this Corporation shall be:

CYBER HOLDINGS, INC.

➧SECOND: Its Registered Office in the State of Delaware is to be located at National Corporate Research, Ltd., 615 South DuPont Highway, in the City of Dover, County of Kent, 19901. The name of its Registered Agent at such address is National Corporate Research, Ltd.

➧THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

➧FOURTH: The amount of the total authorized capital stock of this corporation shall consist of Thirty Million (30,000,000) shares of Common Stock having a par value of $0.0001 per share and Five Million (5,000,000) shares of Preferred Stock having a par value of $0.0001 per share. Authority is hereby expressly granted to the Board of Directors of the Corporation to fix by resolution or resolutions any of the designations, powers, preferences and rights, and any of the qualifications, limitations, or restrictions which are permitted by Delaware General Corporation Law in respect of any class or classes of stock or any series of any class of stock of the Corporation.

➧FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the Bylaws.

➧SIXTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, provided that this provision shall not eliminate or limit the liability of a director under applicable law, (i) for any breach of the director's loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of the law; (iii) for unlawful payment of dividend or unlawful stock purchase or redemption as such liability is imposed under Section 174 of the General Corporation Laws of Delaware; or (iv) for any transaction from which the officer or director derived an improper personal benefit. No amendment to appeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

➡**SEVENTH:** The name and address of the Sole Incorporator is as follows:

Richard P. Burgoon, Jr.
10768 Scripps Ranch Blvd
Suite 206
San Diego, CA 92131

IN WITNESS WHEREOF, the undersigned being the Sole Incorporator hereinbefore named, has executed, signed and acknowledged this Certificate of Incorporation on this **30**th day of **June**, A.D. **2011**.

/s/ Richard P. Burgoon, Jr.
Name: Richard P. Burgoon, Jr.
Title: Sole Incorporator


EXHIBIT B

Richard P. Burgoon, Jr.

11626 Timberlake Drive San Diego California 92131

13 February 2015

Cyber Holdings, Inc.
11626 Timberlake Drive
San Diego California 92131

Re: Cyber Holdings, Inc.
Qualification and Registration of Securities

Ladies and Gentlemen:

At your request, I have examined the Offering Statement ("Offering Statement") on Form 1-A (File No. 024-10386) of Cyber Holdings, Incorporated, a Delaware Corporation, (Company) in connection with the qualification under the Securities of 1933, as amended, of the offer and sale of up to NINE MILLION ONE HUNDRED THOUSAND (9,100,000) shares of Common Stock of the Company (the Securities) by the Company, proposed to be sold at a price of TWENTY FIVE CENTS ($0.25) per share of Common Stock with a proposed minimum offering of SIX HUNDRED THOUSAND DOLLARS ($600,000).

In rendering the opinion below, I examined originals of those corporate and other records and documents considered appropriate. I assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity with originals of all documents submitted to us as copies.

Based on this examination, I am of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for, and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

This opinion letter is limited to the standard requirements placed upon corporations and their directors and officers generally in connection with the issuance of securities such as the Securities.

I hereby consent to the use of this opinion letter as an Exhibit to the Offering Statement and as an exhibit to the Registration Form.

Sincerely,



Richard P. Burgoon, Jr.
California State Bar Number 131359; Member in Good Standing


EXHIBIT C

Cyber Holdings, Inc.

11626 Timberlake Drive

San Diego, California 92131

Direct: (855) 997-2013

SUBSCRIPTION AGREEMENT

Common Stock Shares 1 to 9,100,000

Subject to the terms and conditions of the shares of Common Stock described in the Cyber Holdings, Inc. Offering Circular dated **FEBRUARY 10th, 2015** (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a **purchase price of $0.25 per share.**

I understand that my subscription is conditioned upon acceptance by Cyber Holdings, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Cyber Holdings, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Common Stock Shares of Cyber Holdings, Inc., with a par value of $0.001, at a purchase price **of $0.25 (ZERO DOLLARS AND TWENTY-FIVE CENTS) per share** (aggregate purchase price: $__________________).

Made ________________________________, by and between Cyber Holdings, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to ONE MILLION SEVEN HUNDRED FIFTY THOUSAND Common Stock Shares (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Cyber Holdings, Inc., 11626 Timberlake Drive, San Diego, California 92131**, payable by check to the order of **Cyber Holdings, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Cyber Holdings, Inc., 11626 Timberlake Drive, San Diego, California 92131**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be

consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

13. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

/
/
/

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Cyber Holdings, Inc.

By: ____
Mr. Richard Burgoon, Jr., Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Name of Purchaser

INVESTOR CONTACT INFORMATION:

Name: ____

Spouse Name (if applicable): ______________________________

Address: ____

Address Line 2 (if applicable): ____________________________

City: ____

State or Province: _____________________________________

Postal Code / Zip Code: _________________________________

Country: ____

Best Phone Number: ____________________________________

Alternate Phone Number (not required): _____________________

Email Address: ____

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. Net Worth (excluding your home):

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. Annual Income:

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. ***Annual Expenses:***

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. ***Liquid Net Worth:***

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.


EXHIBIT D

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

BROKER DEALER PLACEMENT AGENT SELLING AGREEMENT FOR:
CYBER HOLDINGS, INC.
(Amended February 11th, 2015)

This agreement (the "Agreement") is made as of February 11th, 2015, by and between Cyber Holdings, Inc., a Delaware Stock Corporation, with its principle place of business at 11626 Timberlake Drive, San Diego, California 92131 ("Company") and Alternative Securities Market, LLC, a California Limited Liability Company organized under the State of California, with its principle place of business at 4050 Glencoe Avenue, Marina Del Rey, California 90292 ("Broker").

The Company hereby agrees with Broker as follows:

1. Broker is a registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), a part of whose business consists of the sale of securities. Broker is also registered as a Broker-Dealer under the Securities Laws of one or more states of the United States.

2. The Company is seeking to complete a Direct Public Offering of Common Stock on the terms and conditions of the Company's prospectus to be qualified by the United States Securities & Exchange Commission pursuant to Regulation A, and any amendments thereto (the "IPO").

3. Broker desires to participate and assist in the Offering and sale of the Securities on a "*Best Efforts*" basis by soliciting, through Broker's Authorized and Licensed personnel, subscriptions for the purchase of the Securities in accordance with the terms of the Qualified Regulation A Offering & Prospectus and any amendments thereto. The Company desires to authorize Broker to enter into such solicitation efforts and to obtain such subscriptions, and it is the purpose of this instrument to set forth the agreement of the parties relative to such authorization.

4. Broker also desires to act as originator and manager of selling group of any other participating Licensed Broker-Dealers on an exclusive basis with respect to the IPO. Broker has industry contacts, associations and relationships with other FINRA-Member Broker-Dealers that may be interested in acting in the capacity of selling agent on a best efforts basis in the Company's IPO. Broker desires to act as a manager of a group of participating FINRA Member Broker Dealers that will act as selling agents with Broker as subagents under the terms and conditions of this Agreement.

5. Broker understands and acknowledges that the offer and sale of Securities will be Registered with the Securities and Exchange Commission under Section 5 of the Securities Act, as amended (the "Act"), as well as registration or qualification afforded by the "Blue Sky" Laws of those jurisdictions in which the Securities are offered or sold.

6. Broker shall solicit subscriptions to purchase the Securities in compliance with all applicable Federal and State Securities Laws, the terms of the Qualified Regulation A Offering, Prospectus and amendments thereto, and the provision of this Agreement. Neither Broker nor any Officer, Agent Employee or other representative of the Broker is authorized to utilize or to display to any person, in connection with the solicitation of subscriptions for the Securities any information or material other than the Prospectus Memoranda and such other information or material as may be authorized and actually furnished by the Company to the Broker in connection with the Offering.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

7. The Company shall have the right, in its sole discretion, to accept or reject any subscriptions tendered by Broker in whole or in part. Subscriptions need not be accepted in the order in which they are received.

8. All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

9. The Company represents and warrants to Broker and agrees as follows:

    a. The Company is a Stock Corporation duly organized and validly existing under the Laws of the State of Delaware, with all requisite power and authority to enter into and perform this Agreement.

    b. The Company is not in violation of its Articles of Incorporation; the Company is not in default in the performance or observance of any material obligation agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Articles of Incorporation of the Company and do not and will not conflict with, or result in a breach of any of the tenets or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under, any material indenture, mortgage loan agreement, note, lease, or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its properties.

    c. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms.

    d. That no offer and no sale of the Securities will not begin until the Regulation A Registration Statement has been duly qualified by the United States Securities and Exchange Commission and the Securities have been registered in all of the States where the Securities will be offered for sale.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

10. Broker represents and warrants to the Company and agrees as follows:

    a. Broker is a Limited Liability Company duly organized and validly existing under the Laws of the State of California with corporate power and authority to enter into and perform all of its obligations under this agreement.

    b. Broker is not in violation of its Certificate of Incorporation or By-laws; Broker is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Certificate of Incorporation or By-laws of the Broker, and do not and will not conflict with, or result in the creating or imposition of any lien, charge or encumbrance upon any property or assets of Broker under, any material indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which Broker is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction, having jurisdiction over Broker or any of its properties.

    c. This Agreement has been duly executed and delivered by Broker and constitutes the legal, valid and binding obligations of Broker, enforceable against it in accordance with its terms.

    d. Broker is duly registered as a Broker-Dealer in such states as it is required to be so registered in all states wherein the Broker will act on behalf of the Company as a placement or sales agent for the Securities.

    e. Broker will: (i) conduct the Offering and Sale of the Securities in accordance with the provisions of Federal and Applicable State Securities Laws; and (ii) shall limit the Offering of the Securities who meet the suitability standards set forth under Regulation A and, prior to any offer of the Securities to any such persons, have reasonable grounds to believe, and in fact believe, that such person meets such standards and maintain memoranda and other appropriate records substantiating the foregoing.

    f. Broker will not use or employ any information or materials in connection with the Offering and Sale of the Securities other than the Qualified Registration Statement.

    g. Broker will obtain and forward to the Company all documentation required to accompany subscriptions for Securities, fully and properly completed.

11. Indemnification:

    a. The Company shall indemnify, and hold harmless, Broker and each person, if any, who controls Broker (within the meaning of either the Act or the Securities Exchange Act of 1937) as follows:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

i. Against any and all loss, claim, liability and expense, whatsoever arising out of any untrue statement of a material fact contained in the prospectus (or any amendment or supplement thereto), or the omission or alleged omission there from of a material fact required to be stated therein or necessary to make the statements therein not misleading;

ii. Against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

iii. Against any and all expense whatsoever (including fees and disbursements of counsel chosen by Broker and approved by the Company, which approval shall not be unreasonably withheld) reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission or based upon any "blue sky" filings, or lack thereof. It shall be the Company's responsibility to only accept subscriptions in the States where the Company's Securities have been properly qualified.

b. Broker shall indemnify and hold harmless the Company, each director and officer of the Company, and each person who controls the Company (within the meaning of either the Act or the Securities Exchange Act of 1934), each consultant or financial advisor of the Company, and each agent, attorney, or representative of the Company, against any and all loss, claim, damage, liability and expense, but only with respect to false or misleading statements, alleged false or misleading statements, made by Broker, or any officer, director, employee or agent of Broker, not contained in the qualified registration statement / prospectus.

c. Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify any indemnifying party shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

d. If the indemnification is unenforceable, although applicable in accordance with its terms, then the parties agree that in order to provide for just and equitable contribution, they each shall proportionately contribute to the aggregate losses, claims, damages, liabilities or expenses contemplated by such indemnity agreement incurred by each of them, provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

12. All representations, warranties, covenants and agreements made herein or in certificates and instruments delivered pursuant hereto, shall remain in full force and effect regardless of any investigation made by or on behalf of Broker and its controlling persons, or the Company and its controlling persons, or any agreement of any of them, and shall survive sale and delivery of the Securities to be offered hereunder.

13. All notices hereunder shall be in writing, and shall be personally delivered or sent by first class registered or certified mail, postage prepaid, to the parties at their respective addresses shown below, or such other addresses as may be so designated.

14. Time shall be of the essence of this Agreement.

15. This Agreement (other than those portions that survive) may be terminated by either party at any time by written notice to the other party.

16. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, or its interpretation or effectiveness, and which is not settled between the parties themselves, shall be settled by binding arbitration in Los Angeles County, California in accordance with the rules of the American Arbitration and judgment upon the award may be entered in any court having jurisdiction thereof. The prevailing party in ay litigation, arbitration or mediation relating to collection of fees, or any other matter under this Agreement, shall be entitled to recover all its costs, if any, including without limitation reasonable attorney's fees, from the other party for all matters, including, but not limited to, appeals. This Agreement is made in the State of California, and all questions related to the execution, construction, validity, interpretation and performance of this Agreement and to all other issues or claims arising hereunder, shall be governed and controlled by the Laws of the State of California.

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Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

Company:
Cyber Holdings, Inc.

Signature: ___________________________________

Printed Name: ________________________________

Title: ______________________________

Broker-Dealer:
Alternative Securities Market, LLC

By: _________________________________
CEO or Vice President, Alternative Securities Market, LLC

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between **Cyber Holdings, INC**.

The Company's eligibility to list and promote its securities offering on the Alternative Securities Market's ("ASM") Primary and Secondary Private Alternative Securities Market at http://www.ASMGCorp.com is more fully defined in, and is governed by, the ASMG Market Listing Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Market Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.ASMGCorp.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

MUST CHOOSE ONE ASM MARKET TIER BELOW:

ASM MARKET	Initials	Date
ASM VENTURE MARKET *(Raising $100,000 to $1,000,000)*		
ASM MAIN MARKET *(Raising $1,000,001 to $5,000,000)*	X______________	X___________
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

MARKET SEGMENTS:

(___) Alternative Securities Market Aviation & Aerospace Market

(___) Alternative Securities Market Biofuels Market

(___) Alternative Securities Market California Water Rights Market

(___) Alternative Securities Market Commercial Mortgage Clearinghouse

(___) Alternative Securities Market Energy Market

(_X_) Alternative Securities Market Entertainment & Media Market

(___) Alternative Securities Market Fashion & Textiles Market

(___) Alternative Securities Market Financial Services Market

(___) Alternative Securities Market Food & Beverage Market

(___) Alternative Securities Market Hotel & Hospitality Market

(___) Alternative Securities Market Life Settlement Market

(___) Alternative Securities Market Medical Device & Pharmaceuticals Market

(___) Alternative Securities Market Mining & Mineral Rights Market

(___) Alternative Securities Market Oil & Natural Gas Market

(___) Alternative Securities Market Residential Mortgage Market

(___) Alternative Securities Market Restaurant & Night Club Market

(___) Alternative Securities Market Retail & E-Commerce Market

(___) Alternative Securities Market New Technologies Market

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Type of Direct Public Offering: *(Choose One)*

Common Stock: (_X_)
Preferred Stock: (__)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Terms: See Below

Common Stock Offering:

Regulation A
9,100,000 Common Stock Shares

Price:
$0.25 Per Common Stock Share

Type of Investor Reporting: *(Choose One of Three options below)*

(X) OPTION ONE: Investor Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*). All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company audited financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*).

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

( ) OPTION TWO: Limited Investor Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*). All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

( ) OPTION THREE: Investor Non-Reporting Company - ONLY AVAILABLE FOR COMMERCIAL MORTGAGE CLEARINGHOUSE / RESIDENTIAL MORTGAGE CLEARINGHOUSE & LIFE SETTLEMENT MARKET COMPANIES:

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
    a. NONE

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000

Costs Associated with Public Listings and Public Offering:

Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

REGULATION A W/ REGULATION S SECURITIES OFFERING:

- Monthly ASM Listing & Public Reporting Fees:
  - $75 per month
- *First payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*

- All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

- 03% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 0.75% of the Company's issued and outstanding common stock)*

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 1.5% of the Company's issued and outstanding common stock)*

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG*

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

would own 2.25% of the Company's issued and outstanding common stock)

- 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 3% of the Company's issued and outstanding common stock)*

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

Company:
Cyber Holdings, Inc.

Signature: ______________________________

Printed Name: ______________________________

Title: __________________________

Company:
Alternative Securities Markets Group Corporation

By: ______________________________
CEO or Vice President, Alternative Securities Markets Group Corporation


EXHIBIT E

FORM BD PAGE 1 (Execution Page)	UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION Date: 01/22/2015 SEC File No: 8-________ Firm CRD No.: ________	OFFICIAL USE	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☒ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

A. Full name of *applicant* (if sole proprietor, state last, first and middle name):
Alternative Securities Market, LLC

B. IRS Empl. Ident. No.:
47-2395422

C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

(2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
Please check above.

E. Firm main address: (Do not use a P.O. Box)

4050 Glencoe Avenue, #210	Marina Del Rey	California	90292
(Number and Street)	(City)	(State/Country)	(Zip+4/Postal Code)

Branch offices or other business locations must be reported on Schedule E.

F. Mailing address, if different:

G. Business Telephone Number:

213	407-4386
(Area Code)	(Telephone Number)

H. Contact Employee:

Mr. Steven Joseph Muehler	213	407-4386
(Name and Title)	(Area Code)	(Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant*. The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

1/22/15
Date (MM/DD/YYYY)

Alternative Securities Market, LLC - Steve Muehler
Name of Applicant

By: [signature]
Signature

[signature]
Print Name and Title

Subscribed and sworn before me this ____ day of ________, ____ Year by - See Attached Notary Public

My Commision expires ________ County of - See Attached State of - see Attached

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

- [x] See Attached Document (Notary to cross out lines 1–6 below)
- [ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____________________________ _____________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of January, 2015, by
Date *Month* *Year*

(1) Steve Muehler

(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


CHUCK JIRO MURAYAMA
Commission # 1990849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 9, 2016

Seal
Place Notary Seal Above

Signature ____________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Uniform Application For Broker-Dealer Registration Document Date: 1-22-2015

Number of Pages: 1 Signer(s) Other Than Named Above: ________

FORM BD
PAGE 2

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

		YES	NO
A.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	[x]	☐
B.	Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	[x]
C.	Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934? *Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.*	☐	[x]
D.	Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	[x]

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

AMEX	BSE	CBOE	CHX	NSX	FINRA	NQX	NYSE	PHLX	ARCA	ISE	OTHER *(specify)*
☐	☐	☐	☐	☐	[x]	☐	☐	☐	☐	☐	☐ ________

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
[s] California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant.*

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ____________

☐ Partnership [x] Limited Liability Company

B. Month *applicant's* fiscal year ends: 12/31

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: California Date of formation: 11/26/2014 (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___ ___ ___ - ___ ___ - ___ ___ ___ ___

(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

		YES	NO
5.	Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	[x]
6.	Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	[x]
7.	Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	[x]

FORM BD PAGE 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ______

OFFICIAL USE | OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☒
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☒
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☒
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☒
B. wholly or partially finance the business of applicant?	☐	☒
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☒	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☒
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☒
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☒

FORM BD PAGE 4	Applicant Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ________	OFFICIAL USE	OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

		YES	NO
D.	Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
	(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☒
	(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☒
	(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☒	☐
	(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☒
	(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☒
E.	Has any *self-regulatory organization or* commodities exchange ever:		
	(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
	(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☒
	(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
	(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☒
F.	Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☒
G.	Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☒

CIVIL JUDICIAL DISCLOSURE

		YES	NO
H.	(1) Has any domestic or foreign court:		
	(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☒
	(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
	(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☒
	(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☒

FINANCIAL DISCLOSURE

		YES	NO
I.	In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
	(1) has been the subject of a bankruptcy petition?	☐	☒
	(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☒
J.	Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☒
K.	Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☒

FORM BD
PAGE 5

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015

Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A. Exchange member engaged in exchange commission business other than floor activities ☐ EMC
B. Exchange member engaged in floor activities ☐ EMF
C. Broker or dealer making inter-dealer markets in corporate securities over-the-counter ☐ IDM
D. Broker or dealer retailing corporate equity securities over-the-counter ☐ BDR
E. Broker or dealer selling corporate debt securities ☒ BDD
F. Underwriter or selling group participant (corporate securities other than mutual funds) ☐ USG
G. Mutual fund underwriter or sponsor ☐ MFU
H. Mutual fund retailer ☐ MFR
I. 1. U.S. government securities dealer ☐ GSD
   2. U.S. government securities broker ☐ GSB
J. Municipal securities dealer ☐ MSD
K. Municipal securities broker. ☐ MSB
L. Broker or dealer selling variable life insurance or annuities ☐ VLA
M. Solicitor of time deposits in a financial institution ☐ SSL
N. Real estate syndicator. ☒ RES
O. Broker or dealer selling oil and gas interests ☒ OGI
P. Put and call broker or dealer or option writer ☐ PCB
Q. Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds) ☐ BIA
R. Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals) ☐ NPB
S. Investment advisory services ☐ IAD
T. 1. Broker or dealer selling tax shelters or limited partnerships in primary distributions ☐ TAP
   2. Broker or dealer selling tax shelters or limited partnerships in the secondary market ☐ TAS
U. Non-exchange member arranging for transactions in listed securities by exchange member ☐ NEX
V. Trading securities for own account ☐ TRA
W. Private placements of securities ☒ PLA
X. Broker or dealer selling interests in mortgages or other receivables ☒ MRI
Y. Broker or dealer involved in a networking, kiosk or similar arrangement with a:
   1. bank, savings bank or association, or credit union ☐ BNA
   2. insurance company or agency ☐ INA
Z. Other *(give details on Schedule D, Page 1, Section II)* ☐ OTH

	YES	NO
13. A. Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☒
B. Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☒

Schedule A of FORM BD **DIRECT OWNERS AND EXECUTIVE OFFICERS** (Answer for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ________	**OFFICIAL USE**

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;

   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and

   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.

   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ☒ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% ; A - 5% but less than 10% ; B - 10% but less than 25% ; C - 25% but less than 50% ; D - 50% but less than 75% ; E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		
Mr. Steven Joseph Muehler	I	Managing Member	12	2014	NA	Yes		47-2395422	
Alternative Securities Markets Group Corporation	DE	Sole Shareholder	11	2014	E	Yes		47-2360876	

Schedule B of FORM BD
INDIRECT OWNERS

(Answer for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant.* Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the Instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD
AMENDMENTS TO SCHEDULES A & B
(Amendments to answers for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).
2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).
3. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more; F - Other General Partners
4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD
Page 1

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ■ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)
List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B
Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD Page 2	Applicant Name: Alternative Securities Market, LLC Date: 1/22/15 Firm CRD No.:	OFFICIAL USE	OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1

Partnership, Corporation, or Organization Name: Alternative Securities Markets Group Corporation

CRD Number (if any): Recently Filed ADV2 for RIA Firm (Series 65)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*: 4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292

Effective Date (MM DD YYYY): 10/02/2014

Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☒ No

If Yes, provide country of domicile or incorporation:

Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☒ Yes ☐ No Investment Advisory Activities: ☒ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Investment Advisory Firm

2

Partnership, Corporation, or Organization Name:

CRD Number (if any):

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:

Effective Date (MM DD YYYY): 10/02/2014

Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No

If Yes, provide country of domicile or incorporation:

Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3

Partnership, Corporation, or Organization Name:

CRD Number (if any):

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:

Effective Date (MM DD YYYY): / /

Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No

If Yes, provide country of domicile or incorporation:

Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control relationship*. Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD Page 3	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM / DD / YYYY Termination Date MM / DD / YYYY
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

2	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM / DD / YYYY Termination Date MM / DD / YYYY
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

3	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM / DD / YYYY Termination Date MM / DD / YYYY
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

4	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM / DD / YYYY Termination Date MM / DD / YYYY
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?

☐ (2) been *charged* with any *felony*?

11B In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ■ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ■ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign
   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

   California Department of Corporations

2. Principal Sanction: (check appropriate item)

   ☐ Civil and Administrative Penalty(ies)/Fine(s)
   ☐ Bar
   ☒ Cease and Desist
   ☐ Censure
   ☐ Denial
   ☐ Disgorgement
   ☐ Expulsion
   ☐ Injunction
   ☐ Prohibition
   ☐ Reprimand
   ☐ Restitution
   ☐ Revocation
   ☐ Suspension
   ☐ Undertaking
   ☐ Other ________

   Other Sanctions:

   None

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

   If not exact, provide explanation: ________

4. Docket/Case Number:

   See Attached Copy of the Order

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

   ☐ Annuity(ies) - Fixed
   ☐ Annuity(ies) - Variable
   ☐ CD(s)
   ☐ Commodity Option(s)
   ☐ Debt - Asset Backed
   ☐ Debt - Corporate
   ☐ Debt - Government
   ☐ Debt - Municipal
   ☐ Derivative(s)
   ☐ Direct Investment(s) - DPP & LP Interest(s)
   ☐ Equity - OTC
   ☐ Equity Listed (Common & Preferred Stock)
   ☐ Futures - Commodity
   ☐ Futures - Financial
   ☐ Index Option(s)
   ☐ Insurance
   ☐ Investment Contract(s)
   ☐ Money Market Fund(s)
   ☐ Mutual Fund(s)
   ☐ No Product
   ☐ Options
   ☐ Penny Stock(s)
   ☐ Unit Investment Trust(s)
   ☐ Other ________

   Other Product Types:

   Private Placement

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   Alleged Unsolicited Email was send regarding a Private Placement Securities Offering. No Shares of any offering were ever sold.

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

- ☐ Acceptance, Waiver & Consent (AWC)
- ☐ Decision & Order of Offer of Settlement
- ☐ Settled
- ☐ Consent
- ☐ Dismissed
- ☐ Stipulation and Consent
- ☐ Decision
- ☐ Order
- ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: All Activities of the solicitation of any non-registered Securities were ceased.

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

- ☐ Monetary/Fine Amount: $
- ☐ Revocation/Expulsion/Denial
- ☐ Disgorgement/Restitution
- ☐ Censure
- ☐ Cease and Desist/Injunction
- ☐ Bar
- ☐ Suspension

B. Other Sanctions Ordered:

NONE

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investmenf-related* activity?
☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ____________

Other Relief Sought:

____
____

3. Filing Date of Court Action (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ____________________

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

____

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

[ ]

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

____
____
____
____
____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

____

10. If pending, date notice/process was served (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled

☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ____________

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount $ ☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to **Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding.* An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding.* Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER ______

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle) ______

☐ This DRP should be removed from the BD record because the *control affilliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ______

2. Action Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

   ____

   Was the Organization *investment-related*? ☐ Yes ☐ No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

   ____

5. Is action currently pending? ☐ Yes ☐ No

6. If not pending, provide Disposition Type: (check appropriate item)

   ☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released

   ☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ______________

7. Disposition Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

   ____

   ____

   ____

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

   ____

   Currently Open? ☐ Yes ☐ No

   Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):

STATE OF CALIFORNIA – DEPARTMENT OF BUSINESS OVERSIGHT

CONSENT TO SERVICE OF PROCESS

DBO-260.165 (Rev. 7-13)



TO THE COMMISSIONER OF BUSINESS OVERSIGHT OF THE STATE OF CALIFORNIA

CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, [Alternative Securities Market, LLC

(a corporation, partnership or limited liability company organized under the laws of the State of California),

OR

_______________ (an individual),

OR

_______________ (other entity),]

hereby irrevocably appoints the Commissioner of Business Oversight of the State of California, or the Commissioner's successor in office, to be the undersigned's attorney to receive service of any lawful process in any noncriminal suit, action or proceeding against the undersigned, or the undersigned's successor, executor, or administrator which arises under the Corporate Securities Law of 1968 or any rule or order thereunder after this consent has been filed, with the same force and validity as if served personally on the undersigned.

For the purpose of compliance with the Corporate Securities Law of 1968 of the State of California, notice of the service and a copy of the process should be sent by registered or certified mail to the undersigned at the following address:

Alternative Securities Market, LLC

(Name and Address)

4050 Glencoe Ave, # 210, Marina Del Rey, CA 90292

Dated: March 4th, 2015.

[signature]

Mr. Steven J. Mueller

Senior Managing Member

[Insert name of corporation, partnership, limited liability company or other entity]

STATE OF CALIFORNIA – DEPARTMENT OF BUSINESS OVERSIGHT

CONSENT TO SERVICE OF PROCESS

DBO-260.165 (Rev. 7-13) Page 2 of 2

By [signature]

Title Senior Managing Member

OR

[Insert name of individual]

____

State of California)

County of Los Angeles)

On March 4, 2015 before me, Benjamin Herrera Notary Public,
(Name of Notary)

personally appeared Steven J. Moehler
(Here, insert Name and Title of the Officer)

(who proved to me on the basis of satisfactory evidence) to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



Signature See CA All-Purpose Ack
Benjamin Herrera, Notary Public

Any certificate of acknowledgement taken in another place shall be sufficient in the State of California if it is taken in accordance with the laws of the place where the acknowledgment is made.

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On March 4, 2015 before me, Benjamin Herrera Notary Public,
(Here insert name and title of the officer)

personally appeared Steven Muehler,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.



BENJAMIN HERRERA
Commission # 2096361
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2019

WITNESS my hand and official seal.



Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  _______________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

THIS DOCUMENT CONTAINS A TRUE WATERMARK. HOLD UP TO LIGHT TO VIEW



WESTERN UNION WU
moving money for better

WESTERN UNION FINANCIAL SERVICES INC. - ISSUER - Englewood, Colorado

Payable at Wells Fargo Bank Grand Junction - Downtown, N.A., Grand Junction, Colorado

MONEY ORDER

RALPHS #280

17-036728749



Ralphs

(ISSUING AGENT)

A 726778 D 030415
T 0823 05
170367287498 L 000280

$ 300.00

PAY EXACTLY THREE HUNDRED DOLLARS AND NO CENTS

PAY TO THE ORDER OF State of California

SEC Form BD
PAYMENT FOR/ACCT. #

PURCHASER'S ADDRESS 4050 Glencoe Ave, #210, Marina Del Rey, CA 90292

PURCHASER'S SIGNATURE

PURCHASER BY SIGNING YOU AGREE TO THE TERMS ON THE REVERSE SIDE

⑆102100400⑆ 40170367287498⑈


EXHIBIT F

Alternative Securities Market

The Global Alternative Securities Marketplace

HOME MARKETS TIERS SERVICES MARKET SEGMENTS CONTACT

Cyber Holdings, Inc.

Direct Public Offering / ASM Main Market / Regulation A



Cyber Holdings, Inc.

- Delaware Stock Corporation
- SEC CIK Number: 0001606809
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Open to All Investors March 2015**

VIEW SEC FILINGS

VIEW PROSPECTUS

INVEST ONLINE

DOCUMENTS



Public Offering



EXHIBITS LIST



EXHIBIT A



EXHIBIT B



EXHIBIT C



EXHIBIT D



EXHIBIT E



EXHIBIT F



EXHIBIT G

Cyber Holdings, Inc.

About Cyber Holdings, Inc.:

Cyber Holdings is an internet-based entertainment company with business operations on two websites: "WarZone Secure, a PC-based site for matches involving First Person Shooter video games where players can win cash and other prizes, and "WarZone Girls" a novel series.

Additional Information about the Company available at: **https://CyberHoldingsInc.Net**

Securities being Offered on the Alternative Securities Market Primary Market:

Common Stock

We are offering a maximum of 9,100,000 Common Stock Units (the "Securities") at a fixed price of $0.25 per Share of Common Stock. This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 9,100,000 Common Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Currently there are ELEVEN MILLION FIVE HUNDRED EIGHT THREE THOUSAND FIVE HUNDRED TWENTY FIVE (11,583,525) shares of Common Stock issued and outstanding. Each share of Common Stock entitles the Shareholder to one (1) vote on each matter submitted to vote of the Company's Shareholders, including the election of Directors. There is no cumulative voting. Subject to the preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, mainly Mr. Richard P. Burgoon, Jr. and Mr. Phillip G. Plourde. Mr. Burgoon and Mr. Plourde will each use all commercially reasonable efforts in an attempt to sell all securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $0.25 per Common Stock Shares. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $600,000 USD before the Company will have access to the Investment proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $600,000 will be held in an investment escrow account, and only after the $600,000 in securities has been sold to investors, will the Company have access to the Investment proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $600,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Determination of Offering Price: The price of the Common Stock has been arbitrarily determined in order for the Company to raise up to a total of $2,275,000 through this offering. The Offering Price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

- The Company's lack of an operating history;
- The proceeds to be raised by this Offering;
- The amount of capital to be contributed by purchasers in this offering, the amount of capital contributed by purchasers of previous offerings, and the amount of stock to be retained by our existing Stockholders, and;
- The Company's relative cash requirements

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to



EXHIBIT I

the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS MR. RICHARD BURGOON, JR, ESQ

CYBER HOLDINGS, INC.
11626 Timberlake Drive
SAN DIEGO, CALIFORNIA
PHONE: (855) 997-2013
CONTACT@CYBERHOLDINGSINC.NET

FOLLOW US:



EXHIBIT G

Cyber Holdings, Inc.
11626 Timberlake Drive • San Diego California 92131

Date: February 13, 2015
Via Hand Delivery and Electronic Mail

Loan Lauren P. Nguyen
Special Counsel
United States Securities and Exchange Commission

Reference: **Request for Qualification for**
Cyber Holdings, Inc.
Regulation A Offering Statement on SEC Form 1-A (024-10386)

Dear Ms. Nguyen:

Cyber Holdings, Inc. (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00PM Washington DC time on Monday February 16, 2015, or as soon thereafter as possible. Please email or fax a copy of the written order form the Securities and Exchange Commission (the "Commission") verifying the qualification time and date of the Offering Statement to the undersigned, Attention: Mr. Phillip G. Plourde at pplourde@cyberholdingsinc.net with a courtesy copy to Mr. Richard P. Burgoon, Jr. at rburgoon2004@yahoo.com. Mr. Plourde's direct line is at (702) 806-6103, and Mr. Burgoon's direct line is (858) 382-4533.

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States of America.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the Issuer, or Mr. Stephen J. Muehler at Alternative Securities Markets Group Corporation at (213) 407-4386, or by email at legal@alternativesecuritiesmarketgroup

Respectfully submitted,



Phillip G. Plourde
Chief Operating Officer
Member, Board of Directors
Cyber Holdings, Inc.